AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 3, 2005	REGISTRATION NO. 333-_____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TURBOCHEF TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	TurboChef Technologies, Inc. Six Concourse Parkway, Suite 1900 Atlanta, Georgia 30328 (678) 987-1700	48-1100390
(State or Other Jurisdiction of Incorporation or Organization)	(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(I.R.S. Employer Identification number)

Dennis J. Stockwell, Esq.
Vice President, General Counsel and Secretary
Six Concourse Parkway, Suite 1900
Atlanta, Georgia 30328
(678) 987-1700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies To:
Reinaldo Pascual, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 (404) 815-6500	Ernest W. Torain, Jr., Esq. Vedder, Price, Kaufman & Kammholz, P.C. 222 N. LaSalle Street, Suite 2600 Chicago, Illinois 60601 (312) 609-7500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

Calculation of Registration Fee
Title Of Each Class Of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee(2)
Common Stock	5,750,000	$23.00	$132,250,000	$15,566.00

(1)	Includes 750,000 shares subject to the exercise of the underwriters’ over-allotment option.
(2)	Determined in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock as reported on the American Stock Exchange on December 31, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JANUARY 3, 2005

Preliminary Prospectus

5,000,000 Shares

TurboChef Technologies, Inc.

Common Stock

     This is a public offering of 5,000,000 shares of common stock, par value $.01 per share, of TurboChef Technologies, Inc. We are selling 2,500,000 shares and the selling stockholders described in the section entitled “Principal and Selling Stockholders” on page 48 of this prospectus are selling 2,500,000 shares. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

     Our common stock is traded on the American Stock Exchange under the symbol “TCF”. On December 31, 2004, the last sales price of our common stock as reported on the American Stock Exchange was $22.88 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8.

	Per Share	Total
Offering price	$	$
Discounts and commissions to underwriters	$	$
Offering proceeds to TurboChef Technologies, Inc., before expenses	$	$
Offering proceeds to the selling stockholders, before expenses	$	$

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The underwriters have an option to purchase up to an additional 750,000 shares from one of the selling stockholders within 30 days from the date of this prospectus at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Joint Book-Running Managers

Banc of America Securities LLC	William Blair & Company

Stephens Inc.	Oppenheimer & Co. Inc.

                                   , 2005

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jursidiction where the offer or sale is not permitted.

TURBOCHEF
COOK TIME
3 min 30 sec

TURBOCHEF
COOK TIME
2 min 30 sec

TURBOCHEF

TURBOCHEF
COOK TIME
2 min 30 sec

TURBOCHEF
COOK TIME
30 seconds

All food pictured was cooked in a TurboChef speed cook oven.

TURBOCHEF

Accelerating the World of Cooking™

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We, the selling stockholders and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

This prospectus includes our trademarks, including TurboChef® and Tornado™. All other trademarks appearing in this prospectus are the property of their respective holders.

i

SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the accompanying notes included herein and in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, which are incorporated herein by reference. Unless otherwise indicated, all share information in this prospectus assumes no exercise of the underwriters’ over-allotment option. Additionally, all share information in this prospectus has been adjusted retroactively to reflect the one-for-three reverse stock split completed December 27, 2004. Except as otherwise indicated or required by the context, references in this prospectus to “we”, “our”, “us”, “TurboChef” or the “Company” refer to TurboChef Technologies, Inc. and its subsidiaries.

TurboChef Technologies, Inc.

Overview

TurboChef Technologies, Inc. is a leading provider of equipment, technology and services focused on the high-speed preparation of food products for the $4.0 billion worldwide commercial primary cooking equipment market. Our user-friendly speed cook ovens employ proprietary combinations of heating technologies to cook a variety of food products at faster speeds than, and to quality standards that we believe are comparable or superior to, that of conventional heating methods. We believe that our speed cook innovations, which are the subject of our extensive patent portfolio, represent the leading technologies in the speed cook sector of the commercial cooking equipment market. Our ovens feature the following characteristics:

•	Advanced Speed Cook Technology — High-speed forced air convection, microwave energy and infared browning elements facilitate cooking speeds up to 12 times faster than a conventional oven while maintaining quality through baking, browning, broiling and roasting.

•	Ventless Cooking — A catalytic converter breaks down fume and grease by-products of food, enabling our ovens to be ventless and thereby usable in a wide array of environments without the need for a commercial kitchen hood system.

•	Ease of Use — Our proprietary operating system permits users to quickly and easily use numerous pre-programmed cook settings and download specific menu selections and cooking cycles without the need for extensive training.

We currently offer two commercial ovens — our C3 oven and our more recently developed Tornado oven. Our versatile C3 oven is capable of cooking a broad spectrum of food, from dense proteins like filet mignon to delicate soufflés, and our Tornado oven, which has many of the same operational benefits as our C3 oven, is specifically designed to cook, toast and brown sandwiches, pizzas, appetizers and similar food products. Additionally, we are in the process of developing other ovens to address commercial market needs. We also intend to deliver to the residential oven market the same advanced technology and associated benefits offered by our commercial ovens. We are currently refining a residential prototype oven and developing our production, marketing and sales strategies for that market. We employ a flexible manufacturing model that relies on external suppliers for components for our ovens and utilizes a combination of contract manufacturers and our own facilities and personnel for the final assembly of our ovens.

In March 2004, following a comprehensive evaluation process, the Subway® system named us as its exclusive supplier of speed cook ovens to all Subway franchise restaurants. Currently, there are over 22,000 Subway franchise restaurants worldwide, a majority of which already have purchased and installed a Tornado oven. Although the initial system-wide rollout of Tornado ovens to Subway franchisees is expected to be substantially completed by March 31, 2005, we expect significant sales to Subway franchisees to continue as new restaurants are opened and existing restaurants acquire additional ovens. In addition to our existing customer base, we also are in discussions or negotiations with, or our ovens are in various stages of testing by, over 30 of the top 100 foodservice chains and other foodservice operators.

We believe that our 30-year history of product and technology development for the foodservice industry and our portfolio of more than 200 issued patents and patent applications worldwide have made us the leading innovator in speed cooking. We also offer fee-based equipment development and testing, prototype fabrication and other services, as well as food preparation, menu planning and analysis and related consulting services, to foodservice equipment manufacturers and other members of the foodservice industry.

Competitive Strengths

Advanced speed cook ovens and technologies.  We have successfully developed and commercialized high performance speed cook ovens that are up to 12 times faster than traditional cooking methods. Our patented technologies in our existing ovens are designed to cook food quickly without compromising quality and taste.

Extensive R&D capabilities.  At least 14 of our 93 employees work directly on developing new speed cook technologies and products. Our research and development staff includes several of the original developers of speed cook technology, and the members of our staff have an average of 20 years of experience developing this and other foodservice technologies. We believe that our proprietary intellectual property and our experience in speed cooking will help us to continue to develop technologically advanced ovens for this sector of the commercial cooking equipment market and provide competitive product entries into the residential oven market.

Unique value proposition to customers.  We believe that we are the only company whose main focus is developing speed cook ovens and technologies. The speed, quality, compact size, ease of use and ventless operation of our ovens provide customers with increased food throughput and the opportunity to serve hot food in environments where it was previously considered impractical. We also provide a comprehensive, responsive and technology-driven service and support system that is designed to reinforce confidence in our products and our brand.

Broad based sales and marketing effort. Our multi-level sales and marketing effort allows us to build brand awareness and gain new customers across a broad spectrum of foodservice operators. For instance, our manufacturer’s representatives partner with our corporate sales staff to provide us with the ability to pursue numerous sales opportunities across the U.S. and in certain international regions without a large, direct sales force. We spend considerable time educating existing and prospective customers about the benefits of speed cooking in general and our ovens specifically.

Flexible and efficient production model. We outsource the manufacturing of all of our components and utilize a combination of contract manufacturers and our own facilities and personnel for final assembly of our ovens. We also utilize our facilities to develop prototypes of potential new ovens. This flexible production model reduces the need for significant capital expenditures and fixed overhead associated with full-scale internal production. We believe that our use of both internal and external resources provides us with an efficient and scalable model to meet future production needs.

Experienced and highly incentivized management team. Our senior management team, led by Richard E. Perlman, Chairman of our Board of Directors, and James K. Price, Chief Executive Officer and President, has a successful track record of improving operating results, building scale through organic growth and strategic acquisitions and enhancing stockholder returns. Since joining us in October 2003, our management team has led us to profitability, successfully negotiated an agreement to supply Subway franchise restaurants with our Tornado ovens on a system-wide basis, solidified our sales and marketing efforts, acquired Enersyst Development Center, L.L.C. to enhance our speed cook patent portfolio and future product development capabilities and overseen the listing of our common stock on the American Stock Exchange. Prior to the offering, assuming distribution by Oven Works, LLLP, our majority stockholder, of shares of our common stock to its limited partners, our executive officers collectively own approximately 18% of our common stock.

Our Strategy

We have developed and intend to continue to pursue a comprehensive set of strategies to execute our business plan, including:

•	targeting large foodservice chains with which we are currently in discussions or who are currently testing our ovens, and leveraging our recent success with the Subway system to actively pursue these and other top foodservice chains;

•	developing new commercial product concepts and using our extensive commercial cooking equipment expertise and our proprietary speed cook technologies to develop and introduce a speed cook oven to the residential oven market;

•	utilizing and expanding our global network of manufacturer’s representatives and equipment distributors to gain access to traditional foodservice customers as well as other customers, including smaller foodservice operators and operators of venues that are more difficult to target with company-level marketing efforts;

•	developing our extensive service network, utilizing state-of-the-art call center technology and leveraging these service offerings to enhance our marketing efforts with new customers;

•	implementing programs designed to foster acceptance of speed cooking and to create a strong brand identity for TurboChef, including attendance at trade shows, print and other media advertising, our websites and direct and electronic mail campaigns targeting potential customers; and

•	considering strategic alliances and selectively pursuing acquisitions to, among other things, increase our sales, marketing and distribution capabilities and augment our product and technology portfolio.

We believe that successful execution of these strategies will enable us to become the premier developer and provider of speed cook equipment, technology and services.

Recent Developments

Starbucks® Master Purchase Agreement

On December 22, 2004, we announced that we entered into a Master Purchase Agreement with Starbucks Corporation to supply speed cook ovens for a market test. Any additional purchases under the Master Purchase Agreement are subject to the success of Starbucks’ hot foods initiative and its discretion.

Reverse Stock Split

On December 27, 2004, our previously announced one-for-three reverse stock split was implemented by our board of directors and became effective. Therefore, all share information in this prospectus has been retroactively adjusted to reflect the reverse stock split.

We originally were organized as a corporation in Kansas on April 3, 1991 and changed our domicile to Delaware on August 16, 1993. Our principal executive offices are located at Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328, and our telephone number is (678) 987-1700. Our websites are www.turbochef.com and www.enersyst.com. Information contained on, or that can be accessed through, our websites is not a part of this prospectus.

The Offering

Common stock offered:
by TurboChef Technologies, Inc.	2,500,000 shares
by the selling stockholders	2,500,000 shares

Common stock to be outstanding after the offering	26,813,158 shares

Use of proceeds
We intend to use the net proceeds that we receive from this offering to finance the development and introduction of our residential ovens, to pursue possible acquisitions or strategic investments, and for working capital and other general corporate purposes (see “Use of Proceeds”).
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

American Stock Exchange symbol	“TCF”

Risk factors
See “Risk Factors” beginning on page 8 and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

The number of shares of common stock that will be outstanding after this offering includes 24,313,158 shares outstanding as of December 31, 2004, but excludes:

•	3,012,793 shares of common stock that may be issued upon the exercise of options outstanding as of December 31, 2004, with a weighted average exercise price of $6.75 per share;

•	529,927 shares of common stock that may be issued upon the exercise of warrants outstanding as of December 31, 2004, with a weighted average exercise price of $6.24 per share; and

•	611,091 shares of common stock that may be issued upon the exchange of preferred units of membership interest in our subsidiary, Enersyst Development Center, L.L.C.

SUMMARY FINANCIAL DATA

We derived the summary financial data presented below from our audited financial statements and the notes thereto for the years ended December 31, 2003, 2002 and 2001 and our unaudited interim consolidated financial statements and the notes thereto for the nine-month periods ended September 30, 2004 and 2003. You should read the summary financial data presented below together with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and those audited and unaudited financial statements and the notes thereto, which are included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, respectively, and are also included elsewhere in this prospectus. The results of operations for the nine months ended September 30, 2004 may not be indicative of the results to be achieved for the year ended December 31, 2004. Additionally, because of the effect of sales relating to the Subway system roll-out, results for the nine months ended September 30, 2004 may not be indicative of results in future periods.

For all periods presented, we have adjusted retroactively the weighted average number of basic and diluted common shares outstanding and basic and diluted (loss) income per share applicable to common stockholders to reflect the one-for-three reverse stock split completed December 27, 2004.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004(1)
				(unaudited)
	($ in thousands, except per share data)
Statements of Operations Data:
Revenues	$3,230	$5,655	$3,690	$2,828	$34,372
Costs and expenses:
Cost of product sales	1,592	3,474	1,946	1,450	20,923
Research and development expenses	774	413	897	680	816
Selling, general and administrative expenses	6,890	8,481	6,523	3,935	10,442
Compensation and severance expenses related to termination of former officers and directors	—	—	7,585	—	—
Total costs and expenses	9,256	12,368	16,951	6,065	32,181
Operating (loss) income	(6,026)	(6,713)	(13,261)	(3,237)	2,191

Interest expense (2)	(195)	(226)	(1,105)	—	—
Interest and other income, net	190	255	17	106	21
Total other income (expense)	(5)	29	(1,088)	106	21
Net (loss) income (3)	(6,031)	(6,684)	(14,349)	(3,131)	2,212
Preferred stock dividends	(305)	(270)	(195)	(179)	—
Beneficial conversion feature of preferred stock (4)	(380)	—	(12,605)	—	—
Net (loss) income applicable to common stockholders	$(6,716)	$(6,954)	$(27,149)	$(3,310)	$2,212
(Loss) income per share applicable to common stockholders (5):
Basic	$(1.24)	$(1.10)	$(3.99)	$(0.51)	$0.24
Diluted (6)	$(1.24)	$(1.10)	$(3.99)	$(0.51)	$0.09
Weighted average number of common shares outstanding (5):
Basic	5,402,269	6,301,236	6,797,575	6,433,882	9,295,864
Diluted (6)	5,402,269	6,301,236	6,797,575	6,433,882	25,626,925

	As of December 31,			As of September 30,
	2001	2002	2003	2003	2004(1)
				(unaudited)
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,498	$629	$8,890	$66	$3,470
Working capital (deficit)	4,485	(1,567)	5,612	(4,578)	9,980
Total assets	8,672	5,387	11,431	2,900	43,003
Convertible and redeemable preferred stock (4)	—	—	12,605	—	—
Total stockholders’ equity (deficit) (4)	5,027	(1,259)	(6,735)	(4,410)	25,416

(1)	During the nine months ended September 30, 2004, we completed the acquisition of Enersyst Development Center, L.L.C. in a transaction accounted for as a purchase. The results of operations of Enersyst have been included in our consolidated results of operations since the May 21, 2004 purchase date.

(2)	Amount for 2003 primarily represents $1.1 million of debt extinguishment costs incurred in 2003.

(3)	During the nine months ended September 30, 2004, we recorded no provision for income taxes due to the utilization of net operating loss carryforwards, although we reported pre-tax income.

(4)	During 2003, we incurred a one-time non-cash charge of $12.6 million to record a deemed dividend in recognition of the beneficial conversion feature intrinsic in the terms of conversion of our Series D Convertible Preferred Stock. This feature terminated on July 19, 2004 in connection with the approval of an amendment to increase the number of authorized shares of our common stock to 100,000,000 and the subsequent reservation of a sufficient number of shares of common stock to permit the conversion of all outstanding shares of our Series D Convertible Preferred Stock into shares of common stock. As a result, for the period ending September 30, 2004, the Series D Convertible Preferred Stock is included in total stockholders’ equity. As of October 28, 2004, all shares of Series D Convertible Preferred Stock had been converted to shares of common stock.

(5)	Share and per share data have been adjusted retroactively for all periods presented to reflect the one-for-three reverse stock split completed December 27, 2004.

(6)	For all periods other than the nine months ended September 30, 2004, dilutive securities are excluded from the calculation of diluted loss per share applicable to common stockholders because their inclusion would have been anti-dilutive.

RISK FACTORS

An investment in our common stock involves a significant degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus before you decide to buy our common stock. It is possible that risks and uncertainties not listed below may arise or become material in the future and affect our business.

Risks Related to Our Business

We have a history of losses, we could continue to incur losses in the future, and we may never achieve sustained profitability.

We had net losses applicable to common stockholders of $27.1 million, $7.0 million and $6.7 million for the fiscal years ended December 31, 2003, 2002 and 2001, respectively. Our accumulated deficit as of September 30, 2004 was $59.7 million. We were not profitable during the last three fiscal years, and although we were profitable during the quarter and nine months ended September 30, 2004, and expect to be profitable in fiscal 2004, it is uncertain whether our profitability can be sustained. We can provide no assurance that our future operations will be profitable.

We have depended, and will continue to depend, upon one customer for a material portion of our revenues, and if such customer’s contract is terminated, or if such customer significantly reduces its purchases of our ovens, our revenues would decrease and our financial performance would decline.

In March 2004, we were chosen to be the exclusive supplier of speed cook ovens to Subway franchise restaurants worldwide. Revenues from the sale of ovens to Subway franchisees have constituted the substantial majority of our total revenues for our 2004 fiscal year, and although the system-wide roll-out to the majority of existing Subway franchisees is expected to be substantially complete by March 31, 2005, we expect that sales to Subway franchisees will continue to constitute a significant portion of our revenues in the future. However, our agreement with the Subway system does not specify a number of ovens that Subway franchisees must purchase in the future. If this agreement is terminated, or Subway franchisees otherwise discontinue or significantly reduce their purchases of our ovens either before or after completion of the system-wide roll-out, we may be left with higher than expected levels of components and finished goods inventory, our revenues would decrease, and our financial performance would decline.

Our financial performance during the third and fourth quarters of 2004 and the first quarter of 2005 may not be indicative of our future financial performance.

Although we expect that sales to Subway franchisees will continue to constitute a significant portion of our revenues in the future, the system-wide roll-out to the majority of existing Subway franchise restaurants began in the third quarter of 2004 and is expected to be substantially complete by March 31, 2005. This roll-out will mark the highest level of sales and production volume in our history. The roll-out has resulted in a material increase in our earnings for the third and fourth quarters of 2004, and is expected to result in a material increase in our earnings for the first quarter of 2005. Consequently, our financial results for the three and nine months ended September 30, 2004, and our expected results for the three and twelve months ended December 31, 2004 and the three months ending March 31, 2005, will reflect a substantial increase over the same periods in 2003 and 2004. Because of the unique nature of the size and scope of the roll-out, there can be no assurance that in future periods we will be able to duplicate our results realized during the roll-out by generating sufficient other revenues to offset the loss of revenues associated with the completion of the roll-out. Our inability to match or exceed these results in future periods would affect our financial performance and may materially and adversely affect the price of our common stock.

We continue to expand rapidly and we may be unable to manage our growth.

We intend to continue the rapid growth of our business, but we cannot be sure that we will successfully manage this growth. Continued growth could place a strain on our management, operations and financial resources. There also will be additional demands on our sales, marketing and information systems and on our administrative infrastructure as we develop and offer new and additional products and enter new markets. We cannot assure you that our operating and financial control systems, administrative infrastructure, outsourced and internal production capacity, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our business may be harmed.

We have a long sales cycle that requires an extended sales effort and is difficult to predict.

A customer’s decision to purchase our commercial ovens often involves a lengthy evaluation and product qualification process, and selling our commercial ovens often requires us to educate potential customers about the uses and benefits of our speed cook technology and services. In addition, the integration of our ovens into a customer’s business is often a company-wide initiative, which can include the development of new menus and food products and the launch of new marketing and advertising campaigns. These factors have made the sales cycles for our commercial ovens long, ranging from a few months to several years, making it difficult for us to predict when sales to potential customers may occur.

Because the market for our commercial ovens is an emerging sector of the commercial cooking equipment market, we will be required to undertake significant marketing efforts to achieve market acceptance, the success of which cannot be predicted.

The market for our commercial ovens is a nascent sector of the commercial cooking equipment market. As is typical with new products based on innovative technologies, demand for and market acceptance of our commercial ovens are subject to a high level of uncertainty. Achieving market acceptance for our commercial ovens will require substantial marketing efforts and the expenditure of significant funds to increase public awareness of our brand and our products, and to educate potential customers as to the distinctive characteristics and benefits of our products and our technologies. There can be no assurance that our marketing efforts will result in significant market acceptance of our commercial ovens.

The success of our planned entry into the residential oven market is subject to the risks inherent in establishing a new business enterprise, and we cannot assure you that we will be successful in this endeavor.

An important part of our growth strategy includes the research, development and introduction of residential speed cook ovens. Historically, our expertise has been in the speed cook sector of the commercial cooking equipment market, and although we have developed technologies that currently are being licensed for use in certain existing residential ovens, we have no prior experience in the production, marketing and sale of products in the residential oven market. Our entry into the residential oven market will be subject to all of the risks inherent in the establishment of a new business enterprise, and acceptance of our speed cook products in this market will depend upon our ability to, among other things, successfully:

•	refine and adapt our technologies for residential application;

•	develop residential ovens based on our technologies at a competitive price point;

•	create and develop demand for and market acceptance of our technologies in the residential oven market;

•	market, promote and distribute our speed cook ovens, and establish public awareness of our brand, in the residential oven market;

•	compete with the numerous, well-established manufacturers and suppliers of conventional and speed cook ovens already in the residential oven market; and

•	establish and maintain sufficient internal research and development, marketing, sales, production and customer service infrastructures to support these efforts.

Although this new line of business is closely related to our commercial oven business, there can be no assurance that we will be able to successfully enter this market. We expect to devote considerable resources and expenditures to this new line of business, and we cannot assure you that we will be able to develop successful residential oven technology or successfully commercialize and bring to market our residential ovens. If we cannot successfully develop and bring to market our residential ovens, our financial performance may suffer and our business may be harmed.

We are subject to risks associated with developing products and technologies, which could delay product introductions and result in significant expenditures.

We continually seek to refine and improve upon the physical attributes, utility and performance of our existing ovens and to develop new ovens. As a result, our business is subject to risks associated with new product and technological development, including unanticipated technical or other problems and the possible insufficiency of funds allocated for the completion of development of a particular product or technology. The occurrence of any of these risks could cause a substantial change in the design, delay in the development, or abandonment of new technologies and products. Consequently, there can be no assurance that we will develop oven technologies superior to our current technologies, successfully bring to market new commercial ovens, or develop and successfully commercialize a residential line of ovens. Additionally, there can be no assurance that, if developed, new technologies or products will meet our current price or performance objectives, be developed on a timely basis or prove to be as effective as products based on other technologies. The inability to successfully complete the development of a product, or a determination by us, for financial, technical or other reasons, not to complete development of a product, particularly in instances in which we have made significant expenditures, could have a material adverse effect on our operating results.

If we are unable to keep up with evolving technology, our products may become obsolete.

The market for our products and technologies is characterized by evolving technology. We will not be able to compete successfully unless we continually enhance and improve our existing products, complete development and introduce to the market in a timely manner our proposed products, adapt our products to the needs and standards of our customers and potential customers, and continue to improve operating efficiencies and lower manufacturing costs. Moreover, competitors may develop technologies or products that render our products obsolete or less marketable.

We may not be able to compete effectively because our target markets are highly competitive, and some of our competitors have greater financial or technological resources.

Both the speed cook sector of the commercial cooking equipment market and the residential oven market are characterized by intense competition. We compete, and will in the future compete, with numerous well-established manufacturers and suppliers of commercial and residential ovens, including manufacturers and suppliers whose ovens have been developed under exclusive licenses of our proprietary speed cook technologies. We also are aware of others who are developing, and in some cases have introduced, new ovens based on other speed cook methods and technologies. There can be no assurance that other companies do not have or are not currently developing functionally equivalent products, or that functionally equivalent products will not become available in the near future. In addition, there can be no assurance that the products that we develop will be functionally superior to, or gain more commercial acceptance than, products currently being produced by third parties who have exclusive licenses to some of our proprietary technologies. Most of our competitors possess substantially greater financial, marketing, personnel and other resources than we do, and have established reputations relating to product design, development, manufacture, brand recognition, marketing and service of cooking equipment.

The use of outsourced manufacturing subjects us to potential disruptions in product supply and other potential adverse effects.

We do not maintain supply agreements with third parties for raw materials or components. Instead, we purchase these items pursuant to purchase orders in the ordinary course of business. We attempt to maintain multiple sources of supply for these items, but some of the specially-designed components used in our ovens are sourced from a limited number of suppliers. Currently, some of our finished ovens are assembled from these components by contract manufacturers located in the U.S. and China.

We are and will continue to be dependent on the ability of these third parties to, among other things, meet our design, performance and quality specifications, provide components and produce finished ovens in a timely manner. Events beyond our control could have an adverse effect on the cost or availability of raw materials and components. Shipment delays, unexpected price increases or changes in payment terms from our suppliers of components could impact our ability to secure necessary components, and could adversely affect the ability of our contract manufacturers to produce finished ovens for shipment to our customers. Additionally, if any of our contract manufacturers experience delays, disruptions, capacity constraints or quality control problems in its operations, or negatively changes the payment or other terms under which it agrees to assemble ovens for us, we may be unable to replace the lost manufacturing capacity on a timely and cost-effective basis, product shipments to our customers could be delayed and we may experience an increase in our component part inventory levels. The occurrence of any of these events would have a material adverse effect on our financial performance, competitive position and reputation.

Outsourcing operations to foreign countries also subjects us to various risks inherent in foreign manufacturing, including increased credit risks, tariffs, duties and other trade barriers, fluctuations in foreign currency exchange rates, shipping delays, acts of terrorism and international political, regulatory and economic developments. Any of these risks could increase our costs of goods, interrupt our operations or have a significant impact on our foreign manufacturer’s ability to deliver our products.

We may need additional capital to finance growth and to execute our business plan, and we may be unable to obtain additional capital under terms acceptable to us or at all.

Our capital requirements in connection with the execution of our business plan, including our marketing and sales efforts, continuing commercial and residential product development and working capital needs, are expected to be significant for the foreseeable future. In addition, unanticipated events could cause our revenues to be lower and our costs to be higher than expected, resulting in the need for additional capital. Historically, cash generated from our operations was not sufficient to fund our capital requirements, and we relied upon proceeds from sales of our securities to fund our operations. We have no current arrangements with respect to, or sources of, additional financing, and we cannot assure you that we will have sufficient funds available to execute our business plan, or that we will be able to obtain capital to finance our growth, on favorable terms or at all. If we do not have, or are otherwise unable to secure, funds necessary to meet our future capital requirements, we may be unable to fund the research, development and sale of ovens, and we may have to delay or abandon one or more aspects of our business plan, any of which could harm our business.

Our financial performance is subject to significant fluctuations.

Our financial performance is subject to quarterly and annual fluctuations due to a number of factors, including:

•	our lengthy, unpredictable sales cycle for commercial ovens;

•	the gain or loss of significant customers;

•	unexpected delays in new product introductions;

•	level of market acceptance of new or enhanced versions of our products;

•	unexpected changes in the levels of our operating expenses including increased research and development and sales and marketing expenses associated with new product introductions;

•	competitive product offerings and pricing actions; and

•	general economic conditions.

The occurrence of any of these factors could materially and adversely affect our operating results and the price of our common stock.

We rely heavily on our senior management team and the expertise of management personnel.

Our operations will depend for the foreseeable future on the efforts of our executive officers and our other senior management to execute our business plan, and any of our executive officers or senior management can terminate his relationship with us at any time. Our business and prospects could be adversely affected if these persons, in significant numbers, do not perform their key roles as expected, or terminate their relationships with us, and we are unable to attract and retain qualified replacements.

Our senior executive officers have limited prior experience in our industry.

Our senior executive officers have limited experience in operating a business in our industry, and there is no guarantee that these persons will fully develop the necessary expertise to successfully execute our business plan. The failure of our senior executive officers to fully develop this expertise would have a significant impact on our ability to compete in this industry and to operate our business effectively.

Our Chairman controls a significant interest in our common stock and may cause the shares to be voted in ways with which you may disagree.

Following the completion of this offering, OvenWorks, LLLP will own, of record,          shares of our common stock, representing approximately     % of our outstanding common stock. The sole general partner of OvenWorks is Oven Management, Inc. Richard E. Perlman, our Chairman, is the sole stockholder, sole director and President of Oven Management, Inc. and also is a limited partner of OvenWorks. OvenWorks will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of us even if beneficial to our stockholders.

The exercise of options or warrants or the exchange of outstanding preferred units of membership interest of our subsidiary, Enersyst Development Center, L.L.C., will result in dilution to you.

At December 31, 2004, 3,012,793 shares of our common stock were subject to issuance upon exercise of outstanding stock options at such times as those options become vested and 529,927 shares of our common stock were subject to issuance upon exercise of outstanding warrants. Additionally, the outstanding preferred units of membership interest in our subsidiary, Enersyst Development Center, L.L.C., may be exchanged at any time, at the election of the holders, for an aggregate of 611,091 shares of our common stock. Your ownership will be diluted by the exercise of any of these outstanding stock options and warrants or the exchange of any of the preferred units of membership interest of Enersyst.

If we are unable to protect our patents, trademarks and other intellectual property, our business could be materially and adversely affected.

There can be no assurance as to the breadth or degree of protection which existing or future patents, if any, may afford us, that any patent applications will result in issued patents, that our patents, pending patent applications, registered trademarks or service marks, pending trademark applications or trademarks will be upheld if challenged or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to us. There can be no assurance that we will have all of the resources necessary to enforce or defend a patent infringement or proprietary rights violation action.

We also rely on trade secrets and proprietary know-how and employ various methods to protect the concepts, ideas and documentation of our proprietary technologies. However, those methods may not afford complete protection and there can be no assurance that others will not independently develop similar know-how or obtain access to our know-how, concepts, ideas and documentation.

If our products or intellectual property violate the rights of others, we may become liable for damages.

If any of our existing or future products, trademarks, service marks or other proprietary rights infringe patents, trademarks, service marks or proprietary rights of others, including others to which we have exclusively licensed some of our proprietary cooking technologies, we could become liable for damages and may be required to modify the design of our products, change the name of our products or obtain a license for the use of our products. There can be no assurance that we would be able to make any of these modifications or changes in a timely manner, upon acceptable terms and conditions, or at all. The failure to do any of the foregoing could have a material adverse effect upon our ability to manufacture and market our products.

We are involved in legal proceedings which would adversely affect our operating results and future operations if the outcomes were unfavorable.

We are engaged in related arbitration and litigation proceedings against Maytag Corporation relating to a series of contracts for research, development and commercialization of certain technology through a joint, strategic relationship. Maytag has alleged breach of these contracts and fraud, and seeks damages in excess of $35 million. Maytag has also alleged that we publicized false and misleading statements about Maytag’s use of our intellectual property in its residential appliances in a January 2002 press release and in certain other unidentified statements, and has asserted claims that we caused false advertising with respect to Maytag’s goods and services, that we intentionally interfered with Maytag’s prospective business, that we defamed Maytag and that we unfairly competed with Maytag. The outcomes of these proceedings are uncertain, and an unfavorable outcome would have an adverse effect on our operating results and future operations.

Our business subjects us to significant regulatory compliance burdens.

We are subject to regulations administered by various federal, state, local and international authorities, including those administered by the United States Food and Drug Administration, the Federal Communications Commission, the European Community Council and the Japan Ministry of International Trade. These regulations impose significant compliance burdens on us and there can be no assurance that we will be able to comply with such regulations. Failure to comply with these regulatory requirements may subject us to civil and criminal sanctions and penalties. Moreover, new legislation and regulations, as well as revisions to existing laws and regulations, at the federal, state, local and international levels may be proposed in the future affecting the foodservice equipment industry. These proposals could affect our operations, result in material capital expenditures, affect the marketability of our existing products and technologies and/or limit opportunities for us with respect to modifications of our existing products or with respect to our new or proposed products or technologies. In addition, expansion of our operations into new markets may require us to comply with additional regulatory requirements. There can be no assurance that we will be able to comply with additional applicable laws and regulations without excessive cost or business interruption, and failure to comply could have a material adverse effect on us.

A product liability claim in excess of our insurance coverage, or an inability to acquire insurance at commercially reasonable rates, could have a material adverse effect upon our business.

We are engaged in a business which could expose us to various claims, including claims by foodservice operators and their staffs, as well as by consumers, for personal injury or property damage due to design or manufacturing defects or otherwise. We maintain reserves and liability insurance coverage at levels based upon commercial norms and our historical claims experience. However, a material product liability or other claim could be brought against us in excess of our insurance coverage, or could not be covered by our then-existing insurance. Additionally, a material product liability or other claim could be brought against us that damages the reputation of our technologies or products in the market. Any of these types of claims could have a material adverse effect upon our business, operating results and financial condition.

An increase in warranty expenses could adversely affect our financial performance.

We offer purchasers of our ovens a one-year limited warranty covering workmanship and materials, during which period we or an authorized service representative will make repairs and replace parts that have become defective in the course of normal use. We estimate and record our future warranty costs based upon past experience. Future warranty expenses on the one-year warranty, however, may exceed our warranty reserves, which, in turn, could have a material adverse effect on our financial performance.

Future sales of shares by our stockholders could affect our stock price.

If our stockholders sell substantial amounts of our common stock in the public market following the offering, or if there is a perception that they may do so, the market price of our common stock could decline. Based on our shares outstanding as of December 31, 2004, upon completion of the offering we will have 26,813,158 shares of common stock outstanding, all of which will be freely tradeable, except for approximately     shares which will not be freely tradeable. In connection with this offering, all of our executive officers and directors and certain of our significant stockholders have entered into lock-up agreements with the underwriters under which they have agreed not to offer, sell or hedge approximately     shares in the aggregate of our common stock for 90 days from the date of this prospectus. After these lock-up agreements expire, these shares will continue to be subject to volume limits and manner of sale requirements.

Risks Related to this Offering

We intend to use a portion of the net proceeds from this offering to finance the development and introduction of our residential ovens, pursue possible acquisitions and strategic investments, and for general corporate purposes. We may use these proceeds in ways with which you disagree.

We intend to use a portion of the net proceeds of this offering to finance the development and introduction of our residential ovens, to pursue possible acquisitions and strategic investments, and for unspecified general corporate purposes, including working capital needs. Our management will have significant discretion in the use of these funds, and you may disagree with the way these funds are used. In addition, we cannot assure you that proceeds dedicated to any of these uses will yield any return at all.

The market price of our common stock has been volatile and difficult to predict, and may continue to be volatile and difficult to predict after the offering, and the value of your investment may decline.

The market price of our common stock has been volatile in the past and may continue to be volatile after the offering. The market price of our common stock will be affected by, among other things:

•	variations in our quarterly operating results;

•	potential initiation and subsequent changes in financial estimates by securities analysts;

•	public perception of the one-for-three reverse stock split completed December 27, 2004;

•	changes in general conditions in the economy or the financial markets;

•	changes in accounting standards, policies or interpretations;

•	other developments affecting us, our industry, clients or competitors; and

•	the operating and stock price performance of companies that investors deem comparable to us.

Any of these factors could have a negative effect on the price of our common stock on the American Stock Exchange, make it difficult to predict the market price for our common stock after the offering and cause the value of your investment to decline.

Provisions of our certificate of incorporation, bylaws and state law may discourage takeovers that would otherwise be in the best interest of our stockholders.

Our certificate of incorporation and bylaws contain provisions that may make more difficult or expensive or otherwise discourage a tender offer, change in control or takeover attempt that is opposed by our board of directors. In particular, our certificate of incorporation includes a provision that permits our board of directors to issue, without stockholder approval, preferred stock with such terms as the board may determine. In addition, Section 203 of the Delaware General Corporation Law provides certain restrictions on business combinations between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and in certain cases by our stockholders. These provisions of our certificate of incorporation and bylaws, and of Delaware law, could discourage potential acquisition proposals, and could delay or prevent a change in control of TurboChef, even if our stockholders support such proposals. These provisions could also make it more difficult for third parties to remove and replace the members of our board of directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, including the information incorporated herein by reference, may be deemed to be forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are made based on our management’s belief as well as assumptions made by, and information currently available to, our management pursuant to “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in these forward-looking statements due to, among other things, factors set forth above under the heading “Risk Factors”. We do not undertake to update any forward-looking statement that may be made from time to time after the date of this prospectus by us, or on our behalf, unless required to do so under the federal securities laws.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $     million, based on an assumed public offering price of $      per share, after deducting the estimated underwriting discount and our estimated offering expenses.

We will not receive any proceeds from the sale of 2,500,000 shares of our common stock by the selling stockholders, or the sale of up to 750,000 shares of our common stock by one of the selling stockholders upon the exercise by the underwriters of the over-allotment option.

We expect to use the net proceeds from this offering as follows:

•	to finance the development and introduction of our residential ovens;

•	to pursue possible acquisitions or strategic investments; and

•	to fund working capital requirements and for general corporate purposes.

Our management will retain broad discretion in the allocation of the net proceeds of this offering. Until we use the proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We have not paid cash dividends on our common stock since our organization, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Rather, we intend to retain all available funds and any future earnings for our operations and planned expansion of our business. The payment of any cash dividends in the future is at the discretion of our board of directors and will depend upon future earnings, capital requirements, contractual restrictions, business prospects, our financial condition and other factors deemed relevant by our board of directors.

The terms of our proposed new credit facility with Bank of America will prohibit payments of dividends on our common stock, and any similar facility that we may enter into in the future may have similar restrictions.

PRICE RANGE OF COMMON STOCK

On November 2, 2004, our common stock commenced trading on the American Stock Exchange under the trading symbol “TCF”. The table below sets forth the high and low sales prices for our common stock for the periods indicated, as reported by NASDAQ, quoted through the OTC Bulletin Board or as reported by the American Stock Exchange. The per share quotations for the periods in which our common stock was traded in the over-the-counter market represent inter-dealer prices without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. All sales prices have been adjusted retroactively to reflect the one-for-three reverse stock split completed December 27, 2004.

	Price Range of Common Stock(1)
Period	High	Low
Year Ended December 31, 2003
First Quarter	$2.82	$1.08
Second Quarter	1.80	0.75
Third Quarter	3.15	0.60
Fourth Quarter	11.07	2.58
Year Ended December 31, 2004
First Quarter	$15.81	$9.00
Second Quarter	14.85	8.55
Third Quarter	14.76	11.10
Fourth Quarter	25.20	12.57

(1)	On November 2, 2004, our common stock commenced trading on the American Stock Exchange under the trading symbol “TCF”. From March 1, 1999 until July 11, 2001, our common stock traded in the over-the-counter market through the NASDAQ National Market under the symbol “TRBO”. From July 12, 2001 until April 21, 2003 our common stock was quoted on the NASDAQ Small Cap Market. On April 22, 2003, our common stock was delisted from NASDAQ, and until November 2, 2004, our common stock was traded in the over-the-counter market and quoted through the OTC Bulletin Board under the symbol “TRBO.OB”.

The number of record holders of our common stock as of December 31, 2004 was 148 (excluding individual participants in nominee security position listings). The closing price of our common stock as reported by the American Stock Exchange on December 31, 2004 was $22.88.

CAPITALIZATION

The following table sets forth, as of September 30, 2004, our cash and cash equivalents and capitalization on an actual basis, on a pro forma basis to give effect to the conversion of the remaining 2,067,650 shares of our Series D Convertible Preferred Stock into 13,784,334 shares of common stock completed as of October 28, 2004, and on a pro forma as adjusted basis to give effect to receipt of the estimated net proceeds from the sale by us in this offering of 2,500,000 shares of common stock at an assumed offering price of $        after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2004 ($ in thousands)
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)
Cash and cash equivalents (2)	$3,470	$3,470	$
Stockholders’ equity:
Convertible preferred stock	$11,319	$—		$—
Preferred membership units exchangeable for shares of TurboChef common stock as follows: 611,091 actual, pro forma and pro forma as adjusted	6,351	6,351		6,351
Common stock, $0.01 par value, authorized 100,000,000 shares; issued 10,354,549 shares actual, 24,138,883 shares pro forma and 26,638,883 shares pro forma as adjusted	104	241		266
Additional paid-in capital	67,432	78,614
Accumulated deficit	(59,744)	(59,744)		(59,744)
Notes receivable for stock issuances	(46)	(46)		(46)
Total stockholders’ equity	$25,416	$25,416	$
Total capitalization	$25,416	$25,416	$

(1)	The pro forma and pro forma as adjusted capitalization excludes approximately 3.1 million and 558,000 shares that may be issued upon the exercise of options and warrants outstanding and exercisable, respectively, as of September 30, 2004, with a weighted average exercise price of $6.54 and $6.54, respectively.

(2)	Includes $880,000 in cash that is temporarily restricted for payment of warranty claims that may arise regarding ovens sold to Subway franchisees.

SELECTED FINANCIAL DATA

The selected financial data presented below as of December 31, 2003 and 2002 and for each of the years ended December 31, 2003, 2002 and 2001 has been derived from and should be read in conjunction with our audited financial statements appearing elsewhere in this prospectus. The selected financial data presented below as of December 31, 2001, 2000 and 1999, and for each of the years ended December 31, 2000 and 1999, has been derived from and should be read in conjunction with our audited financial statements for the indicated periods which are not included in this prospectus (see “Where You Can Find More Information” for instructions on how you can access the financial statements that are not included in this propsectus). The selected financial data presented below as of September 30, 2004 and 2003 and for the nine months ended September 30, 2004 and 2003 has been derived from and should be read in conjunction with our unaudited interim financial statements which also appear elsewhere in this prospectus. In our opinion, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such interim periods. The results of operations for the nine months ended September 30, 2004 may not be indicative of the results to be achieved for the year ended December 31, 2004. Additionally, because of the effect of sales relating to the Subway system roll-out, results for the nine months ended September 30, 2004 may not be indicative of results in future periods.

You should also read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004(1)
						(unaudited)
	($ in thousands, except per share data)
Statements of Operations Data:
Revenues	$7,063	$7,846	$3,230	$5,655	$3,690	$2,828	$34,372
Costs and expenses:
Cost of product sales	3,267	3,846	1,592	3,474	1,946	1,450	20,923
Research and development expenses	4,092	3,554	774	413	897	680	816
Selling, general and administrative expenses	7,709	8,120	6,890	8,481	6,523	3,935	10,442
Compensation and severance expenses related to termination of former officers and directors	—	—	—	—	7,585	—	—
Total costs and expenses	15,068	15,520	9,256	12,368	16,951	6,065	32,181
Operating (loss) income	(8,005)	(7,674)	(6,026)	(6,713)	(13,261)	(3,237)	2,191
Interest expense (2)	(372)	(677)	(195)	(226)	(1,105)	—	—
Interest and other income (expense), net	(402)	191	190	255	17	106	21
Gain on the sale of purchased put option, net of amortization of premium	—	4,428	—	—	—	—	—
Total other (expense) income	(774)	3,942	(5)	29	(1,088)	106	21
Net (loss) income (3)	(8,779)	(3,732)	(6,031)	(6,684)	(14,349)	(3,131)	2,212
Preferred stock dividends	—	(57)	(305)	(270)	(195)	(179)	—
Beneficial conversion feature of preferred stock (4)	—	—	(380)	—	(12,605)	—	—
Net (loss) income applicable to common stockholders	$(8,779)	$(3,789)	$(6,716)	$(6,954)	$(27,149)	$(3,310)	$2,212
(Loss) income per share applicable to common stockholders (5):
Basic	$(1.76)	$(0.73)	$(1.24)	$(1.10)	$(3.99)	$(0.51)	$0.24
Diluted (6)	$(1.76)	$(0.73)	$(1.24)	$(1.10)	$(3.99)	$(0.51)	$0.09
Weighted average number of common shares outstanding (5):
Basic	4,994,495	5,200,737	5,402,269	6,301,236	6,797,575	6,433,882	9,295,864
Diluted (6)	4,994,495	5,200,737	5,402,269	6,301,236	6,797,575	6,433,882	25,626,925

	As of December 31,					As of September 30,
	1999	2000	2001	2002	2003	2003	2004(1)
						(unaudited)
	($ in thousands, except per share data)
Balance Sheet Data:
Cash and cash equivalents	$1,928	$1,417	$4,498	$629	$8,890	$66	$3,470
Working capital (deficit)	14,484	846	4,485	(1,567)	5,612	(4,578)	9,980
Total assets	21,069	5,722	8,672	5,387	11,431	2,900	43,003
Convertible and redeemable preferred stock (4)	—	—	—	—	12,605	—	—
Total stockholders’ equity (deficit) (4)	9,851	1,668	5,027	(1,259)	(6,735)	(4,410)	25,416

(1)	During the nine months ended September 30, 2004, we completed the acquisition of Enersyst Development Center, L.L.C. in a transaction accounted for as a purchase. The results of operations of Enersyst have been included in our consolidated results of operations since the May 21, 2004 purchase date.

(2)	Amount for 2003 primarily represents $1.1 million of debt extinguishment costs incurred in 2003.

(3)	During the nine months ended September 30, 2004, we recorded no provision for income taxes due to the utilization of net operating loss carryforwards, although we reported pre-tax income.

(4)	During 2003, we incurred a one-time, non-cash charge of $12.6 million to record a deemed dividend in recognition of the beneficial conversion feature intrinsic in the terms of conversion of our Series D Convertible Preferred Stock. This feature terminated on July 19, 2004 in connection with the approval of an amendment to increase the number of authorized shares of our common stock to 100,000,000 and the subsequent reservation of a sufficient number of shares of common stock to permit the conversion of all outstanding shares of our Series D Convertible Preferred Stock into shares of common stock. As a result, for the period ending September 30, 2004, the Series D Convertible Preferred Stock is included in total stockholders’ equity. As of October 28, 2004, all shares of Series D Convertible Preferred Stock had been converted to shares of common stock.

(5)	Share and per share data have been adjusted retroactively for all periods presented to reflect the one-for-three reverse stock split completed December 27, 2004.

(6)	For all periods other than the nine months ended September 30, 2004, dilutive securities are excluded from the calculation of diluted loss per share applicable to common stockholders because their inclusion would have been anti-dilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

TurboChef Technologies, Inc. is a leading provider of equipment, technology and services focused on the high-speed preparation of food products for the speed cook sector of the commercial cooking equipment market. Our user-friendly speed cook ovens employ proprietary combinations of heating technologies such as convection, air impingement, microwave energy and other advanced methods to cook food products at high speeds with food quality that we believe to be comparable or superior to that of conventional heating methods. We currently offer two commercial ovens, our C3 oven and our Tornado oven, and are developing various new ovens for the commercial cooking equipment market and residential oven market. Our primary markets for our commercial ovens are with commercial foodservice operators throughout North America, Europe and Asia. We currently sell our ovens in North America through our internal sales force and through a direct sales force of manufacturer’s representatives, and in Europe and Asia through a network of equipment distributors. We also are working to expand the market for our commercial ovens in Latin America and Australia. In addition, we offer fee-based equipment development and testing, prototype fabrication and other services, and food preparation, menu planning and analysis and related consulting services to foodservice equipment manufacturers and other members of the foodservice industry. We believe that we operate in one primary business segment.

During 2004, our new management team focused on strengthening our operating systems and infrastructure, solidifying our sales and marketing efforts, performing under our supply agreement with the Subway system, integrating our Enersyst acquisition and developing our strategy for the residential oven market. Sales to Subway franchisees resulted in a material increase in revenues and income in the quarters ended September 30, 2004 and December 31, 2004 and are expected to continue to represent a significant portion of our income and revenue in 2005, albeit to a lesser extent after March 31, 2005, the date by which the initial system-wide roll-out is expected to be substantially complete. During 2005, our focus will be on generating revenues from other foodservice establishments, introducing new commercial products and developing our residential oven products and strategies.

Restatement

In the third quarter of 2004, current management examined certain sales incentives offered by the Company in 2002 in light of the system-wide roll-out of our Tornado oven to a major restaurant chain that commenced in the quarter ending September 30, 2004. As a result of this examination, we became aware of an error resulting from an oversight in applying these incentives which resulted in revenues being recognized in 2002 and 2003 that should have been deferred to future periods.

In 2002, the Company sold 100 C3 ovens in Puerto Rico to franchisees of the major restaurant chain under a proposal that conditionally offered a cash rebate in connection with the future purchase of a Tornado oven, if and when a franchise-wide sale and roll-out of our Tornado oven was completed. Also commencing in 2002 and continuing into 2003, sales of approximately 400 C3 ovens were made to certain other franchisees of the restaurant chain. In connection with these sales, the Company offered a future exchange of those C3 ovens for its Tornado ovens, if and when a franchise-wide sale and roll-out of Tornado ovens was completed. At the time these incentives were offered, the Tornado oven was yet to be commercialized, the Company had no obligation to develop such an oven and no party had any obligation to proceed with a franchise-wide roll-out. These sales had been accounted for without a reduction of revenue for the estimated rebate liability and without a reduction of revenue and cost of goods sold for potential returns from the exchange offer. A franchise-wide roll-out of Tornado ovens began in July 2004, and current management determined that, irrespective of any contingencies associated with the Company’s ability to fulfill these offers, the implied rights of return in the exchange offer required deferral of the revenue recognition until the potential returns occur, can reasonably be estimated or the offer expires, and the rebate offer should have been recognized as a reduction of revenue at the time of the underlying sales transactions. Therefore, current management concluded that the Company’s financial statements should be restated to reflect these changes, and in November and December 2004, we amended and restated our annual reports on Form 10-K for the years ended December 31, 2002 and 2003. We also amended our quarterly reports on Form 10-Q for the periods ended March 31 and June 30, 2004 to reflect the carryover effect of the restatement on the relevant balance sheet items.

The following table reflects the impact of the restatement on the relevant captions from our financial statements as of and for the years ended December 31, 2003 and 2002.

	Year Ended December 31, 2003			Year Ended December 31, 2002
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	($ in thousands, except per share data)
Statement of Operations:
Revenues	$4,340	$(650)	$3,690	$7,996	$(2,341)	$5,655
Cost of revenues	2,338	(392)	1,946	4,715	(1,241)	3,474
Total costs and expenses	17,343	(392)	16,951	13,609	(1,241)	12,368
Operating loss	(13,003)	(258)	(13,261)	(5,613)	(1,100)	(6,713)
Net loss	(14,091)	(258)	(14,349)	(5,584)	(1,100)	(6,684)
Loss available to common stockholders	(26,891)	(258)	(27,149)	(5,584)	(1,100)	(6,954)
Loss per share available to common stockholders	$(3.96)	$(0.03)	$(3.99)	$(0.93)	$(0.17)	$(1.10)

Balance Sheet:
Accrued expenses	$841	$287	$1,128	$583	$287	$870
Deferred revenue	295	1,071	1,366	—	813	813
Total current liabilities	4,203	1,358	5,561	5,546	1,100	6,646
Accumulated deficit	(60,598)	(1,358)	(61,956)	(46,312)	(1,100)	(47,412)
Total stockholders’ deficit	(5,377)	(1,358)	(6,735)	(159)	(1,100)	(1,259)

The restatement did not result in any changes to cash and cash equivalents as of December 31, 2003 and 2002 or any changes to the net cash flows from operations, investing or financing activities in the Statement of Cash Flows for the year ended December 31, 2003 and 2002 although it did impact certain components of net cash flow from operations.

The discussion and analysis in this section takes into account the effects of the restatement with respect to any 2003 or 2002 comparisons.

Application of Critical Accounting Policies

Below is a discussion of our critical accounting policies. For a complete discussion of our significant accounting policies, see the footnotes to the Financial Statements in our 2003 Form 10-K, as amended. These policies are critical to the portrayal of our financial condition and/or are dependent on subjective or complex judgments, assumptions and estimates. If actual results differ significantly from management’s estimates and projections, there could be a significant impact on the financial statements. The impact of changes in key assumptions may not be linear. Our management has reviewed the application of these policies with the audit committee of our board of directors.

Revenue Recognition

Revenue from product sales is recognized when title and risk of loss are transferred to the customer, substantially all obligations relating to a sale are completed, prices are fixed or determinable and collection of the related receivable is reasonably assured. If the terms of a sale require installation, the revenue cycle is substantially complete after installation has occurred; therefore, revenue is recognized upon installation. For sales where the customer has assumed the installation responsibility and sales to designated agents, substantially all obligations are completed at the time of shipment to the customer or the customer’s designated agent; therefore, revenue is recognized upon shipment. Revenue for sales of replacement parts and accessories is recognized upon shipment to the customer. Royalty revenues are recognized based on the sales dates of licensees’ products, and services revenues are recorded based on attainment of scheduled performance milestones.

We provide for returns on product sales based on historical experience and adjust such reserves as considered necessary. To date, there have been no significant sales returns. We have deferred approximately $2.7 million of revenue and approximately $1.6 million cost of revenue related to ovens sold in 2002 and 2003 to franchisees of a major restaurant chain under a proposal which offered a future exchange for a new oven contingent on completion of a franchise-wide sale and roll-out of our ovens.

Product Warranty

We generally warrant our ovens against defects in material and workmanship for a period of one year from the date of installation. Anticipated future warranty costs are estimated based upon historical experience and are recorded in the period ovens are sold. Periodically, our warranty reserve is reviewed to determine if the reserve is sufficient to cover the repair costs associated with the remaining ovens under warranty. At this time, we believe that, based upon historical data over the last 24 months, the current warranty reserve is sufficient to cover the associated costs. If warranty costs trend higher, we would need to record a higher initial reserve as well as reserve the estimated amounts necessary to cover all ovens remaining under warranty. For example, if the costs of actual product warranty were 10% higher than we expected, our provision for warranties would have been higher and net income would have been lower by approximately $203,000 for the nine months ended September 30, 2004. Any such additional reserves would be charged to cost of goods sold and could have a material effect on our financial statements.

Goodwill and Other Intangible Assets

Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair values. Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, requires goodwill and other acquired intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must undergo an impairment test at least annually. Presently, there are no indicia of goodwill impairment. However, if impairment is indicated in the future, it could have a material effect on our financial statements.

Stock-Based Compensation and Other Equity Instruments

We follow Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, Accounting for Stock-Based Compensation, as amended. Accordingly, we have not recorded stock-based compensation expense for stock options issued to employees in fixed amounts with exercise prices at least equal to the fair value of the underlying common stock on the date of grant. In the notes to our financial statements we provide pro forma disclosures in accordance with SFAS No. 123 and related pronouncements. On October 13, 2004, the FASB concluded that SFAS No. 123R, Share-Based Payment, which would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, would be effective for public companies (except small business issuer as defined in SEC Regulation S-B) for interim or annual periods beginning after June 15, 2005. We therefore would be required to apply SFAS No. 123R beginning July 1, 2005 and could choose to apply SFAS No. 123R retroactively from January 1, 2005 to June 30, 2005 year-to-date period in our third quarter 2005 Form 10-Q to account for all share-based payments under the fair value method from January 1, 2005. The cumulative effect of adoption, if any, would be measured and recognized on July 1, 2005. Further, we could choose to early adopt the proposed Statement at the beginning of the first quarter ending March 31, 2005. We are currently evaluating the impact of this standard.

We account for transactions in which services are received in exchange for equity instruments issued based on the fair value of such services received from non-employees or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for

Acquiring, or in Conjunction with Selling, Goods or Services. We account for transactions in which we issue convertible securities in accordance with EITF Issues No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments and SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The two factors which most affect charges or credits to operations related to stock-based compensation are the fair value of the underlying equity instruments and the volatility of such fair value. We believe our prior and current estimates of these factors have been reasonable.

Foreign Exchange

For the three and nine months ended September 30, 2004, less than 10% of our revenues were derived from sales outside of the United States. For the three and nine months ended September 30, 2003, 20% and 44% of our revenues were derived from sales outside of the United States, respectively. These sales and subsequent accounts receivable and less than 10% of selling, general and administrative expenses for the three and nine months ended September 30, 2004 and 20% and 16% for the three and nine months ended September 30, 2003, respectively, are also denominated in foreign currencies, principally in Euros. At this time, we do not engage in any foreign exchange hedging activities.

Deferred Income Taxes

In preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred income tax assets and liabilities. In addition, as of September 30, 2004, we had net operating loss carryforwards (“NOLs”) of $45.0 million, of which approximately $42.6 million are subject to annual limitations resulting from the change in control provisions in Section 382 of the Internal Revenue Service Code. These NOLs begin to expire in 2009. Additionally, we have $1.2 million in income tax deductions related to stock option exercises, the tax effect of which will be reflected as a credit to additional paid-in capital when realized. A valuation allowance is recorded to reduce our net deferred income tax assets to the amount that is more likely than not to be realized. Based on our history of losses, we have recorded a valuation allowance as of September 30, 2004, equal to the full amount of our net deferred income tax assets including those related to our NOLs. Future profitable operations would permit recognition of these net deferred income tax assets, which would have the effect of reducing our income tax expense. Future operations could demonstrate a return to profitability sufficient to warrant a reversal of the valuation allowance which would positively impact our financial statements.

Commitments and Contingencies

We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, Accounting for Contingencies, and record accruals when the outcome of these matters is deemed probable and the liability is reasonably estimable. We make these assessments based on facts and circumstances and in some instances based in part on the advice of outside legal counsel.

Enersyst Acquisition

On May 21, 2004, we acquired Enersyst Development Center, L.L.C., a leading provider and source of innovations to the foodservice industry. Historically, Enersyst researched, developed and licensed its proprietary foodservice technologies to foodservice equipment manufacturers, and provided fee-based consulting services to members of the foodservice industry to test and develop products for the foodservice market. Enersyst holds more than 180 issued patents and patent applications worldwide related to heat transfer, air impingement and associated food technologies. As a result of this acquisition, we believe we are better positioned to deliver the most advanced speed cook equipment, technology and services to customers worldwide. The results of Enersyst’s operations have been included in our consolidated financial statements since the acquisition date.

Total consideration for this transaction, $13.7 million, consisted of $7.3 million cash, including transaction costs, and $6.4 million equity in the form of Enersyst preferred membership units exchangeable in the future, at the discretion of the holders, for 611,091 shares of our common stock. The cash portion of the acquisition was funded by a May 2004 private placement of common stock. Total goodwill recorded was $2.8 million, none of which is deductible for income tax purposes. The purchase price allocation is preliminary and subject to adjustment pending the completion of our valuation.

Results of Operations

Results of Operations for the Three and Nine Months Ended September 30, 2004 Compared to the Three and Nine Months Ended September 30, 2003

Total revenues for the three months ended September 30, 2004 were $31.0 million, an increase of $30.5 million, compared to revenues of $507,000 for the three months ended September 30, 2003. Total revenues for the nine months ended September 30, 2004 were $34.4 million, an increase of $31.6 million, compared to revenues of $2.8 million for the nine months ended September 30, 2003. These increases are due primarily to increased oven revenues of $29.3 million and $29.9 million during the three months and nine months ended September 30, 2004, respectively, and are substantially attributable to sales of our Tornado model oven to Subway franchisees. Of the remaining increase, $671,000 and $982,000 during the three months and nine months ended September 30, 2004, respectively, were royalty and services revenue related to the Enersyst acquisition and the remainder was due to increased consumable and other revenues.

Cost of product sales for the three months ended September 30, 2004 was $19.3 million, an increase of $19.0 million, compared to $239,000 for the three months ended September 30, 2003. Cost of product sales for the nine months ended September 30, 2004 was $20.9 million, an increase of $19.4 million, compared to $1.5 million for the nine months ended September 30, 2003. The increase in cost of product sales for the three and nine months ended September 30, 2004 is due primarily to the increase in ovens sold. As a percentage of related product sales, cost of product sales increased due to the lower margin experienced on sales to Subway franchisees.

Cost of product sales is calculated based upon the actual cost of the oven, the cost of any accessories supplied with the oven, an allocation of cost for freight, duties and taxes for the ovens imported and a reserve for warranty. Cost of product sales does not include any cost allocation for administrative and support services required to deliver or install the oven or an allocation of costs associated with the ongoing quality control of our manufacturers. These costs are recorded within selling, general and administrative expenses. Cost of product sales also does not attribute any allocation of compensation or general and administrative expenses to royalty and services revenues.

Gross profit on product sales for the three months ended September 30, 2004 was $11.0 million, an increase of $10.7 million, compared to gross profit on product sales of $268,000 for the three months ended September 30, 2003. Gross profit on product sales for the nine months ended September 30, 2004 was $12.5 million, an increase of $11.1 million, compared to gross profit on product sales of $1.4 million for the nine months ended September 30, 2003. The increase in gross profit for the three and nine months ended September 30, 2004 is due primarily to the increase in revenue. Gross profit on product sales as a percentage of product sales revenue decreased due to volume pricing on sales to Subway franchisees.

Research and development expenses for the three months ended September 30, 2004 were $308,000, an increase of $114,000, compared to $194,000 for the three months ended September 30, 2003. Research and development expenses for the nine months ended September 30, 2004 were $816,000, an increase of $136,000, compared to $680,000 for the nine months ended September 30, 2003. These increases relate primarily to the expanded scope of research activities brought about by the Enersyst acquisition and initial expenses in prototype development for new oven models.

Selling, general and administrative expenses, including depreciation and amortization expenses, for the three months ended September 30, 2004 were $5.0 million, an increase of $4.3 million, compared to $688,000 for the three months ended September 30, 2003. Selling, general and administrative expenses for the nine months ended September 30, 2004 were $10.4 million, an increase of $6.5 million, compared to $3.9 million for the nine months ended September 30, 2003. These changes were due to increased payroll and related expenses ($1.6 million and $2.7 million for the quarterly and year-to-date periods, respectively), travel and related expenses ($440,000 and $760,000 for the quarterly and year-to-date periods, respectively) and marketing and related expenses ($425,000 and $630,000 for the quarterly and year-to-date periods, respectively), primarily attributable to our expansion resulting from the Subway relationship; increased professional and legal fees ($580,000 and $940,000 for the quarterly and year-to-date periods, respectively) primarily attributable to the Maytag litigation and professional fees associated with our Sarbanes-Oxley compliance; increased rent expense ($130,000 for the quarterly period) attributable to our new offices in Atlanta and New York; increased non-employee compensation ($90,000 for the year-to-date period) related to charges for stock based compensation; the addition of selling, general and administrative expenses ($560,000 and $780,000 for the quarterly and year-to-date periods, respectively) related to the Enersyst acquisition; and increased depreciation and amortization ($435,000 and $465,000 for the quarterly and year-to-date periods, respectively) related to amortization expense resulting from the Enersyst acquisition and, to a lesser extent, increased depreciation expense related to tooling and other equipment purchases made to support activity from the Subway relationship. The 2003 amounts were also reflective of a curtailment of activity in the business as resources became scarce.

Net other (expense) income for the three and nine months ended September 30, 2004 was $(12,000) and $21,000, a decrease of $48,000 and $85,000, compared to $36,000 and $106,000 for the three and nine months ended September 30, 2003, respectively. The decrease is due primarily to decreased interest income from notes receivable from stockholders. These notes were repaid in the fourth quarter of 2003.

Preferred stock dividend charges for the three and nine months ended September 30, 2004 were nil, compared to $60,000 and $179,000 for the three and nine months ended September 30, 2003, respectively. This decrease was due to the conversion of our Series B and C Preferred Stock into common stock in October 2003.

As a result of the foregoing, we generated net income applicable to common stockholders of $6.4 million and $2.2 million for the three and nine months ended September 30, 2004 compared to a net loss applicable to common stockholders of $638,000 and $3.3 million for the three and nine months ended September 30, 2003, respectively.

Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Revenues for the year ended December 31, 2003 were $3.7 million, compared to revenues of $5.7 million for the year ended December 31, 2002. This decrease is primarily attributable to a 38% decrease in the unit sales of ovens during fiscal 2003. This decline in unit sales is reflective of our cash and liquidity position for much of 2003 which led to a significant curtailment of operations. The average selling price per unit increased approximately 1% from the previous period. This slight increase in the average selling price of ovens is due in large part to moderation of the number of units sold to Subway franchisees during 2003. Subway franchisees benefited from a favorable price as part of a major order initiated in 2002 and sales to Subway franchisees represented 22% of recognized sales in 2002 compared to 8% of sales in 2003. Additionally, in the years ended December 31, 2003 and 2002, Subway franchisees purchased approximately 400 ovens as part of a market test of certain new product initiatives. The revenue and related cost of sales totaling $2.7 million and $1.6 million, respectively, have been deferred due to the terms of sale on these ovens offering a future exchange provision for a new oven contingent on completion of a franchise-wide sale and roll-out of our ovens.

Cost of sales for the year ended December 31, 2003 were $1.9 million compared to $3.5 million for cost of sales for the year ended December 31, 2002. The decrease is principally due to the 38% decrease in the number of ovens sold during the year. The average unit cost per oven decreased approximately 5% in 2003. The decline resulted from favorable purchasing of components coupled with a slight shift in mix between ovens sold in the U.S. versus Europe where the ovens are slightly more costly to produce. Cost of goods sold for 2002 also included a $190,000 increase in the warranty reserve for a customer.

Gross profit on product sales for the year ended December 31, 2003 decreased $440,000 to $1.7 million, when compared to gross profit on product sales of $2.2 million during the year ended December 31, 2002. This decrease is due primarily to the significant decrease in the number of ovens sold during the year ended December 31, 2003, partially offset by an increase in the average margin per unit.

Research and development expenses for the year ended December 31, 2003 increased $484,000 to $897,000, as compared to $413,000 for the year ended December 31, 2002. The increase in research and development expense principally relates to an increase in payroll and related expenses of $312,000, an increase of $133,000 related to the development of the next generation oven prototypes and an increase in freight charges of $30,000.

Selling, general and administrative expenses for the year ended December 31, 2003 decreased $2.0 million to $6.5 million from comparable expenses of $8.5 million for the year ended December 31, 2002. This decrease is due primarily to a decrease in sales and marketing related expenses of $1.4 million, including decreased payroll expenses of $668,000, travel expenses of $472,000, trade shows expenses of $197,000 and advertising expenses of $30,000. In addition, general and administrative expenses decreased by $629,000 net, including decreased payroll expenses of $331,000 and lower occupancy costs of $387,000, reductions in consulting services of $309,000, a $266,000 decrease in depreciation and amortization charges, and decreases in insurance expense, printing and other administrative expenses aggregating approximately $238,000. These decreases were partially offset by an increase in compensation expense for stock and option awards of $208,000 and a charge of $735,000 recorded in the fourth quarter of 2003 to provide for the potential uncollectibility of a receivable from Maytag which is part of our pending litigation. The reductions in selling, general and administrative expenses were due principally to concerted efforts to reduce expenses in light of our cash and liquidity position through much of 2003. These efforts included reductions in staff and closure of the Company’s offices in New York and the United Kingdom.

Concurrent with the private placement of our Series D Convertible Preferred Stock in October 2003 and the election of new officers and board members, we terminated four former officers and/or directors. In this regard, we entered into various settlement and release and severance agreements with these individuals which included the payment of cash, issuance of common stock and options, and modification of previously issued equity instruments. In connection with this, we recorded $7.6 million in compensation charges. Of this amount, $200,000 represents cash severance and the balance is related to estimated fair value computations applied to equity instruments received and/or modified.

Net other (expense) income was ($1.1) million for the year ended December 31, 2003, compared to $29,000 for the year ended December 31, 2002. The increase in other expense was principally due to $1.1 million in interest expense and debt extinguishment costs related to a settlement reached with Grand Cheer Company Limited, holder of a note payable from us, and $100,000 in foreign exchange losses for 2003 as compared to ($226,000) and $108,000, respectively for these items in 2002. Interest expense in 2002 included a non-cash financing charge of $200,000 associated with the loan from Grand Cheer.

Charges related to preferred stock dividends decreased by $75,000 for the year ended December 31, 2003, as compared to the year ended December 31, 2002. This was due to the conversion of our Series B and C Preferred Stock into common stock in October 2003.

During 2003, we incurred a one-time, non-cash charge of $12.6 million to record a deemed dividend in recognition of the beneficial conversion feature intrinsic in the terms of conversion of our Series D Convertible Preferred Stock. These securities are immediately convertible into common stock at the option of the holders without additional consideration and the fair value of the underlying common stock into which they are convertible exceeds the total proceeds from the Series D Convertible Preferred Stock issuance.

Net loss applicable to common stockholders increased by $20.1 million to $27.1 million for the year ended December 31, 2003, as compared to $7.0 million for the year ended December 31, 2002. The net loss per share increased to $3.99 from $1.10 a share, based on the weighted average number of shares outstanding of 6,797,575 and 6,301,236 for the years ended December 31, 2003 and 2002, respectively. The increase in the net loss is due principally to the beneficial conversion feature of the Series D Convertible Preferred Stock, the compensation and severance related to termination of former officers and directors, together with the decrease in oven sales during 2003. The decrease in margin from oven sales was offset by a decrease in selling, general and administrative costs.

Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Revenues for the year ended December 31, 2002 were $5.7 million, compared to revenues of $3.2 million for the year ended December 31, 2001. This increase is primarily attributable to the increase in the unit sales of ovens during fiscal 2002. For the year ended December 31, 2002, unit sales of ovens increased 73% over the year ended December 31, 2001. The average unit sales price declined by approximately 3% from the previous period. The decline in the average selling price of ovens is due largely to a favorable sales price offered to Subway franchisees in connection with initial purchases by Subway franchisees during 2002. This customer represented approximately 22% of oven sales revenues recognized in 2002. Additionally, for the year ended December 31, 2002 Subway franchisees purchased approximately 300 ovens as part of a market test of certain new product initiatives. The revenue and related cost of goods sold totaling $2.1 million and $1.2 million, respectively, has been deferred due to the terms of sale on these ovens offering a future exchange provision for a new oven contingent on completion of a system-wide sale and roll-out of our ovens.

Cost of sales for the year ended December 31, 2002 were $3.5 million compared to $1.6 million for the year ended December 31, 2001. The increase is principally due to an increase in the number of ovens sold during the year and a $190,000 increase in the warranty reserve associated with a customer. The average cost of sales of ovens declined approximately 3% percent in 2002. The decline resulted from favorable purchasing of components, as well as a lower purchase price negotiated from our third party manufacturer during 2002, partially offset by higher installation and delivery costs.

Gross profit on product sales for the year ended December 31, 2002 increased $540,000 to $2.2 million, when compared to gross profit on product sales of $1.6 million for the year ended December 31, 2001. This increase is due primarily to the increase in the number of ovens sold during the year ended December 31, 2002, partially offset by an increase in the warranty reserve associated with a customer.

Research and development expenses for the year ended December 31, 2002 decreased $361,000 to $413,000, compared to $774,000 for the year ended December 31, 2001. The decrease in research and development expense principally relates to a reduction in payroll and related expenses of $241,000, a reduction in depreciation and amortization of equipment of $46,000 and a reduction of $58,000 related to the development of next generation oven prototypes.

Selling, general and administrative expenses for the year ended December 31, 2002 increased $1.6 million to $8.5 million from comparable expenses of $6.9 million for the year ended December 31, 2001. This increase is due primarily to an increase in sales and marketing related expenses of $875,000, including increased payroll expenses totaling $485,000, travel expenses of $431,000 and advertising expenses totaling $25,000. In addition, general and administrative expenses increased $652,000, principally relating to an increase in legal costs of $278,000 predominantly related to our litigation with Maytag, a $178,000 increase in manufacturing support costs, a $125,000 increase in regulatory and accounting costs associated with managing a public company, a $100,000 general increase in our bad debt reserve, a $52,000 increase in occupancy expenses and a $46,000 increase in depreciation and amortization charges. These increases were partially offset by reductions in corporate insurance costs and payroll of $131,000 and $103,000, respectively.

Net other income (expense) was $29,000 for the year ended December 31, 2002, compared to ($5,000) for the year ended December 31, 2001. The increase in other income was principally due to a $100,000 increase in foreign exchange gains. This was partially offset by a $31,000 increase in interest expense and a $23,000 decrease in interest income. The increase in interest expense included a non-cash financing charge of $200,000 associated with a loan from Grand Cheer. The decrease in interest income is due to lower cash balances during 2002.

Charges related to preferred stock dividends decreased by $35,000 for the year ended December 31, 2002, as compared to the year ended December 31, 2001. This was due to the conversion of our Series A Preferred Stock into common stock in March 2002.

We did not incur any charges associated with the conversion of any series of our preferred stock during the year ended December 31, 2002.

Net loss increased by $238,000 to $7.0 million for the year ended December 31, 2002, as compared to $6.7 million for the year ended December 31, 2001. The net loss per share declined to $1.10 from $1.24 a share, based on the weighted average number of shares outstanding of 6,301,236 and 5,402,269 for the years ended December 31, 2002 and 2001, respectively. The decrease in the net loss per share is principally due to the increase in the weighted average number of shares outstanding for fiscal 2002. The increase in oven sales was partially offset by an increase in selling, general and administrative costs.

Liquidity and Capital Resources

Our capital requirements in connection with our product and technology development and marketing efforts have been and will continue to be significant. Additional capital will be required to conduct normal business operations and to expand our operations. Prior to the quarter ended September 30, 2004, we had, from inception, incurred significant operating losses.

On October 28, 2003 we completed a private placement of our Series D Convertible Preferred Stock to OvenWorks, LLLP and to certain other investors for whom OvenWorks served as nominee. At the time of issuance, the shares of Series D Convertible Preferred Stock issued in the private placement were convertible into a number of shares of our common stock representing approximately 58% of our total equity on a fully diluted, as converted basis (i.e., assuming that all outstanding options, warrants and other rights for the purchase of our common stock were exercised, and all outstanding shares of all series of our preferred stock, including the Series D Convertible Preferred Stock, were converted into common stock). Net proceeds of the private placement were $12.6 million. As of September 30, 2004, 65,000 shares of the Series D Convertible Preferred Stock had been converted into 433,333 shares of our common stock. Further, as of October 28, 2004 all remaining shares of the Series D Convertible Preferred Stock had been converted into 13,784,334 shares of our common stock.

In May 2004, we completed a private placement of 1,151,210 shares of common stock for aggregate consideration of $10.0 million, or $8.70 per share. A portion of the proceeds from the private placement was used to finance our acquisition of Enersyst with the remainder to be used for working capital and other general corporate purposes.

Our management anticipates that current cash on hand, collections of its accounts receivable, cash from anticipated sales of ovens and the proceeds of this offering will provide sufficient liquidity for us to execute our business plan and expand our business as needed. Additionally, we are currently negotiating the terms of a credit facility with Bank of America. This facility will provide stand-by credit availability to augment the cash flow anticipated from operations as the distribution plan for roll-out of ovens to Subway franchisees is being completed. Our projected attainment of profits from operations, as well as our ability to sustain normal operations and grow our business, is dependent on our relationship with the Subway system and the currently anticipated rate of sales contemplated by the planned roll-out schedule.

We have, and will continue to hold, inventory due to our manufacturing cycle. As of September 30, 2004, we held $2.4 million of finished goods inventory (ovens), $230,000 of demonstration inventory (ovens used for customer demonstrations, tests and pilot programs) and $4.1 million of parts inventory (used for manufacturing and service). Of the $2.4 million of finished goods inventory, $1.5 million are the Tornado model ovens currently being shipped to Subway franchise locations. Additionally, the majority of the parts inventory is for current production of ovens to complete orders received and anticipated as the roll-out of ovens to Subway franchisees continues. We offer demonstration inventory free of charge or at reduced prices to certain large prospective customers who wish to test and evaluate an oven prior to purchase.

In September 1999, we entered into an agreement with Whitbread Group PLC to provide certain upgrades to, and an extended warranty for, a number of our ovens that were sold to Whitbread. In February 2002, we entered into an agreement with Whitbread to terminate the September 1999 agreement, under which we were required to make monthly payments over a 24-month period to Whitbread. We did not make certain of these monthly payments and were in default under the February 2002 agreement. In connection with these matters, we recorded adjustments to our warranty liability for Whitbread of approximately $190,000. Other than a provision for the estimated effects of foreign exchange, there has been no activity in our liability related to Whitbread since 2002. At September 30, 2004 this liability totaled $739,000. In November 2004, we settled this liability for £150,000 (or approximately $280,000).

We have not made certain payments to Maytag Corporation under a promissory note that we issued for the purchase of certain parts and oven inventory in November 2001. In January 2003, Maytag obtained a summary judgment against us in the amount of $359,372, representing unpaid principal and interest under the note, and in March 2004, we paid this judgment in full, including estimates for additional costs. Our dispute with Maytag over these payments is part of a series of legal proceedings against Maytag that is discussed in detail elsewhere in this prospectus.

Since the October 2003 private placement, we have implemented plans to increase expenditures in marketing, advertising and promotion, research and development and customer support to serve the growth in our activity. In addition, we are currently refining a prototype oven to be introduced in the residential oven market. We anticipate that we will incur increased expenditures relating to marketing, advertising and promotion and research and development of our residential products in future periods.

Cash used in operating activities was $6.2 million for the nine months ended September 30, 2004 as compared to cash used in operations of $563,000 for the nine months ended September 30, 2003. Net cash used in operating activities for the nine months ended September 30, 2004 resulted from an increased investment in working capital of $9.2 million offset by our net income of $2.2 million plus non-cash charges of $860,000. The working capital investment was largely due to increases of $15.9 million in accounts receivable and $5.3 million in inventory resulting, in large part, from current sales to Subway franchisees and the inventory requirements to accommodate the anticipated level of future orders. Substantially all of the September 30, 2004 outstanding accounts receivable was collected prior to October 31, 2004. Net cash used in operating activities for the nine months ended September 30, 2003 was due to a net loss of $3.1 million offset by a net change in operating assets and liabilities of $2.4 million and non-cash charges of $200,000.

Cash used in investing activities for the nine months ended September 30, 2004 was $9.7 million compared to nil for the nine months ended September 30, 2003. The increase is due to $7.3 million net cash expended for the acquisition of Enersyst, and $2.4 million in capital expenditures, primarily related to tooling and other equipment purchases made to support activity from our relationship with the Subway system and to establishing offices in Atlanta and New York. Capital expenditures during the fourth quarter of 2004 were nominal. We anticipate capital expenditures of approximately $5.0 million during 2005, including anticipated capital expenditures in connection with the introduction of our residential oven, and anticipate funding those expenditures from working capital and the proceeds of this offering.

Cash provided by financing activities for the nine months ended September 30, 2004 was $10.5 million compared to nil for the nine months ended September 30, 2003. We received net proceeds of $10.0 million from the May 2004 private placement, $861,000 in proceeds from the exercise of options and warrants and paid $380,000 in notes payable during the first quarter of 2004.

At September 30, 2004, we had cash and cash equivalents of $3.5 million (including $880,000 contractually restricted temporarily for payment of potential warranty claims for ovens sold to Subway franchisees) and working capital of $10.0 million as compared to cash and cash equivalents of $8.9 million and working capital of $5.7 million at December 31, 2003, respectively.

Contractual Cash Obligations

As of September 30, 2004, our future contractual cash obligations are as follows (in thousands):

	Payments Due By Period
	Total	October– December 2004	2005	2006	2007	2008	Thereafter
Operating Leases	$1,907	$122	$475	$350	$352	$360	$248

We believe that existing working capital and cash flow from operations will provide sufficient cash flow to meet our contractual obligations. We intend to seek financing for any amounts that we are unable to pay from operating cash flows. Financing alternatives are routinely evaluated to determine their practicality and availability in order to provide us with additional funding at the least possible cost. Additionally, we are currently negotiating the terms of a $10.0 million stand-by credit facility with Bank of America.

We believe that our existing cash and anticipated future cash flows from operations will be sufficient to fund our working capital and capital investment requirements for the next twelve months and a reasonable period of time thereafter.

Authoritative Pronouncements

FIN No. 46

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (“FIN No. 46”). FIN No. 46 explains how to identify variable interest entities (“VIEs”) and how an enterprise assesses its interests in a VIE, to decide whether to consolidate that entity for financial reporting purposes. The Interpretation requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 is effective immediately for VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. The Interpretation applies in the first fiscal year or interim period beginning after September 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. Adoption of this pronouncement did not have a material effect on our financial statements.

FIN No. 46R

In December 2003, the FASB issued a revised version of FIN No. 46 (“FIN 46R”). We were required to adopt this interpretation at the end of the first interim reporting period ending after March 15, 2004 for any VIEs in which we held a variable interest that was acquired before February 1, 2003. The interpretation is effective immediately for any VIEs created after January 31, 2003 and for VIEs in which an enterprise obtains an interest after that date. We adopted the provisions of FIN 46R as of March 31, 2004; however, as we do not currently hold any VIEs, the adoption of this pronouncement did not have any effect on our consolidated financial statements.

SFAS No. 123R

On October 13, 2004, the FASB concluded that SFAS No. 123R, Share-Based Payment, which would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, would be effective for public companies (except small business issuer as defined in SEC Regulation S-B) for interim or annual periods beginning after June 15, 2005. A calendar-year company therefore would be required to apply SFAS No. 123R beginning July 1, 2005 and could choose to apply SFAS No. 123R retroactively from January 1, 2005 to June 30, 2005 year-to-date period in its third quarter 2005 Form 10-Q to account for all share-based payments under the fair value method from January 1, 2005. The cumulative effect of adoption, if any, would be measured and recognized on July 1, 2005. Further, the company could choose to early adopt the proposed Statement at the beginning of its first quarter ended March 31, 2005. We are currently evaluating the impact of this standard.

BUSINESS

Our Company

TurboChef Technologies, Inc. is a leading provider of equipment, technology and services focused on the high-speed preparation of food products. Our user-friendly speed cook ovens employ proprietary combinations of heating technologies, such as convection, air impingement, microwave energy and other advanced methods, to cook food products at speeds up to 12 times faster than, and to quality standards that we believe are comparable or superior to, that of conventional heating methods. We believe that one of our primary competitive advantages is the strength of our research and development capabilities and the breadth and depth of our portfolio of patents. Our staff of 14 engineers has a long history of developing innovations in the foodservice industry. Our research and development focus combines the development of innovative cooking technologies with the commercialization of those technologies into finished products to meet specific market needs.

Currently, we focus our efforts on the approximately $4.0 billion annual worldwide commercial primary cooking equipment market with our two primary speed cook oven models, the C3 and the Tornado. The speed, quality, compact size, ease of use and ventless operation of our ovens provide significant advantages to a wide range of foodservice operators, including full- and quick-service restaurants, hotels, stadiums and convenience stores. These customers increasingly value the ability to cook food in a quick and high quality manner with minimal employee training. In addition, our ovens enable certain other customers to significantly broaden their foodservice offerings. We believe the advantages of our technologies were validated by our agreement in early 2004 to be the exclusive supplier of speed cook ovens to the more than 22,000 Subway franchise locations worldwide.

We offer our customers a high level of product service and support via a centralized call center and a network of certified third-party service technicians, which we believe significantly differentiates us from our competitors in the commercial cooking equipment market. In addition to our oven product and support offerings, we offer fee-based equipment development and testing, prototype fabrication and other services to foodservice equipment manufacturers and other members of the foodservice industry. We also offer food preparation, menu planning and related consulting services to help our customers develop and enhance their foodservice offerings.

We currently sell our ovens through a broad and expanding sales organization that includes both internal direct salespeople as well as a network of manufacturer’s representatives and equipment distributors. In addition, we employ a flexible manufacturing model that relies on external suppliers of components for our ovens and utilizes a combination of contract manufacturers and our own facilities and personnel for the final assembly of our ovens. This attractive operating model provides a level of operating leverage and capital efficiency within our business.

In order to leverage our success in the commercial cooking equipment market, we plan to enter the approximately $3.7 billion annual domestic residential oven market during 2006. Consumers increasingly value speed and convenience in home food preparation and continue to demand higher levels of quality and functionality in their kitchen appliances, resulting in a significant rise in the purchase of restaurant-caliber kitchen appliances for the home in recent years. We are refining a prototype oven for the premium segment of the residential oven market to be introduced at a price point that we believe will be appropriate for consumer purchase.

Our senior management team has a successful track record of improving operating results, building scale through organic growth and strategic acquisitions and enhancing stockholder returns. Since joining us in October 2003, our senior management team has led us to profitability, successfully negotiated an agreement to supply Subway franchise restaurants with our Tornado ovens on a system-wide basis, solidified our sales and marketing efforts, acquired Enersyst to enhance our future product development capabilities and overseen the listing of our common stock on the American Stock Exchange. Prior to the offering, assuming distribution by Oven Works, LLLP, our majority stockholder, of shares of our common stock to its limited partners, our executive officers collectively own approximately 18% of our common stock, strongly aligning their interests with those of other stockholders. In addition, a number of other members of our management team have significant experience in speed cook technology and the commercial foodservice industry in general.

Our Technologies

Speed cook technologies combine various heat transfer technologies, such as hot air convection, air impingement, induction and microwave energy, to cook food significantly faster than traditional heating methods. Our research and development team continually designs and tests new combinations of these and other cooking methods, and our speed cook technologies are the primary subject of our more than 200 issued patents and patent applications worldwide.

The core of the speed cook technology used in our currently-available commercial ovens is a proprietary combination of high-speed forced air convection and microwave energy. A smooth-flowing field of heated air is circulated within the oven at speeds of up to 60 miles per hour to wrap the surface of food in a fast-moving shroud of hot air, while the food simultaneously is cooked from the inside out with precisely controlled bursts of microwave energy. This system creates a unique set of temperature- and moisture-control conditions within the food that preserves and enhances flavor. Central to this cooking technology is our patented system of scrubbing the circulating air using a catalytic converter. Heated air is circulated through the internal catalytic converter, instead of being vented outside the unit, as with a conventional oven, resulting in a ventless system. Our ovens employ this technology to cook food at high speeds with food quality we believe to be comparable, and in many instances superior, to both conventional methods and other speed cook methods.

Our ovens employ a proprietary operating system, which incorporates our patented layered logic system of user controls. This system allows for step-by-step, intuitive operation of our ovens via a digital touchpad, enabling users to easily specify one of up to 128 pre-programmed cooking profiles. These built-in settings allow operators of varying culinary skill levels to easily cook a variety of menu items in a consistent, high quality manner. In addition, our operating system allows users to program their own custom cooking settings. This system also tracks and records selected cooking data, allowing a commercial operator to review cook times, production volume and other characteristics.

Our commercial ovens also incorporate our Menu-in-a-MinuteTM technology, which offers users the ability to download additional menu selections and cooking cycles for their ovens through the use of a computer chip card. Menu-in-a-Minute technology enables foodservice chains to make changes to their menus and program new cook settings centrally, allowing these changes to be implemented quickly, consistently and cost-efficiently throughout an entire chain.

Among our other technologies are our various air impingement cooking systems, some of which employ a proprietary combination of air impingement and microwave energy. Ovens manufactured by our licensees employ our air impingement technologies which utilize specially-placed nozzles that force high-velocity jets of heated air from above and below food to produce faster and more consistent cooking than conventional methods. In addition to these commercially-available technologies, we also have developed other proprietary speed cook technologies, incorporating various combinations of hot air convection, air impingement, microwave energy and other heating methods. We continue to refine and develop these technologies, and to explore ways in which they can be used for commercial and residential applications.

Our Products and Services

Our Commercial Ovens

We have two primary models, our C3 oven and our Tornado oven:

•	The TurboChef C3. The C3 model uses a patented combination of high-speed forced air convection heating and microwave energy to cook up to 10 times faster than conventional methods. The C3 bakes, browns, broils and roasts with food quality that we believe to be comparable or superior to that of traditional cooking. The primary benefit of the C3 is its versatile capability to cook a wide spectrum of food, from dense proteins like filet mignon to delicate soufflés. Because it is certified by Underwriter’s Laboratory (UL®) to be operated in a ventless environment, the C3 does not require a hood, ventilation or a fire suppression system. Its preprogrammed, digital touchpad makes operation and training simple for any operator or chef.

•	The TurboChef Tornado. Our more recently developed Tornado oven has many of the same operational benefits as our C3, but is specifically designed to cook, toast and brown sandwiches, pizzas, appetizers and similar food products. The Tornado combines our patented ventless speed cook technology with a conventional wire baking rack and independently-controlled infrared browning element to cook up to 12 times faster than conventional methods with food quality that we believe to be comparable or superior to that of traditional cooking. Like the C3, the Tornado is UL certified to be operated in a ventless environment. We believe the Subway system’s adoption of the Tornado as its exclusive speed cook oven validates the oven and its underlying technologies. Although to date we have primarily sold our Tornado ovens to Subway franchisees, we expect that the Tornado will be made available for sale to other commercial customers in the first quarter of 2005.

Performance Characteristics of Our Commercial Ovens

We believe the key performance characteristics of our C3 and Tornado ovens provide a unique value proposition to our customers. These key performance characteristics include:

•	Speed. Our C3 and Tornado ovens cook up to 10 and 12 times faster, respectively, than conventional ovens, and each are capable of cooking diverse items together or consecutively with no lag time. This capability results in significantly increased food throughput for users of our ovens.

•	Quality and Versatility. We believe that our ovens produce food that is comparable, and in many cases superior, in quality to conventional and other speed cook methods. Additionally, our ovens are able to bake, brown, broil or roast, allowing them to be used in a broad spectrum of venues, including fine dining establishments, quick-service restaurants, hotels, movie theaters, theme parks, stadiums and convenience stores.

•	Ventless Cooking. During the cooking process, air in our C3 and Tornado ovens is circulated through an air-scrubbing catalytic converter that breaks down fume and grease by-products of food, enabling the ovens to operate without venting these by-products into the air. This ventless system eliminates the need for commercial kitchen hood systems, allows our ovens to be installed in almost any location, and significantly reduces flavor-transfer and odor-transfer between different products cooked together or consecutively in the oven.

•	Ease of Use. Our layered logic operating system allows for step-by-step, intuitive operation of our ovens via a digital touchpad, allowing users to easily specify one of up to 128 pre-preprogrammed cooking profiles. These built-in settings allow operators of varying culinary skill levels to easily cook a variety of menu items in a consistent, high quality manner. In addition, our operating system allows users to program their own custom cook settings. Our Menu-in-a-Minute technology allows users to download menu selections and cooking cycles for their ovens. This technology enables foodservice chains to make changes to their menus and program new cook settings centrally, allowing these changes to be implemented quickly, consistently and cost-efficiently throughout an entire chain.

Future Oven Products

We continue to develop new technologies and augment our existing technologies, and we are in various stages of development of new commercial ovens based on these technologies. Additionally, we are refining a prototype oven for the premium segment of the residential oven market that incorporates our state-of-the-art speed cook technology. We expect to introduce our residential ovens to the market during 2006.

Licensing and Technologies

Certain of our patented technologies are the subject of exclusive or non-exclusive licenses to third parties who have produced, and may continue to produce, commercial and residential ovens based on our technologies. Although we do not intend to continue to actively seek licensees for our technologies, these existing licenses will continue to provide a source of revenue for us until they expire or are terminated.

Fee-Based Consulting Services

Our trained culinary experts offer food preparation, menu planning and analysis and related consulting services to help our customers develop and enhance their foodservice offerings. This allows us to provide an integrated offering of products and consulting services to better serve our customers and generate cross-selling opportunities.

We also offer fee-based equipment development and testing, prototype fabrication and other services to foodservice equipment manufacturers and other members of the foodservice industry. Our foodservice experts design and develop foodservice equipment and technologies for food processing plants, restaurants, convenience stores, kiosks, vending machines and home applications, assist in the custom fabrication of heating and cooling equipment prototypes, and analyze and evaluate foodservice equipment capabilities, design and capacity.

Other Products and Services

In addition to the primary products and services described above, we offer certain consumables related to our ovens, such as ceramic platters, cooking utensils and proprietary oven cleaners, and replacement parts for our ovens, in each case to support our customers’ use of our ovens. To date, such sales have not provided a material source of revenue.

Our Strategy

Our goal is to be the world leader in speed cook equipment, technology and services for both the commercial cooking and residential markets. The following are our principal strategies to achieve this goal.

Penetrate Top Foodservice Chains

We are actively engaged in discussions or negotiations with, or our ovens are in various stages of testing by, more than 30 of the top 100 foodservice chains. Based on the experience we gained from our relationship with the Subway system, we believe that we have the capability to provide customized cooking solutions and to manage the large-scale product roll-outs necessary to meet the needs of large foodservice chains. We intend to build upon the success of our relationship with the Subway system to market our integrated product and service offerings to these potential customers. Our ovens offer these large foodservice chains a high-quality, cost-efficient and easy-to-use alternative cooking method that can increase volume and revenue through faster preparation of existing menu items. Additionally, the space-conserving and ventless operation of our ovens will allow these foodservice chains to enhance or expand their existing menus, and will permit those with limited or cold food offerings to offer new heated or toasted food items. We believe that the enhanced or new food offerings facilitated by our ovens can help these chains increase same store sales by producing new sources of revenue.

Enter Residential Oven Market

We intend to use our state-of-the-art speed cook technologies, our experience and success in the commercial cooking equipment market and our product marketing expertise to enter the residential oven market. We estimate that the domestic market for residential ovens is approximately $3.7 billion annually, and the global market is approximately $15.0 billion annually. Consumers continue to demand higher levels of quality and functionality in their kitchen appliances, and are willing to pay a premium for them, resulting in a significant rise in restaurant-caliber kitchen appliances being purchased for home use in recent years. In addition, consumers value the ability to shorten food preparation time in today’s increasingly busy society. In order to capitalize on these trends, we continue to refine our prototype oven for the premium segment of the residential oven market to be introduced at a price point that we believe will be appropriate for that market. We also are working to develop an appropriate distribution network and marketing campaign for the residential oven market and a customer support infrastructure to meet the anticipated demands of residential customers.

Further Develop Our Commercial Product Portfolio and Proprietary Technologies

We continue to develop new commercial products and technologies to augment our existing portfolio of products and proprietary technologies. Our staff of experienced research engineers includes several of the original developers of speed cook technology, with an average of over 20 years of experience in speed cooking. By acquiring Enersyst and combining its proprietary technology with our existing intellectual property portfolio, we believe we are better positioned to develop the most technologically advanced speed cook products. We currently have a number of potential new products at multiple stages of development that utilize a variety of speed cook technologies.

Leverage Our Global Distribution Network

In addition to supporting our marketing efforts with top foodservice chains, we believe that our global network of manufacturer’s representatives and equipment distributors can provide new business opportunities from their relationships with potential customers. While we will continue to handle our sales efforts to major foodservice chains through our senior executives and corporate level sales staff, we will continue to rely on our distribution partners to service the remainder of the over 800,000 potential domestic foodservice venues that make up the commercial market for speed cook products, including approximately 250,000 quick-service restaurant locations, 240,000 full-service restaurant locations, 55,000 hotels and resorts, and other venues such as convenience stores, limited-service hotels, movie theaters, and bars and taverns. Our global network of representatives and distributors gives us increased access to the potential customers operating these venues, including smaller foodservice operators and operators of venues that are less efficient to target with company-level sales efforts.

Provide High-Quality Customer Service and Support

We believe that providing high-quality customer service and support gives us a competitive advantage and is an important element of our business strategy. Our experience has shown that our customers value the ongoing service that we provide beyond the point of purchase. To that end, we have developed an extensive service network that utilizes modern call center technologies, highly-trained service representatives and certified third-party technicians. We expect our high service standards to enhance our marketing efforts with new customers and to result in both positive word-of-mouth referrals and repeat business from our existing customers.

Enhance Brand Awareness

We are implementing a cohesive program designed to create a strong brand identity for TurboChef and to leverage the success and recognition we have received in the market related to our relationship with the Subway system. We advertise frequently in trade magazines, exhibit and demonstrate our products at trade shows, and regularly distribute print and electronic mailings to potential customers highlighting the benefits of our products. We continue to seek opportunities for media and public relations exposure and have built and refined our website to further this effort. Through these marketing programs we will continue to stress the benefits of our products and services and believe that these efforts will result in increased acceptance of speed cook technology, thereby expanding our potential customer base.

Pursue Strategic Alliances and Acquisitions

We intend to consider strategic alliances and continue to selectively pursue acquisitions in order to, among other things, increase our sales, marketing and distribution capabilities and augment our technologies. Management has had significant experience in successfully identifying, executing and implementing strategic acquisitions in other industries and believes it can leverage that experience in the commercial cooking equipment market and residential oven market. For example, in May 2004, we acquired Enersyst and its technologies which significantly expanded our research and development capabilities, positioning us well to continue to develop technologically advanced speed cook products.

Sales and Marketing

Sales

Currently, we focus on sales of our products to commercial foodservice operators. Our relationships with major foodservice chains typically are developed and maintained through an integrated effort of senior executives and corporate level sales management to best service these customers’ needs. To target other potential customers, we also have recently implemented a three-tiered global sales and marketing network consisting of our internal corporate-level sales team, our external network of manufacturer’s representatives and foodservice equipment distributors, and those representatives’ and distributors’ sales personnel. We utilize customer relationship management software applications that provide our sales force with tools for lead tracking, customer base forecasting and sales forecasting. Our primary sales office is located in Dallas, Texas, and we have a sales office located in The Netherlands.

Our corporate-level sales and marketing staff consists of 11 employees, including six regional directors, three of whom are each responsible for a different domestic region, and one each in Europe, South America and Australia/New Zealand. Each of our regional directors manages a network of manufacturer’s representatives and foodservice equipment distributors within his region. Currently, our domestic regional directors manage a total of 25 manufacturer’s representatives and equipment distributors, and our European regional director manages 19 different non-exclusive foodservice equipment distributors. In turn, each manufacturer’s representative and equipment distributor employs its own force of individual sales representatives. Currently, our manufacturer’s representatives and equipment distributors engage approximately 170 sales representatives globally.

All members of our direct sales force, as well as selected representatives from our domestic manufacturer’s representatives and our international foodservice equipment distributors attend “TurboChef University” in Detroit, Michigan, or “TurboChef Academy” in Amsterdam, The Netherlands, to receive extensive training in the operation and service of our ovens and education in the overall benefits of our ovens. Attendees of these programs see our ovens operate in a full spectrum of venues and are instructed on the numerous ways that our ovens can efficiently and cost-effectively provide high quality, speed cook alternatives to our potential customers. We believe that a sales force that is highly knowledgeable about our ovens and service offerings will be more effective in targeting its sales efforts to our various potential customers.

We intend to continue to expand this sales and marketing network, including our relationships with manufacturer’s representatives and equipment distributors worldwide and to expand our direct sales efforts worldwide. We plan to continue to target foodservice operators in a number of different venues and to consider strategic marketing alliances with certain third parties, particularly food manufacturers, who have established relationships with mutual prospective customers.

Marketing

We are committed to developing a strong, consistent brand identity for TurboChef. Through our marketing program, we will continue to educate the commercial, and later seek to educate the residential, markets about the benefits of speed cooking and our position as a global leader in speed cook equipment, technology and services. To that end, we are committed to seeking opportunities for media and public relations exposure, including advertising in trade magazines, developing our website, and engaging in targeted print and electronic mail campaigns. In addition, we brand our oven products with the TurboChef name, and we will use the TurboChef name in connection with all trade shows, seminars and other expositions. We also recognize that providing potential customers with a first-hand experience of speed cooking is an important part of educating the market about speed cooking and the capabilities of our products. Therefore, we attend numerous trade shows and seek other opportunities to conduct demonstrations of our speed cook technologies. Our participation at trade shows allows us to market to other industry professionals, including equipment distributors, foodservice equipment manufacturers and foodservice industry consultants.

Research and Development

We believe that one of our competitive strengths is our highly capable research and development staff, which is comprised of 14 of our 93 employees, with an average of over 20 years of experience in the industry. Our research and development staff has a proven history of developing leading technological innovations in the foodservice industry.

The scientists and foodservice experts that comprise our research and development staff focus on enhancing our existing speed cook technologies, developing new speed cook technologies, and the practical application of our existing and new technologies to the commercial cooking equipment market and residential oven markets. Specifically, our research and development staff continually tests our existing products and technology against those of our competitors in the market and regularly communicates with our customers, our customer service and support staff and our sales representatives to ensure that our products and technologies continue to meet evolving market demands. We plan to continue to devote substantial resources on an ongoing basis to our research and development efforts.

In addition, other of our culinarians and food scientists provide fee-based consulting services to food manufacturers and foodservice operators. These professionals assist food manufacturers in the development of recipes using their products and provide advice on strategically aligning those products to meet customer needs. We also offer a fully-equipped, state-of-the-art test kitchen facility available to clients for product demonstrations.

Our Production Model

We employ a flexible production model by outsourcing the manufacturing of components and maintaining relationships with contract manufacturers for the final assembly of our ovens. We also operate our own facilities that we utilize to assemble our commercially-available ovens as well as to create prototypes of potential new ovens. Our internal assembly operations rely primarily on hourly employees and require minimal fixed overhead costs, affording us the flexibility to efficiently scale our operations to the required production needs.

We purchase raw materials, such as fabricated stainless steel, and components, such as circuit boards and wiring harnesses, for our ovens from a number of different vendors. We believe that there are multiple sources for each of our supply needs, and we do not maintain long-term agreements with our suppliers. We will continue our efforts to identify and ensure availability from alternative suppliers, particularly for components that come from a more limited number of sources.

We require that our manufacturing partners follow generally accepted industry standard quality control procedures. In addition, we employ our own quality assurance personnel and testing capabilities to assist our manufacturing partners with their respective quality programs, and we perform routine audits both of our assembly line and finished products to ensure high quality and reliability. We believe that we have good relationships with our contract manufacturers and consider our sources of supply and assembly to be adequate for present and anticipated future requirements.

Our Customers

Our commercial ovens are used by a diverse base of foodservice operators, including quick-service and full-service restaurants, hotels, stadiums, movie theaters and convenience stores. While we often sell directly to operators in the foodservice industry, many of our sales are made through foodservice distributors, equipment dealers and foodservice industry consultants. We also license our proprietary technology and provide fee-based consulting services to restaurants, foodservice equipment manufacturers and other members of the foodservice industry.

In addition to the Subway system, some of the users of our ovens include:

Hotels and Resorts	Hilton Hotels Corporation Starwood Hotels & Resorts Worldwide, Inc.
Foodservice and Concessions	Compass Group HMSHost Corporation
Movie Theaters	Loews Cineplex Entertainment Corporation
Theme Parks	The Walt Disney Company
Stadiums	Lambeau Field (Green Bay, Wisconsin) Petco Park (San Diego, California)

Subway Relationship

After a comprehensive evaluation process, Doctor’s Associates, Inc., the franchisor of the Subway sandwich restaurant concept, and Independent Purchasing Cooperative, Inc., the purchasing cooperative owned by the Subway franchisees, agreed in March 2004 to name us as the exclusive supplier of speed cook ovens to Subway franchise restaurants worldwide. We are currently producing and delivering Tornado ovens to Subway franchisees both domestically and internationally. According to Subway’s website, there are over 22,000 Subway locations in 78 countries worldwide and approximately 2,250 additional locations projected to be opened in 2005.

Our agreement with the Subway system generally restricts us from selling the Tornado oven to quick-service restaurant chains that are primarily engaged in the business of selling submarine-style sandwiches which are marketed or sold substantially in the same manner as Subway brand sandwiches. We are otherwise free to sell our Tornado ovens to quick-service restaurants and chains that are primarily engaged in selling other types of food, such as hamburgers, chicken and pizza (even if such establishments have submarine-style sandwiches on their menus).

Service and Support

We consider service and support for end-users of our ovens to be a top priority, and we believe that our service and support platform will set new standards in the commercial foodservice equipment industry, significantly differentiating TurboChef from its competitors. We also believe that our high level of service and support will be an important attribute in our planned entry into the residential oven market.

We have established a three-tiered service network to provide what we believe to be the fastest response time in our industry. At the corporate level, our 12-person customer service staff is responsible for overseeing our customer service and support functions. Our customer service staff manages a network of over 100 independent service organizations throughout the United States and Canada, who in turn supervise approximately 500 employed or affiliated service technicians. Through this network we provide live response seven days a week.

We generally provide purchasers a one-year limited warranty covering each oven’s workmanship and materials, during which period we or one of our authorized service representatives will make repairs and replace defective parts. Components furnished to us by our suppliers and manufacturers are generally covered by a one-year limited warranty, and contract manufacturers furnish a limited warranty for any of their manufacturing or assembly defects. In addition, we have incorporated a state-of-the-art online customer service program to manage service requests and to assist our service partners and customers. Service calls are entered into the system, where they are processed and ultimately assigned to our authorized service representatives if an on-site visit is required. The system tracks all aspects of the service relationship, including call time to response time, and allows us to have real-time access to the status of all service calls. The system also allows our customers real-time online access to track the status of service calls and parts orders, and allows our service partners to order replacement parts and view part specifications.

Intellectual Property

The growth, protection and maintenance of our intellectual property portfolio, especially our patent portfolio, are important to our business. Including patents developed by Enersyst, we have more than 200 issued patents and patent applications worldwide, primarily covering our speed cook technologies. We believe that, in breadth and scope, our patent portfolio is larger than that of any competitor in the speed cook sector of the commercial cooking equipment market, which provides us with a competitive advantage in our market. Our patents cover the fundamental aspects of our speed cook technologies, and we have issued patents and pending patent applications in over 25 countries (including the United States, Japan and various countries of the European Union). Our currently issued United States patents will expire at various dates between 2006 and 2020.

We believe that product and brand name recognition is an important competitive factor in our market. Accordingly, we actively promote our brand names, and will actively promote our future brand names, in connection with our marketing activities. We hold registrations of our trademark TurboChef® in the United States, the United Kingdom, and the Republic of Ireland, and have applied for registration of the trademark Tornado™ in the United States. In certain countries in Europe, we license the TurboChef name from a third party. We also rely on trade secrets and proprietary know-how outside of published patents, and typically enter into confidentiality agreements with our employees, suppliers and manufacturers, as appropriate, to protect the concepts, ideas and documentation relating to our proprietary technologies.

Our Industry

Commercial Cooking Equipment Market

According to the 2002 Size and Shape of the Industry Study conducted by the North American Association of Food Equipment Manufacturers (“NAFEM”), the North American market for commercial primary cooking equipment (including ovens, broilers, grills, toasters, and fryers) is approximately $1.5 billion annually. The oven component of this market is approximately $600 million annually. NAFEM estimates that the annual global market for commercial primary cooking equipment is 2.5 to 2.8 times the North American market, or approximately $4.0 billion. This market is driven in large part by the trends and growth of the restaurant foodservice industry.

The National Restaurant Association (“NRA”) estimates that domestic restaurant industry sales will reach $440 billion in 2004, an increase of 4.4% over 2003, marking the 13th consecutive year of real sales growth for the restaurant industry. The NRA defines the restaurant industry as all meals and snacks prepared away from home (including all takeout meals and beverages), and includes both commercial and institutional foodservice providers. Over the past 20 years, the restaurant industry has grown at a compound annual growth rate of 5.1%. According to the NRA, sales at full-service restaurants are projected to reach $158 billion in 2004, and sales at quick-service restaurants are projected to reach $124 billion in 2004. It is estimated that there are nearly 500,000 full-service and quick-service restaurant locations in the U.S. The balance of the restaurant industry consists of operations where food is not the primary source of the operation’s revenues, including convenience stores, lodging places, bars and taverns, recreation venues (such as movie theaters) and other institutions (such as military and educational facilities). It is estimated that there are between 300,000 and 400,000 such locations in the U.S.

The restaurant industry is projected to continue this growth primarily as a result of population growth and consumer desire for food quality and convenience. Consumer demand for convenience, speed and product quality is shaping foodservice and operating model trends, resulting in concept growth in new venues and specifically in the fast-casual niche, a sub-sector of the full-service restaurant segment. This continued industry growth drives foodservice equipment sales based on new location openings and remodelings, new venues and concepts, menu and operational modifications and equipment obsolescence. Several industry trends are anticipated to have a favorable impact on speed cooking, including the increasing demand by consumers for speed and convenience without a loss of food quality and the rapidly growing integration by foodservice providers of new technologies into their businesses in order to improve efficiency, throughput and consistency of product.

We believe that we are well-positioned to benefit from the following equipment trends in the commercial cooking equipment industry as highlighted by foodservice operators according to a NAFEM survey:

•	multi-functional, multi-tasking equipment that fits in a small footprint, is easy to clean, and is fully mobile;

•	energy efficient with minimal heat and fume emission;

•	programmable via integrated memory storage devices or connected remotely by a modem;

•	easy to train new employees to use, given high industry turnover rates and increasing number of non-English speaking employees;

•	improved quality of equipment service; and

•	accelerated cooking using specialized heat concentration technology.

In addition, we believe that speed cook technology is further expanding the market for primary cooking equipment beyond domestic full-service and quick-service restaurants to include other domestic foodservice venues such as convenience stores, bars and taverns, stadiums, schools and movie theaters. These other establishments now have the option to expand their food selection to encompass foods that previously took too long to cook for their time-constrained customers, and foods that were previously cooked in a conventional microwave oven at the expense of the food’s optimal flavor. Our speed cook ovens offer these other operations a cooking platform that provides an additional revenue source while requiring little, if any, additional investment in kitchen infrastructure, staff or training.

Residential Oven Market

We believe that the residential oven market represents a large untapped opportunity for our business. According to industry sources, the domestic oven market (excluding microwaves) is approximately $3.7 billion annually, representing approximately 8.0 million units. The global market for residential ovens is approximately $15.0 billion.

The domestic market for premium residential ovens has been growing at a faster rate than the overall residential oven market, which growth is driven by several trends, including:

•	consumer desire for speed and convenience in food preparation at home;

•	increased demand for higher-end kitchen equipment driven by increases in the size of the average American home, new home construction and remodeling trends;

•	emergence of premium kitchen equipment as a status symbol; and

•	increasing consumer comfort with using technology in virtually every part of their daily lives.

We believe that by leveraging the advantages of our speed cook technologies, including our high cooking speed and food quality and our user-friendly operating system, as well as our marketing expertise, we are well-positioned to capitalize on these market trends.

Competition

Commercial Cooking Equipment Market

The speed cook oven sector of the commercial cooking equipment market is characterized by intense competition. Our speed cook ovens compete with conventional cooking systems, such as commercial ovens, grills and fryers, as well as equipment that cooks through the use of conduction, convection, induction, air impingement, infrared, halogen and/or microwave heating methods or combinations thereof, sold by numerous well-established manufacturers and suppliers. In addition, we are aware that other industry participants are developing, and in some cases have introduced, commercial ovens based on speed cook methods and technologies.

Our principal methods of competing in the commercial cooking equipment market are through our product performance, our research and development capabilities, our service and warranty offerings, and our ability to provide fee-based consulting services. We do not believe there are any competitive products currently being marketed which are functionally equivalent to our cooking system (i.e., products that have the same capabilities to cook a variety of food items to the same high quality standards and at comparable speeds).

Among our major competitors in the commercial cooking equipment market are:

•	Amana (Maytag Corporation);

•	Duke Manufacturing Company;

•	Fujimak Corporation;

•	Groen, Inc. (Dover Corporation);

•	MerryChef and Lincoln Foodservice Products (Enodis, LLP);

•	The Middleby Corporation; and

•	Vulcan-Hart Corporation (Illinois Tool Works, Inc.).

We currently license certain technologies to some of these competitors who are currently producing, and may in the future produce, products that may be competitive with our speed cook ovens.

Residential Oven Market

Although we currently do not sell a residential speed cook oven, we are refining a prototype residential oven and plan to enter the residential oven market. Competition is growing in the emerging residential speed cook sector of the residential oven market. However, we do not believe there are any speed cook products currently being sold in the residential oven market that possess the same combination of speed and quality as our prototype residential speed cook oven.

Certain companies have introduced speed cook residential ovens, including the General Electric Advantium® and TrivectionTM ovens (utilizing microwave and halogen light technology), the Whirlpool g2microvenTM SpeedCook Appliance (utilizing convection, microwave and halogen light technology) and the Amana LightwaveTM (utilizing microwave and infrared light technology). In addition, other competitive products are scheduled to be launched in the near future including the GE Rapid Cook Wall OvenTM (utilizing microwave and other heat transfer technology).

Regulation and Accreditation

We are subject to regulations administered by various federal, state, local and international authorities, such as the United States Food and Drug Administration, the Federal Communication Commission, the European Community Council and the Japan Ministry of International Trade (including those regulations limiting radiated emissions from our cooking system products), which impose significant compliance burdens on us. Failure to comply with these regulatory requirements may subject us to civil and criminal sanctions and penalties. We test our ovens, from time to time, in order to confirm continued compliance with applicable regulatory requirements. We believe that compliance with these laws and regulations will not require substantial capital expenditures or have a material adverse effect on our future operations.

New legislation and regulations, as well as revisions to existing laws and regulations (at the federal, state and local levels, in the United States and/or in foreign markets), affecting the commercial foodservice equipment and residential oven markets may be proposed in the future. Such proposals could affect our operations, result in material capital expenditures, affect the marketability of our existing products and technologies and/or could limit or create opportunities for us with respect to modifications of our existing products or with respect to our new or proposed products or technologies. In addition, an expanded level of operations by us in the future could require us to modify or alter our methods of operation at costs which could be substantial and could subject us to increased regulation, and expansion of our operations into additional foreign markets may require us to comply with additional regulatory requirements.

We have received certification under UL accreditation standards relating to product safety and under the National Sanitation Federation accreditation standards regarding sanitation and the ability of our ovens to be cleaned. These agencies have established certain standards for a variety of categorized products and can be engaged to inspect a manufacturer’s products for compliance with the applicable standards. Certification by each agency authorizes the marking of any such product with the agency’s labels, which indicates that the product is approved by the agency for such use. Such certifications, which require periodic renewal, only represent compliance with established standards and are not legally required. However, failure by us to comply with these accreditation standards in the future could have a material adverse effect on our marketing efforts. In addition, we have met the requirements necessary to apply the “CE” mark (which indicates compliance with the European Community Council directive relating to electromagnetic compatibility and low voltage) to our C3 oven. Our Tornado oven received CE accreditation this year. As an equipment manufacturer, we are allowed to “self-certify” compliance with this directive and we have had an independent third party, T|$$|ADUV America, a leading technical service company, attest to the results. We are required by law to meet this European Community Council directive in order to apply the “CE” mark and thereby sell our cooking systems in the European Union.

Litigation

We filed for arbitration against Maytag Corporation in Dallas, Texas, on February 2, 2001, in connection with a series of contracts for research, development and commercialization of certain technology through a joint, strategic relationship. After a stay of the proceedings pending settlement discussions, our third amended claim was submitted on May 6, 2004. Our third amended claim includes claims for substantial damages for breach of those contracts, specific performance of those contracts, fraud, theft of trade secrets, breach of fiduciary duty, usurpation of corporate opportunity, correction of inventorship, punitive damages and attorneys fees. It also seeks an injunction and equitable assignment of ownership which would require Maytag to return all rights in all intellectual property owned by us under those contracts.

Maytag has not yet responded to our third amended claim. Earlier, on July 17, 2002, Maytag filed an answer and counterclaim in response to our second amended claim, in which Maytag denied our allegations. In its July 17, 2002 counterclaim, Maytag alleges breach of the above-referenced contracts and fraud, and seeks damages in excess of $35 million. The arbitrators issued a scheduling order that contemplates a final hearing on these claims in late May and June 2005. We believe that these claims by Maytag are without merit, and we intend to vigorously defend against Maytag’s allegations.

In May 2002, Maytag filed a complaint in Iowa federal court seeking, among other things, to require that two of our claims originally filed and pending in the Texas arbitration be decided only in a separate arbitration proceeding in Boston, Massachusetts. Maytag’s complaint in the Iowa proceeding also alleges that we publicized false and misleading statements about Maytag’s use of our intellectual property in its residential appliances in a January 2002 press release, and in certain other unidentified statements. Based upon this allegation, Maytag asserts claims that we caused false advertising with respect to Maytag’s goods and services, that we have intentionally interfered with Maytag’s prospective business, that we have defamed Maytag and that we have unfairly competed with Maytag. Unlike Maytag’s counterclaims in the Texas arbitration proceeding, its complaint in the Iowa proceeding does not specify the dollar amount of damages sought. In July 2002, we filed a motion to dismiss the Maytag complaint or, in the alternative, stay the Iowa proceeding pending resolution of the Texas arbitration. On July 30, 2002, Maytag filed a Motion for Leave to File First Amended Complaint adding a claim that we failed to pay a promissory note in the amount of $327,478. On January 6, 2003, the Federal Court in the Iowa proceeding granted a summary judgment against us on the claim related to the promissory note, in the amount of $359,372, which is accrued and included in notes payable on the balance sheet at December 31, 2003. In March 2004, we tendered full payment of the amount of the summary judgment. In addition, on December 23, 2002, the Federal Court issued an order staying indefinitely the remainder of Maytag’s claims in the Iowa proceeding, pending the final resolution of the Texas arbitration. Thus, we do not expect further prosecution of the Iowa proceeding until after the Texas arbitration is concluded.

Maytag has also initiated arbitration in Boston, claiming damages in excess of $1.3 million for failure to pay for ovens. We have filed a counterclaim alleging that Maytag breached its warranty and committed fraud and that we have been damaged in an amount in excess of $1.5 million. We believe that these claims by Maytag are without merit, and we intend to vigorously defend against Maytag’s allegations.

We had, since January 2003, agreed with Maytag to stay the proceedings in Dallas and Boston pending the outcome of settlement negotiations. In March 2004 we notified Maytag that we believed negotiations had not produced an acceptable offer of settlement and we would, therefore, proceed with arbitration. Since that time, we have agreed to a scheduling order with Maytag that contemplates a hearing in the Boston arbitration sometime after the hearing on the Texas arbitration, in 2005.

The outcomes of these proceedings are uncertain, and an unfavorable outcome could have an adverse effect on our operating results and future operations. Because the outcomes of these proceedings are uncertain, we have made no corresponding adjustments to our financial statements.

We also, from time to time, are party to various other legal proceedings that arise in the ordinary course of our business.

MANAGEMENT

The executive officers, key employees and directors of TurboChef are as follows:

Name	Age	Position
Richard E. Perlman	58	Chairman of the Board of Directors
James K. Price	46	President, Chief Executive Officer and Director
James A. Cochran	57	Senior Vice President and Chief Financial Officer
Paul P. Lehr	58	Vice President and Chief Operating Officer
Maxwell T. Abbott	58	Senior Vice President and Chief Strategic Officer
Stephen J. Beshara	43	Vice President and Chief Branding Officer
Michael J. Dobie	52	Vice President of Development and Design
James K. Pool	33	Vice President, Commercialization Engineering
William A. Shutzer	57	Director
Raymond H. Welsh	73	Director
J. Thomas Presby	64	Director
Sir Anthony Jolliffe	66	Director
James W. DeYoung	61	Director

Richard E. Perlman has been Chairman of the Board since October 2003. He was formerly chairman of PracticeWorks, Inc. from its formation in August 2000 until its acquisition by The Eastman Kodak Company in October 2003. Mr. Perlman served as chairman and treasurer of VitalWorks Inc. from December 1997 and as a director from March 1997 to March 2001, when he resigned from all positions with that company upon completion of the spin-off of PracticeWorks from VitalWorks. From December 1997 until October 1998, Mr. Perlman also served as VitalWorks’ chief financial officer. Mr. Perlman is the founder of Compass Partners, L.L.C., a merchant banking and financial advisory firm specializing in corporate restructuring and middle market companies, and has served as its president since its inception in May 1995. From 1991 to 1995, Mr. Perlman was executive vice president of Matthew Stuart & Co., Inc., an investment banking firm. Mr. Perlman received a B.S. in Economics from the Wharton School of the University of Pennsylvania and a Masters in Business Administration from the Columbia University Graduate School of Business.

James K. Price has been our President and Chief Executive Officer and a director since October 2003. From August 2000 until its acquisition by The Eastman Kodak Company in October 2003, Mr. Price was the chief executive officer and a director of PracticeWorks, Inc. Mr. Price was a founder of VitalWorks Inc. and served as its executive vice president and secretary from its inception in November 1996 to March 2001, when he resigned from all positions with VitalWorks upon completion of the spin-off of PracticeWorks from VitalWorks. Mr. Price served as an executive officer of American Medcare from 1993 and co-founded and served as an executive officer of International Computer Solutions from 1985, in each instance until American Medcare and International Computer Solutions merged into VitalWorks in July 1997. Mr. Price holds a B.A. in Marketing from the University of Georgia.

James A. Cochran has served as our Senior Vice President and Chief Financial Officer since October 2003. He served as chief financial officer of PracticeWorks, Inc. from its formation in August 2000 until its acquisition by The Eastman Kodak Company in October 2003. He was VitalWorks Inc.’s chief financial officer from August 1999 to March 2001, when he resigned from all positions with VitalWorks upon completion of the spin-off of PracticeWorks from VitalWorks. From 1992 until joining VitalWorks, Mr. Cochran was a member of the accounting firm of BDO Seidman, LLP, serving as a partner since 1995. He is a Certified Public Accountant and received a B.B.A. in Accounting and an M.B.A. in Corporate Finance from Georgia State University.

Paul P. Lehr has served as our Vice President and Chief Operating Officer since October 2004, and from November 2003 to October 2004, Mr. Lehr served as our Vice President of Operations. From December 2001 until joining us in November 2003, Mr. Lehr was self-employed. Mr. Lehr also served as executive vice president — commercial sales of CSK Auto, Inc., a publicly traded automotive parts distribution company, from February 2000 to December 2001. Before joining CSK Auto, in 1980 Mr. Lehr founded Motor Age, Inc., a distributor of automotive replacement parts. Motor Age became part of Parts Plus Group, Inc. in 1997, and Mr. Lehr served as president and chief executive officer of that industry roll-up until he joined CSK Auto in February 2000. He received a B.S. in Economics and an M.B.A. from City University of New York.

Maxwell T. Abbott has been our Senior Vice President and Chief Strategic Officer since May 2004. From April 2000 until its acquisition by TurboChef in May 2004, Dr. Abbott was the president and chief executive officer of Enersyst Development Center, L.L.C., and from January 2000 until March 2000, Dr. Abbott served as Enersyst’s executive vice president of business development. Before joining Enersyst, Dr. Abbott spent 25 years in the foodservice, food manufacturing and restaurant business, holding various executive level positions with companies such as The Burger King Corporation, Pizza Hut, Inc., Long John Silver’s, Inc. and ABP Corporation (Au Bon Pain), and various positions with The Kellogg Company, The Pillsbury Company, and the Campbell Soup Company. Dr. Abbott has published several papers, speaks regularly in academia, and was the 1999 recipient of The Distinguished Food Service Leader Award from the Society for the Advancement of Food Service Research. He has been a Professional Member of the Institute of Food Technology since 1983. Dr. Abbott received his B.S., M.S., and Ph.D. from Michigan State University.

Stephen J. Beshara has been our Vice President and Chief Branding Officer since November 2003. From September 1997 to March 2004, Mr. Beshara served as the founder and president of Vista, Inc., an Atlanta, Georgia based consultancy helping senior leadership teams of companies such as The Coca-Cola Company, UPS and IBM. Mr. Beshara has over 20 years experience in branding and marketing, and studied at the University of Georgia with continuing executive education at Harvard Business School. Mr. Beshara also speaks at the Gouzieta Business School at Emory University on the subject of brand communications.

Michael J. Dobie has been our Vice President of Development and Design since May 2004. From 1993 until its acquisition by TurboChef in May 2004, Mr. Dobie was the vice president of engineering of Enersyst Development Center, L.L.C., and from 1988 to 1993, Mr. Dobie held various other positions with Enersyst. At Enersyst, Mr. Dobie’s research and development has resulted in 17 different patents used in various food equipment systems. Before joining Enersyst, Mr. Dobie spent 12 years in the baking industry designing and implementing new systems, some of which are still utilized by many large fast food chains. Mr. Dobie has published various professional papers on baking and technology application, participated as a technical trainer, and frequently serves as an expert witness. Mr. Dobie received his B.S. in Mechanical Engineering from Virginia Polytechnic Institute and State University.

James K. Pool has been our Vice President, Commercialization Engineering since May 2004. Previously, Mr. Pool served as our director of research and development from October 2000 to May of 2004. Prior to this, Mr. Pool served in various engineering positions with us, including as a senior mechanical engineer, performing research and development, manufacturing and technical support. Mr. Pool has been recognized in the industry as one of the leading developers in the area of speed cooking. Mr. Pool originally joined us in October 1995. He received his B.S. in Mechanical Engineering from the University of Wyoming.

William A. Shutzer has been a director of TurboChef since October 2003. Mr. Shutzer is a senior managing director of Evercore Partners, a financial advisory and private equity firm. Mr. Shutzer was a managing director of Lehman Brothers, Inc. from October 2000 to November 2003 and a partner in Thomas Weisel Partners, LLC, an investment banking firm, from September 1999 to October 2000. From March 1994 until October 1996, Mr. Shutzer was executive vice president of Furman Selz, Inc. and thereafter until the end of December 1997, he was its president. From January 1998 until September 1999, he was chairman of ING Barings LLC’s Investment Banking Group. From September 1978 until February 1994, Mr. Shutzer was a managing director of Lehman Brothers and its predecessors. From March 2001 to October 2003 he was a director of PracticeWorks, Inc. Mr. Shutzer is currently a director of Tiffany & Co., American Financial

Group, CSK Auto, Inc., and Jupitermedia Corp. Mr. Shutzer received a B.A. from Harvard University and an M.B.A. from Harvard Business School.

Raymond H. Welsh has been a director of TurboChef since October 2003. Since January 1995, Mr. Welsh has been a senior vice president of UBS Financial Services, Inc. From March 2001 to October 2003 he was a director of PracticeWorks, Inc. Mr. Welsh is a Trustee of the University of Pennsylvania and PennMedicine. He is chairman of the board of Bancroft Neurohealth and a trustee of the Bancroft Foundation. Mr. Welsh received a B.S. in Economics from the Wharton School of the University of Pennsylvania.

J. Thomas Presby became a director of TurboChef in December 2003. In June 2002 he retired as a partner with Deloitte Touche Tohmatsu, an international accounting and consulting firm. Over a period of 30 years, Mr. Presby held many positions with Deloitte in the United States and abroad, including deputy chairman and chief operating officer from 1995 until his retirement. Mr. Presby also served as the chief executive officer of Deloitte & Touche in Europe and Central Europe between 1990 and 1995. During the 1980s, Mr. Presby launched and served as the managing partner of the Financial Services Center, an industry-focused practice unit of the firm. Mr. Presby served as a director of PracticeWorks, Inc. from September 2002 until its October 2003 sale to Eastman Kodak. He also served as a director of GreenPoint Financial from January 2003 until its October 2004 sale to North Fork Bank. Mr. Presby currently serves as a director and audit committee chair of Tiffany & Co. and World Fuel Services Corporation. Mr. Presby received a B.S. in Electrical Engineering from Rutgers University, and an M.S. in Industrial Administration from the Carnegie Mellon University Graduate School of Business. He is a Certified Public Accountant in New York and Ohio.

Sir Anthony Jolliffe became a director of TurboChef in December 2003. He was previously a director from November 1998 until 2001. Sir Anthony Jolliffe is a citizen of the United Kingdom and an independent international business consultant. Until his retirement from the accounting profession in 1982, Sir Anthony Jolliffe was a Chartered Accountant in the United Kingdom for 18 years, during which time he grew his accounting firm into a multi-national operation with offices in 44 countries with over 200 partners. His firm eventually merged with Coopers & Lybrand and Grant Thornton. He remained with Grant Thornton for two years until he retired. Since that time, Sir Anthony has built a number of businesses, two of which have been listed on the London Stock Exchange. He is currently involved in several business projects in China, the Middle East, the United States and the United Kingdom. Sir Anthony has held, and currently holds, numerous positions with governmental and charitable entities in the United Kingdom and China, including being the former Lord Mayor of London and the chairman of the Special Advisory Board to the Governor of Yunnan Province in China.

James W. DeYoung became a director of TurboChef in December 2003. Mr. DeYoung is the founder and President of Winston Partners Incorporated, which provides strategic corporate advisory, corporate disclosure and investor relations services to select private and publicly-owned companies. Mr. DeYoung also is a general partner of Resource Ventures L.P., a private equity/venture fund. Prior to forming Winston Partners in 1984, Mr. DeYoung spent 14 years with Baxter International, Inc., serving in a senior capacity in marketing, investor relations, public relations and corporate financial management functions. Mr. DeYoung is currently a director of several private companies and is involved with numerous not-for-profit organizations in the Chicago, Illinois area, including as a trustee of Rush University Medical Center and Rush North Shore Medical Center. Mr. DeYoung is also vice chairman and a director of the Chicago Horticultural Society. Mr. DeYoung received a B.A. degree from Washington and Lee University and a J.D. degree from Northwestern University School of Law.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information, as of December 31, 2004, as to shares of our common stock held by (1) persons known to us to be the beneficial owners of more than five percent of our common stock, (2) the selling stockholders, (3) our executive officers and directors and (4) our executive officers and directors as a group. This table was prepared solely based on information supplied to us, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned. Unless otherwise indicated in the footnotes to this table, all ownership information assumes no exercise by the underwriters of the over-allotment option.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name	Number(1)	%(2)	Number of Shares Offered(3)	Number(2)(4)	%(2)(4)
OvenWorks, LLLP (5) 645 Madison Avenue, Suite 1500 New York, NY 10022	12,784,335	52.6%	**	**	**
Jeffrey B. Bogatin (6) 888 Park Avenue New York, NY 10021	1,948,867	8.0%	**	**	**
***	**	**	**	**	**
Richard E. Perlman (5)(7)	12,957,913	52.9%	**	**	**
James K. Price (8)	2,221,671	9.1%	**	**	**
James A. Cochran (9)	374,309	1.5%	**	**	**
Paul P. Lehr (10)	12,500	*	—	12,500	*
William A. Shutzer (11)	2,069,879	8.5%	**	**	**
Raymond H. Welsh (12)	295,329	1.2%	**	**	**
J. Thomas Presby (13)	164,168	*	**	**	**
Sir Anthony Jolliffe (14)	154,167	*	**	**	**
James W. DeYoung (15)	349,352	1.4%	**	**	**
Executive Officers and Directors as a Group (9 persons) (16)	13,494,463	54.2%	**	**	**

*	Less than 1%.

**	To be filed by amendment.

***	The identities of the other selling stockholders who will participate in this offering are not currently known, but will be listed by amendment.

(1)	This column lists all shares of common stock beneficially owned, whether or not registered hereunder, including all shares of common stock that can be acquired through warrant or option exercises within 60 days of December 31, 2004. Beneficial ownership of certain officers and directors is shown as if shares of common stock have been distributed by OvenWorks to its partners.

(2)	In calculating the percentage owned for a particular stockholder, we assumed that any warrants or options for the purchase of common stock that are exercisable by that stockholder within 60 days of December 31, 2004 are exercised by that stockholder (and the underlying shares of common stock issued), and that shares of common stock were distributed by OvenWorks, LLLP to that stockholder if he is a partner of OvenWorks.
The total number of shares outstanding used in calculating the percentage owned for a particular stockholder assumes a base of 24,313,158 shares of common stock outstanding as of December 31, 2004, no exercise of warrants or options (other than those exercisable by that particular stockholder within 60 days of December 31, 2004) and no exchange of any preferred units of membership interest of Enersyst Development Center, L.L.C.

(3)	The shares of common stock registered hereunder, as shown in this column, will be sold by the selling stockholders pursuant to this prospectus.

(4)	Assumes all shares of common stock registered hereunder are sold by the selling stockholders.

(5)	The shares of common stock offered for sale by OvenWorks were issued upon the conversion of shares of Series D Convertible Preferred Stock that were issued in connection with a private placement to OvenWorks for its own account and as nominee for Sanders Morris Harris Inc. for the accounts of certain of Sanders Morris Harris’ clients. The sole general partner of OvenWorks is Oven Management, Inc. Richard E. Perlman, our Chairman, is the sole stockholder, sole director and President of Oven Management, Inc., and also is a limited partner of OvenWorks.

(6)	Based upon ownership reported in a Schedule 13D filed on July 20, 2004.

(7)	Shares beneficially owned prior to the offering include 173,578 shares of common stock issuable upon exercise of options and 12,784,335 shares owned by OvenWorks, which is controlled by Mr. Perlman. If shares of common stock were distributed by OvenWorks to its limited partners prior to the offering, Mr. Perlman would own 2,014,005 shares directly and 34,055 shares indirectly through Oven Management, and following the offering Mr. Perlman would own shares directly and shares indirectly through Oven Management. If the underwriters exercise the over-allotment option in full, the number of shares owned by OvenWorks in which Mr. Perlman would own a direct or indirect beneficial interest if distributed by OvenWorks would be .

(8)	Shares beneficially owned prior to the offering include 173,611 shares of common stock issuable upon exercise of options and 2,048,060 shares currently owned by OvenWorks which Mr. Price would own if distributed by OvenWorks to its limited partners. If the underwriters exercise the over-allotment option in full, the number of shares owned by OvenWorks which Mr. Price would own if distributed by OvenWorks would be .

(9)	Shares beneficially owned prior to the offering include 55,555 shares of common stock issuable upon exercise of options and 318,754 shares currently owned by OvenWorks which Mr. Cochran would own if distributed by OvenWorks to its limited partners. If the underwriters exercise the over-allotment option in full, the number of shares owned by OvenWorks which Mr. Cochran would own if distributed by OvenWorks would be .

(10)	Shares beneficially owned prior to and following the offering include 12,500 shares of common stock issuable upon exercise of options.

(11)	Shares beneficially owned prior to the offering include 22,500 shares of common stock issuable upon exercise of options and 2,047,379 shares currently owned by OvenWorks, which Mr. Shutzer would own if distributed by OvenWorks to its limited partners. If the underwriters exercise the over-allotment option in full, the number of shares owned by OvenWorks which Mr. Shutzer would own if distributed by OvenWorks would be .

(12)	Shares beneficially owned prior to the offering include 18,333 shares of common stock issuable upon exercise of options and 239,065 shares currently owned by OvenWorks, which Mr. Welsh would own if distributed by OvenWorks to its limited partners. If the underwriters exercise the over-allotment option in full, the number of shares owned by OvenWorks which Mr. Welsh would own if distributed by OvenWorks would be .

(13)	Shares beneficially owned prior to the offering include 22,500 shares of common stock issuable upon exercise of options and 141,668 shares currently owned by OvenWorks, which Mr. Presby would own if distributed by OvenWorks to its limited partners. If the underwriters exercise the over-allotment option in full, the number of shares owned by OvenWorks which Mr. Presby would own if distributed by OvenWorks would be .

(14)	Shares beneficially owned prior to the offering include 83,333 shares of common stock issuable upon exercise of options and 70,834 shares currently owned by OvenWorks, which Sir Anthony would own if distributed by OvenWorks to its limited partners. If the underwriters exercise the over-allotment option in full, the number of shares owned by OvenWorks which Sir Anthony would own if distributed by OvenWorks would be .

(15)	Shares beneficially owned prior to the offering include 18,333 shares of common stock issuable upon exercise of options and 239,065 shares currently owned by OvenWorks, which Mr. DeYoung would own if distributed by OvenWorks to its limited partners. If the underwriters exercise the over-allotment option in full, the number of shares owned by OvenWorks which Mr. DeYoung would own if distributed by OvenWorks would be .

(16)	Shares beneficially owned prior to the offering include 580,243 shares of common stock issuable upon exercise of options and 12,784,335 shares currently owned by OvenWorks, which is controlled by our Chairman, Richard E. Perlman. If the underwriters exercise the over-allotment option in full, the number of shares owned by OvenWorks would be .

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, William Blair & Company, L.L.C., Stephens Inc. and Oppenheimer & Co. Inc. are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives and the selling stockholders. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Banc of America Securities LLC
William Blair & Company, L.L.C.
Stephens Inc.
Oppenheimer & Co. Inc.
Total	5,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $     per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $     per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option

OvenWorks, LLLP has granted the underwriters an over-allotment option to buy up to an additional 750,000 shares at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from such selling stockholder in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. OvenWorks will pay the expenses associated with the exercise of this option.

Discount and Commissions

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $    .

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount paid by us
Underwriting discount paid by selling stockholders
Proceeds, before expenses, to us
Proceeds to selling stockholders

Listing

Our common stock is traded on the American Stock Exchange under the symbol “TCF”.

Stabilization

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the American Stock Exchange or otherwise.

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

Lock-Up Agreements

We and our executive officers and directors and certain of our significant stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of our stock and options to purchase our stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and William Blair & Company, L.L.C. for a period of 90 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 90 day period, we have also agreed not to file any registration statement for, and each of our officers has agreed not to make any demand for, or exercise any right of, registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Banc of America Securities LLC and William Blair & Company, L.L.C.

U.K. Selling Restriction

Each underwriter has represented and agreed that (1) it has not offered or sold and, prior to the expiry of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended), (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of any shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us, and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Indemnification

We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares of common stock in any jurisdiction where action for that purpose is required. Accordingly, our shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our shares of common stock may be distributed or published in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering, the distribution of this prospectus and resale of the shares of common stock.

Conflicts/Affiliates

The underwriters and their affiliates have in the past and may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees.

Affiliates of Banc of America Securities LLC, one of the underwriters, and William Blair & Company, L.L.C., also an underwriter, collectively own less than 1% of our outstanding common stock.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. An attorney at Kilpatrick Stockton LLP is a limited partner of OvenWorks, LLLP, and, if shares of our common stock owned by OvenWorks were to be distributed by OvenWorks to its limited partners, this attorney would have a beneficial interest in 141,668 shares of our common stock. This attorney also holds options to purchase up to 33,333 shares of our common stock at an exercise price of $5.25 per share. Other attorneys at Kilpatrick Stockton LLP own an aggregate of 2,500 shares of our common stock.

Certain legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Vedder, Price, Kaufman & Kammholz, P.C., Chicago, Illinois.

EXPERTS

The financial statements of TurboChef Technologies, Inc. at December 31, 2003 and for the year then ended appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Our balance sheet as of December 31, 2002, and our related statements of operations, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2002, have been included herein and incorporated by reference in the registration statement of which this prospectus forms a part upon the report of BDO Seidman, LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of our subsidiary, Enersyst Development Center, L.L.C., at December 31, 2003 and for the year then-ended appearing in our Current Report on Form 8-K/A filed July 2, 2004, incorporated by reference in this prospectus and registration statement, have been audited by Whitley Penn, independent registered public accounting firm, as set forth in their report included therein by reference given on the authority of such firm as experts in accounting and auditing.

The financial statements of our subsidiary, Enersyst Development Center, L.L.C., as of and for the year ended December 31, 2002 appearing in our Current Report on Form 8-K/A filed July 2, 2004, incorporated by reference in this prospectus and registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Enersyst Development Center, L.L.C. adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002), included therein and incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is an important part of this prospectus. Some information we file with the SEC after the date of this prospectus will update or supersede information contained in this prospectus and incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2003, filed with the SEC on March 30, 2004, and amended on November 23, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 12, 2004, and amended on November 22, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 13, 2004, and amended on November 22, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 22, 2004;

•	our Current Reports on Form 8-K, filed with the SEC on May 28, 2004 (as amended on June 30, 2004 and July 2, 2004), July 20, 2004, November 1, 2004 (other than Items 2.02 and 7.01 thereof, and such exhibits as are furnished pursuant to such items), November 15, 2004, December 22, 2004 and December 22, 2004 (other than Item 7.01 thereof, and such exhibits as are furnished pursuant to such item);

•	our definitive Proxy Statement on Schedule 14A, filed with the SEC on July 6, 2004;

•	our definitive Information Statement on Schedule 14C, filed with the SEC on December 1, 2004; and

•	the description of our common stock contained in our Registration Statement on Form 8-A (Registration No. 001-32334), filed with the SEC on October 27, 2004.

We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to: TurboChef Technologies, Inc., Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328; Attn: General Counsel; (678) 987-1700.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC covering the shares of common stock being offered by us and the selling stockholders. This prospectus does not contain all of the information presented in the registration statement, and you should refer to that registration statement with its exhibits for further information. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review the copies of those documents filed as exhibits to the registration statement for more detail. You may read and copy the registration statement and any documents incorporated by reference at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or 175 Jackson Boulevard, Suite 900, Chicago, Illinois 60604. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also inspect the filings we make with the SEC on the Internet at the SEC’s website, http://www.sec.gov.

We are required to file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. You can review this information at the SEC’s Public Reference Room or on the SEC’s website, as described above.

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003	F-2
Unaudited Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2004 and 2003	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 and 2003	F-4
Notes to Unaudited Condensed Consolidated Financial Statements	F-5
Audited Financial Statements
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-14
Report of BDO Seidman, LLP, Independent Registered Public Accounting Firm	F-15
Financial Statements:
Balance Sheets as of December 31, 2003 and 2002	F-16
Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-17
Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2003, 2002 and 2001	F-18
Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-20
Notes to Financial Statements	F-21

TURBOCHEF TECHNOLOGIES, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	September 30, 2004	December 31, 2003
		(As Restated)
Assets:
Current assets:
Cash and cash equivalents (includes $880 and $0 of restricted cash, respectively)	$3,470	$8,890
Accounts receivable, net of allowance of $174 and $219, respectively	16,881	515
Other receivables, net	260	5
Inventory	6,664	1,514
Prepaid expenses	233	311
Total current assets	27,508	11,235
Property and equipment, net	2,300	101
Developed technology, net	10,236	—
Goodwill	2,775	—
Other assets	184	84
Total assets	$43,003	$11,420

Liabilities and Stockholders’ Equity (Deficit):
Current liabilities:
Accounts payable	$7,035	$424
Other payables	1,445	1,445
Accrued expenses	4,947	1,007
Notes payable	—	380
Deferred revenue	1,333	1,366
Accrued warranty and upgrade costs	2,768	928
Total current liabilities	17,528	5,550
Other liabilities	59	—
Total liabilities	17,587	5,550
Commitments and contingencies
Convertible, redeemable preferred stock	—	12,605
Stockholders’ equity (deficit):
Convertible preferred stock	11,319	—
Preferred membership units exchangeable for TurboChef common stock	6,351	—
Common stock, $.01 par value, authorized 100,000,000 shares at September 30, 2004 and 50,000,000 shares at December 31, 2003, issued 10,354,549 and 8,491,339 shares at September 30, 2004 and December 31, 2003, respectively	104	85
Additional paid-in capital	67,432	55,630
Accumulated deficit	(59,744)	(61,956)
Notes receivable for stock issuances	(46)	(43)
Treasury stock-at cost -0- shares at September 30, 2004 and 10,710 shares at December 31, 2003	—	(451)
Total stockholders’ equity (deficit)	25,416	(6,735)
Total liabilities and stockholders’ equity (deficit)	$43,003	$11,420

The accompanying notes are an integral part of these financial statements.

TURBOCHEF TECHNOLOGIES, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
		(As Restated)		(As Restated)
Revenues:
Product sales	$30,335	$507	$33,390	$2,828
Royalties and services	671	—	982	—
Total revenues	31,006	507	34,372	2,828

Costs and expenses:
Cost of product sales	19,302	239	20,923	1,450
Research and development expenses	308	194	816	680
Selling, general and administrative expenses	4,527	683	9,743	3,701
Depreciation and amortization	438	5	699	234
Total costs and expenses	24,575	1,121	32,181	6,065

Operating income (loss)	6,431	(614)	2,191	(3,237)

Other income:
Interest income	3	33	43	99
Other income (expense), net	(15)	3	(22)	7
	(12)	36	21	106
Net income (loss)	6,419	(578)	2,212	(3,131)
Preferred stock dividends	—	(60)	—	(179)
Net income (loss) applicable to common stockholders	$6,419	$(638)	$2,212	$(3,310)

Per share data:

Basic:
Net income (loss)	$0.64	$(0.10)	$0.24	$(0.49)
Preferred stock dividends	—	—	—	(0.02)
Net income (loss) applicable to common stockholders	$0.64	$(0.10)	$0.24	$(0.51)
Weighted average number of common shares outstanding — basic	9,987,607	6,473,080	9,295,864	6,433,882

Diluted:
Net income (loss)	$0.24	$(0.10)	$0.09	$(0.49)
Preferred stock dividends	—	—	—	(0.02)
Net income (loss) applicable to common stockholders	$0.24	$(0.10)	$0.09	$(0.51)
Weighted average number of common shares outstanding — diluted	26,676,983	6,473,080	25,626,925	6,433,882

The accompanying notes are an integral part of these financial statements.

TURBOCHEF TECHNOLOGIES, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Nine Months Ended September 30,
	2004	2003
		(As Restated)
Cash flows from operating activities:
Net income (loss)	$2,212	$(3,131)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	699	234
Non-cash interest on notes receivable from employees and directors	—	(99)
Non-cash compensation expense	113	19
Provision for doubtful accounts	28	51
Other	18	—

Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(15,885)	1,300
Inventories	(5,252)	336
Prepaid expenses and other assets	(179)	3
Accounts payable	6,365	588
Accrued expenses	5,744	(420)
Deferred revenue	(32)	556
Net cash used in operating activities	(6,169)	(563)

Cash flows from investing activities:
Acquisition of business, net of cash acquired	(7,278)	—
Property and equipment expenditures	(2,363)	—
Other	(100)	—
Net cash used in investing activities	(9,741)	—

Cash flows from financing activities:
Issuance of common stock, net	10,007	—
Payment of notes payable	(380)	—
Proceeds from the exercise of stock options and warrants	861	—
Other	2	—
Net cash provided by financing activities	10,490	—
Net decrease in cash and cash equivalents	(5,420)	(563)
Cash and cash equivalents at beginning of period	8,890	629
Cash and cash equivalents at end of period	$3,470	$66

NON CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of preferred membership units exchangeable for TurboChef common stock in connection with Enersyst acquisition	$6,351	$—
Issuance of common stock for payment of preferred stock dividend	$—	$240

The accompanying notes are an integral part of these financial statements.

TURBOCHEF TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

TurboChef Technologies, Inc. (“TurboChef” or “the Company”) was incorporated in 1991 and became a Delaware corporation in 1993. The Company is a leading provider of technology and services for the high speed preparation of food products. Our customizable speed cook ovens cook food products at high speeds with food quality comparable, and in many cases superior, to conventional heating methods. We currently offer two commercial ovens, our flagship C3 oven and our recently developed Tornado oven, and we currently are developing other commercial ovens and a prototype to introduce to the residential oven market. In addition, we offer fee-based equipment development and testing, prototype fabrication and other services, and food preparation, menu planning and analysis and related consulting services, to other food manufacturers and members of the foodservice industry.

The Company’s primary markets are with commercial food service operators throughout North America, Europe and Asia. Management believes that the Company operates in one primary business segment.

The financial statements of the Company as of September 30, 2004 and 2003 included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), and have not been audited by independent public accountants. In the opinion of management, all adjustments of a normal and recurring nature necessary to present fairly the financial position and results of operations and cash flows for all periods presented have been made. Pursuant to SEC rules and regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted from these statements unless significant changes have taken place since the end of the Company’s most recent fiscal year. The Company’s December 31, 2003 balance sheet was derived from audited financial statements and notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (the “Form 10-K”), but does not include all disclosures required by GAAP. It is suggested that these financial statements be read in conjunction with the financial statements and notes included in the aforementioned Form 10-K. The results of operations for the three and nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

All common shares and earnings per share data give effect to a one-for-three reverse stock split, which took effect December 27, 2004.

Certain amounts in the prior period financial statements have been reclassified to conform to current year presentation.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For information regarding significant accounting policies, see Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2003, set forth in the Form 10-K/A.

RESTATEMENT OF FINANCIAL STATEMENTS

In the third quarter of 2004, current management determined that an error resulting from an oversight had been made in applying offers contained in certain correspondence from 2002 pertaining to two significant sales transactions initiated at that time. This error resulted in recognition of revenue in 2002 and 2003 that should have been deferred to future periods. In November 2004, the Company amended and restated its Annual Report on Form 10-K/A for the years ended December 31, 2002 and 2003 and its Quarterly Report on Form 10-Q/A for the periods ended March 31, and June 30, 2004. The effect of the restatement on the comparable prior year periods was the following:

	Three Months Ended September 30, 2003			Nine Months Ended September 30, 2003
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(In thousands, except per share data)
Net loss	$(568)	$(10)	$(578)	$(2,917)	$(214)	$(3,131)
Net loss applicable to common stockholders	(628)	(10)	(638)	(3,096)	(214)	(3,310)
Net loss applicable to common stockholders per share — basic and diluted	(0.10)	(0.00)	(0.10)	(0.48)	(0.03)	(0.51)

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess purchase price of net tangible and intangible assets acquired in a business combination over their estimated fair values. In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires goodwill and other acquired intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must undergo an impairment test at least annually.

Developed technology is amortized using the straight line method over a 10-year life.

INCOME (LOSS) PER COMMON SHARE

All earnings per share data has been restated to reflect the one-for-three reverse stock split (see Note 13).

Basic earnings per share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during each period. Diluted earnings per common share is calculated by dividing net income, adjusted on an “as if converted” basis, by the weighted-average number of actual shares outstanding and, when dilutive, the share equivalents that would arise from the assumed conversion of convertible instruments. The per share amounts presented in the condensed consolidated statements of operations are based on the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Numerator for basic and diluted earnings per share available to common stockholders:
Net income (loss) applicable to common stockholders	$6,419	$(638)	$2,212	$(3,310)
Denominator:
Denominator for basic income (loss) per share available to common stockholders
Weighted average common shares outstanding	9,988	6,473	9,296	6,434
Effect of potentially dilutive securities
Convertible preferred stock	14,133	—	14,189	—
Preferred membership interests exchangeable for common stock	611	—	299	—
Dilutive stock options and warrants	1,945	—	1,843	—
Shares applicable to diluted income (loss) per share applicable to common stockholders	26,677	6,473	25,627	6,434

The effect of potentially dilutive stock options and warrants is calculated using the treasury stock method. Certain options and warrants are excluded from the calculation because the average market price of the Company’s stock during the period did not exceed the exercise price of those instruments. For the three-month and nine month periods ended September 30, 2004 there were 166,903 shares and 170,236 shares, respectively, of such options and warrants. However, some or all of these instruments may be potentially dilutive in the future. For the three and nine month periods ended September 30, 2003, options, warrants and convertible preferred stock were excluded from the calculation of shares applicable to diluted income (loss) per share available to common stockholders because their inclusion would have been anti-dilutive.

STOCK BASED EMPLOYEE COMPENSATION

The Company accounts for its stock-based employee compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related technical interpretations. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, requires companies that elect not to account for stock-based compensation as prescribed by that statement to disclose, among other things, the pro forma effects on operations as if SFAS No. 123 had been adopted. SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, provides for alternative methods of transitioning to SFAS No. 123. It also amends the disclosure provisions of SFAS No. 123 and APB No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. The Company will continue to use the intrinsic value method of accounting for stock-based compensation as allowed by SFAS No. 148 and make the appropriate disclosures. Accordingly, no compensation expense is recognized for fixed option plans, because the exercise prices of employee stock options equals or exceeds the market value of the underlying stock on the dates of grant.

For purposes of pro forma disclosures, the estimated fair value of options issued is amortized to compensation expense over the options’ vesting period. The Company’s pro forma information, based on the options held by the Company’s employees, is as follows for the three and nine months ended September 30 (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net income (loss) applicable to common stockholders:
As reported	$6,419	$(638)	$2,212	$(3,310)
Total stock-based compensation expense	(679)	(267)	(2,439)	(801)
Pro forma	$5,740	$(905)	$(227)	$(4,111)
Net loss applicable to common stockholders per share:
Basic:
As reported	$0.64	$(0.10)	$0.24	$(0.51)
Pro forma	0.57	(0.14)	(0.02)	(0.64)
Diluted:
As reported	$0.24	$(0.10)	$0.09	$(0.51)
Pro forma	0.22	(0.14)	(0.02)	(0.64)

NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (“FIN No. 46”). FIN No. 46 explains how to identify variable interest entities (“VIEs”) and how an enterprise assesses its interests in a VIE, to decide whether to consolidate that entity for financial reporting purposes. The Interpretation requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 is effective immediately for VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. The Interpretation applies in the first fiscal year or interim period beginning after September 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. Adoption of this pronouncement did not have a material effect on the Company’s financial statements.

In December 2003, the FASB issued a revised version of FIN No. 46 (“FIN 46R”). The Company was required to adopt this interpretation at the end of the first interim reporting period ending after March 15, 2004 for any VIEs in which it held a variable interest that was acquired before February 1, 2003. The interpretation was effective for any VIEs created after January 31, 2003 and for VIEs in which an enterprise obtains an interest after that date. The Company adopted the provisions of FIN 46R as of March 31, 2004; however, as it does not currently hold any VIEs, the adoption of this pronouncement did not have any effect on the Company’s consolidated financial statements.

On October 13, 2004, the FASB concluded that SFAS No. 123R, Share-Based Payment, which would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, would be effective for public companies (except small business issuer as defined in SEC Regulation S-B) for interim or annual periods beginning after June 15, 2005. A calendar-year company therefore would be required to apply SFAS No. 123R beginning July 1, 2005 and could choose to apply SFAS No. 123R retroactively from January 1, 2005 to June 30, 2005 year-to-date period in its third quarter 2005 Form 10-Q to account for all share-based payments under the fair value method from January 1, 2005. The cumulative effect of adoption, if any, would be measured and recognized on July 1, 2005. Further, the company could choose to early adopt the proposed Statement at the beginning of its first quarter ended March 31, 2005. The Company is currently evaluating the impact of this standard.

NOTE 3.	BUSINESS COMBINATION

On May 21, 2004, the Company acquired Enersyst, a leading provider and critical source of innovations to the food service industry. Enersyst researches, develops and licenses patented technology that enables food service equipment manufacturers to test, develop and provide advanced products to the marketplace. Enersyst holds over 180 issued patents and patent applications worldwide related to heat transfer, air impingement and associated food technologies. As a result of this acquisition, the Company believes it increased its leadership position in delivering the most advanced innovations in speed cooking solutions to customers worldwide. The results of Enersyst’s operations have been included in the consolidated financial statements since the acquisition date.

Total consideration for this transaction, $13.7 million, consisted of $7.3 million cash, including transaction costs, and $6.4 million equity in the form of Enersyst preferred membership units exchangeable in the future, at the discretion of the holders, for 611,091 shares of TurboChef common stock. The cash portion of the acquisition was paid with funds raised in a private placement (see Note 9). Total goodwill recorded was $2.8 million, none of which is deductible for income tax purposes.

The following information summarizes the initial allocation of fair values (in thousands) assigned to the assets and liabilities at the acquisition date based on a preliminary valuation. Subsequent adjustments may be recorded upon the completion of the valuation and the final determination of the purchase price allocation.

Current assets	$563
Property and equipment	20
Developed technology	10,620
Goodwill	2,775
Current liabilities	(327)
Net assets acquired	$13,651

Developed technology has an estimated useful life of 10 years.

The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had occurred as of the beginning of the immediately preceding period. The pro forma information is not necessarily indicative of what would have occurred had the acquisitions been made as of such periods, nor is it indicative of future results of operations. The pro forma amounts give effect to appropriate adjustments for the fair value of the assets acquired, amortization of intangibles and interest expense (in thousands, except per share amounts).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Revenues	$31,006	$1,229	$35,821	$5,875
Net income (loss)	6,419	(778)	2,219	(3,002)
Net income (loss) applicable to common stockholders	6,419	(838)	2,219	(3,181)
Net income (loss) applicable to common stockholders per share:
Basic	$0.64	$(0.12)	$0.24	$(0.42)
Diluted	0.24	(0.12)	0.09	(0.42)

NOTE 4.	INVENTORY

Inventory consists of the following (in thousands):

	September 30, 2004	December 31, 2003
Parts inventory, net	$4,054	$1,073
Finished goods — ovens	2,378	371
Demonstration inventory, net	232	70
	$6,664	$1,514

NOTE 5.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

		September 30, 2004	December 31, 2003
	Estimated Useful Lives (years)
Equipment	3–7	$2,068	$345
Furniture and fixtures	5	341	685
Leasehold improvements	5	153	235
		2,562	1,265
Less accumulated depreciation		(262)	(1,164)
		$2,300	$101

NOTE 6.	DEBT

In January 2003 Maytag Corporation (“Maytag”) obtained a summary judgment against TurboChef in the amount of $359,372 related to debt arising from a 2001 purchase by the Company of oven and parts inventory from Maytag. The note, which bore interest at the prime rate plus 2%, was not paid according to its terms and was in default since November 2002. In March 2004, the Company paid the summary judgment in full including estimates for additional costs. In addition, the Company had $1.4 million of other payables on its balance sheets at September 30, 2004 and at December 31, 2003 related to amounts due to Maytag. The Company believes that ultimately these obligations will be incorporated into resolution of the litigation issues between the parties which are now under arbitration (Note 11).

NOTE 7.	ACCRUED WARRANTY AND UPGRADE COSTS

The Company generally provides a one-year parts and labor warranty on its ovens. Provisions for warranty claims are recorded at the time products are sold and are reviewed and adjusted periodically by management to reflect actual and anticipated experience.

Pursuant to the terms of the agreement under which the Company provides ovens to Subway® restaurants (Note 11), the Company agreed to segregate the funds for estimated warranty costs for the Subway ovens. The estimated warranty cost is deposited to a separate account within 10 days of payment for the oven and withdrawals for the cost of warranty parts and labor are made periodically, as incurred, up to the amount initially deposited. Unexpended funds at the end of the warranty period are retained by the Company. As of September 30, 2004, the amount of these segregated funds totaled $880,000.

In September 1999, the Company entered into an agreement to upgrade and provide an extended warranty for 262 ovens installed for Whitbread Group PLC (“Whitbread”). The oven upgrades were completed in February 2000. Whitbread paid the Company $1.4 million in connection with this agreement which the Company applied to offset expenses relating to the upgrades and warranty costs as incurred. Through 2000, the Company incurred $1.7 million for expenses of this program in excess of payments from Whitbread. No additional costs have been incurred since 2000. In February 2002, the Company and Whitbread entered into a new agreement to terminate the September 1999 upgrade and extended warranty agreement. Under the new agreement, TurboChef was required to pay Whitbread £460,000 (approximately $670,000) plus VAT (value added tax). In return, Whitbread would release TurboChef from its obligation to continue its warranty. On signing the agreement, TurboChef made an initial payment to Whitbread of £50,000 (approximately $72,000) plus VAT and committed to pay the balance over the next 24 months. Upon entering into this agreement, the Company recorded an adjustment to reduce the warranty liability by $190,000, the amount by which the amount of the warranty liability related to Whitbread exceeded the amount to be paid under the agreement. The Company had not made any payments from November 2002 through September 30, 2004 and was currently in default of the agreement. As a result of the default, an estimated warranty liability of $190,000 was recorded as of December 31, 2002. Other than a provision for the estimated effects of foreign exchange, there was no activity in the Company’s liability related to the Whitbread agreement since 2002. In November 2004, the Company settled this liability with Whitbread for £150,000 (or approximately $280,000).

An analysis of changes in the liability for product warranty claims, including amounts related to Whitbread, is as follows for the three and nine months ended September 30 (in thousands):

	Reserve Balance January 1, 2004	Additions/ Adjustments To Reserve	Costs Applied Against Reserves	Reserve Balance June 30, 2004	Additions/ Adjustment To Reserve	Costs Applied Against Reserves	Reserve Balance September 30, 2004
Whitbread	$729	$12	$—	$741	$(2)	$—	$739
Other	199	73	(101)	171	1,972	(114)	2,029
Total	$928	$85	$(101)	$912	$1,970	$(114)	$2,768

	Reserve Balance January 1, 2003	Additions/ Adjustments To Reserve	Costs Applied Against Reserves	Reserve Balance June 30, 2003	Additions/ Adjustment To Reserve	Costs Applied Against Reserves	Reserve Balance September 30, 2003
Whitbread	$614	$—	$—	$614	$—	$—	$614
Other	432	185	(356)	261	33	(98)	196
Total	$1,046	$185	$(356)	$875	$33	$(98)	$810

NOTE 8.	INCOME TAXES

The Company has net income, but no provision for income taxes, for the three and nine months ended September 30, 2004 due to utilization of net operating loss carryforwards.

In preparing its financial statements, the Company estimates income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred income tax assets and liabilities. In addition, as of September 30, 2004, the Company had net operating loss carryforwards (“NOLs”) of $45.0 million, of which approximately $42.6 million are subject to annual limitations resulting from the change in control provisions in Section 382 of the Internal Revenue Service Code. These NOLs begin to expire in 2009. Additionally, the Company has approximately $1.2 million in income tax deductions related to stock option exercises, the tax effect of which will be reflected as a credit to additional paid-in capital when realized. A valuation allowance is recorded to reduce net deferred income tax assets to the amount that is more likely than not to be realized. Based on its history of losses, the Company recorded a valuation allowance as of September 30, 2004, equal to the full amount of net deferred income tax assets including those related to NOLs.

NOTE 9.	MAY 2004 PRIVATE PLACEMENT

In May 2004, the Company completed a private placement of 1,151,209 shares of common stock for aggregate consideration of $10.0 million, or $8.70 per share. A portion of the proceeds from the private placement was used to finance TurboChef’s acquisition of Enersyst (see Note 3) with the remainder to be used for working capital and other general corporate purposes.

NOTE 10.	PREFERRED STOCK

On October 28, 2003 the Company completed a private placement of 2,132,650 shares of its new Series D Convertible Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”) to OvenWorks, LLLP (“OvenWorks”) and to certain other investors for whom OvenWorks served as nominee. At the time of issuance, the shares of Series D Preferred Stock issued in the private placement were convertible into an aggregate of 14,217,666 shares of the Company’s common stock. Until July 19, 2004, the Company did not have sufficient shares of authorized but unissued common stock to permit conversion of all of the shares of Series D Preferred Stock and, as a result, the Company recorded $12.6 million; the aggregate consideration paid for such shares, as mezzanine equity. On July 19, 2004, the Company filed an amendment to its Restated Certificate of Incorporation, as previously amended, to increase the number of authorized shares of its common stock, par value $.01 per share, from 50,000,000 shares to 100,000,000 shares pursuant to approval of the stockholders. Since there is now sufficient authorized, unissued common stock to permit conversion of all of the Series D Preferred Stock, the Company has now reclassified the mezzanine equity to stockholders’ equity. As of September 30, 2004, 65,000 shares of the Series D Preferred Stock were converted into 433,333 shares of the Company’s common stock. Further, as of October 28, 2004 all remaining shares of the Series D Preferred Stock had been converted into 13,784,333 shares of the Company’s common stock.

NOTE 11.	COMMITMENTS AND CONTINGENCIES

LONG-TERM CONTRACTS

The Company is party to a manufacturing agreement with the Shandong Xiaoya Group, Ltd. (“Xiaoya”) in China under which Xiaoya has the exclusive manufacturing rights for one of the Company’s current oven models. Under the terms of the agreement, the Company committed to minimum purchases of approximately $250,000 per month and to purchase certain component parts supplied to Xiaoya for use in the ovens. This contract expired in July 2004. The Company is currently negotiating the terms of a renewal but continues to operate under the agreement’s general terms on a month-to-month basis.

On March 8, 2004, the Company announced that it had reached an agreement with the Subway restaurant system to be the exclusive supplier of speed cook ovens to more than 20,000 Subway franchisees worldwide. Delivery of ovens to Subway restaurants in the U.S., Canada and Puerto Rico commenced under a pilot program during the second quarter of 2004 and the system-wide roll-out began in the third quarter of 2004. The Company has entered into an agreement with a domestic contract manufacturer for the production of these ovens.

LEGAL PROCEEDINGS

TurboChef filed for arbitration against Maytag in Dallas, Texas, on February 2, 2001, in connection with a series of contracts for research, development and commercialization of certain technology through a joint, strategic relationship. After a stay of proceedings pending settlement discussions, TurboChef’s third amended claim was submitted on May 6, 2004. It includes claims for substantial damages for Maytag’s breach of the contracts between the parties and for specific performance of those contracts, fraud, theft of trade secrets, breach of fiduciary duty, usurpation of corporate opportunity, correction of inventorship, punitive damages and attorneys fees. It also seeks an injunction and equitable assignment of ownership requiring Maytag to return all rights in intellectual property owned by TurboChef under the parties’ agreements. Maytag has not responded to TurboChef’s third amended claim. However, Maytag has made certain counterclaims in the Texas arbitration in response to TurboChef’s second amended claim on July 17, 2002, and is seeking in excess of $35 million in damages under its counterclaims. The arbitrators and the parties have agreed to begin the final hearing on TurboChef and Maytag’s claims on May 30, 2005. Management believes that Maytag’s Texas claims are without merit and intends to vigorously defend against Maytag’s allegations.

Maytag has also initiated an arbitration proceeding in Boston, claiming damages in an amount in excess of $1.3 million for failure to pay for ovens. TurboChef has filed its counterclaim alleging that Maytag breached its warranty and committed fraud and that TurboChef has been damaged in an amount in excess of $1.5 million. Management believes Maytag’s Boston claims are without merit, and it intends to vigorously defend against Maytag’s allegations.

Maytag also filed suit against the Company in May 2002 in a federal district court in Iowa seeking unspecified damages for various claims. The court has stayed the claims pending final resolution of the claims in the Texas arbitration.

The parties had since January 2003 agreed to stay the proceedings in Dallas and Boston pending the outcome of settlement negotiations. In March 2004, the Company notified Maytag that negotiations had not produced an acceptable offer of settlement and the Company would, therefore, proceed with arbitration. Since that time, the parties have agreed to a scheduling order that contemplates a hearing in the Boston arbitration sometime after the hearing on the Texas arbitration, in 2005. The outcome of any litigation or arbitration is uncertain, and an unfavorable outcome could have a material adverse effect on the Company’s operating results and future operations. Since the outcomes of the arbitration proceedings are uncertain, no adjustments have been made to the financial statements.

NOTE 12.	REVENUE BY GEOGRAPHIC AREA AND CUSTOMER CONCENTRATIONS

The Company currently derives primarily all its revenues from the sale of ovens. The Company does not have significant assets outside of the United States. Revenues by geographic region for the three and nine months ended September 30 are as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
North America	$30,676	$407	$32,988	$1,582
Europe and Asia	330	100	1,384	1,246
Totals	$31,006	$507	$34,372	$2,828

The Company is generally subject to the financial condition of commercial food service operators and related equipment providers; however, management does not believe that there is significant credit risk with respect to trade receivables. For the three and nine months ended September 30, 2004, 94% and 87% of the Company’s sales were made to one customer, respectively. For the three and nine months ended September 30, 2003, 12% and 38% of the Company’s sales were made to one and two customers, respectively.

NOTE 13.	SUBSEQUENT EVENTS

The Company is currently negotiating a $10.0 million revolving credit facility with Bank of America. The facility is intended to provide stand-by credit availability to the extent of the borrowing base, as defined in the agreement. The Company expects to execute the credit agreement early in the first quarter of 2005.

In October 2004, the remaining 2,067,650 shares of Series D Preferred Stock were converted into 13,784,333 shares of the Company’s common stock.

On November 5, 2004, the Company settled the Whitbread liability for £150,000 (or approximately $280,000).

On November 30, 2004, the Company’s majority stockholder approved a one-for-three reverse stock split. The reverse stock split became effective December 27, 2004, upon the filing of an amendment to our Restated Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of TurboChef Technologies, Inc.

We have audited the balance sheet of TurboChef Technologies, Inc. as of December 31, 2003, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly in all material respects, the financial position of TurboChef Technologies, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Company restated its financial statements for the year ended December 31, 2003.

/s/ Ernst & Young LLP

Atlanta, Georgia
November 15, 2004; except
    Note 17 as to which
    the date is
    December 27, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
TurboChef Technologies, Inc.
Dallas, Texas

We have audited the accompanying balance sheet of TurboChef Technologies, Inc. as of December 31, 2002, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TurboChef Technologies, Inc. as of December 31, 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2, the Company’s recurring losses from operations, default on certain of its debts and its continued dependence on access to external financing and need for additional sales raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1, the Company restated its consolidated financial statements for the year ended December 31, 2002.

/s/ BDO Seidman, LLP

Dallas, Texas
March 15, 2003 except as to Note 1 of the
Notes to Financial Statements which is as of
November 18, 2004

TURBOCHEF TECHNOLOGIES, INC.
BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31,
	2003	2002
	(As restated) (Note 1)	(As restated) (Note 1)
Assets
Current assets:
Cash and cash equivalents	$8,890	$629
Accounts receivable, net of allowance of $219 and $169, respectively	515	1,682
Other receivables, net	8	735
Inventory	1,470	1,954
Prepaid expenses	290	79
Total current assets	11,173	5,079
Property and equipment, net	101	170
Other assets	157	138
Total assets	$11,431	$5,387

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$314	$1,113
Other payables	1,445	1,445
Accrued expenses	1,128	870
Notes payable	380	1,359
Deferred revenue	1,366	813
Accrued warranty and upgrade costs	928	1,046
Total current liabilities	5,561	6,646

Commitments and contingencies

Convertible, redeemable preferred stock	12,605	—

Stockholders’ equity (deficit):
Preferred stock, $1 par value, authorized 5,000,000 shares, issued 30,000 shares at December 31, 2002	—	2,430
Common stock, $.01 par value, authorized 50,000,000 shares, issued 8,491,339 and 6,352,842 shares at December 31, 2003 and 2002, respectively	85	64
Additional paid-in capital	55,630	46,640
Accumulated deficit	(61,956)	(47,412)
Notes receivable for stock issuances	(43)	(2,530)
Treasury stock — at cost 10,710 shares	(451)	(451)
Total stockholders’ deficit	(6,735)	(1,259)
Total liabilities and stockholders’ deficit	$11,431	$5,387

The accompanying notes are an integral part of these financial statements.

TURBOCHEF TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE DATA)

	Years Ended December 31,
	2003	2002	2001
	As Restated (Note 1)	As Restated (Note 1)

Revenues	$3,690	$5,655	$3,230
Costs and expenses:
Cost of goods sold	1,946	3,474	1,592
Research and development expenses	897	413	774
Selling, general and administrative expenses	6,523	8,481	6,890
Compensation and severance related to termination of former officers and directors	7,585	—	—
Total costs and expenses	16,951	12,368	9,256
Operating loss	(13,261)	(6,713)	(6,026)
Other income (expense):
Interest income	128	147	170
Interest expense and debt extinguishment costs	(1,105)	(226)	(195)
Gain on disposal of assets	—	—	12
Other (expense) income	(111)	108	8
	(1,088)	29	(5)
Net loss	$(14,349)	$(6,684)	$(6,031)
Preferred stock dividends	(195)	(270)	(305)
Beneficial conversion feature of Series D preferred stock	(12,605)	—	—
Beneficial conversion feature of Series B preferred stock	—	—	(380)
Net loss applicable to common stockholders	$(27,149)	$(6,954)	$(6,716)
Loss per common share — basic and diluted	$(3.99)	$(1.10)	$(1.24)
Weighted average number of common shares outstanding — basic and diluted	6,797,575	6,301,236	5,402,269

The accompanying notes are an integral part of these financial statements.

TURBOCHEF TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(IN THOUSANDS, EXCEPT SHARE DATA)

	Preferred Stock		Common stock		Additional paid-in capital	Accumulated deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2001	21,000	$2,100	5,242,808	$52	$35,983	$(33,742)

Net loss	—	—	—	—	—	(6,031)

Compensation expense	—	—	—	—	274	—
Interest on notes receivable for stock issuances	—	—	—	—	—	—
Issuance of preferred stock	30,000	2,430	—	—	—	—
Preferred stock dividend	—	—	—	—	—	(305)
Beneficial conversion of preferred stock	—	—	—	—	760	(380)
Issuance of warrants	—	—	—	—	615	—
Issuance of common stock	—	—	896,596	9	6,119	—
Balance, December 31, 2001	51,000	4,530	6,139,404	61	43,751	(40,458)

Net loss (as restated)	—	—	—	—	—	(6,684)

Compensation expense, primarily related to stock options granted for services	—	—	—	—	238	—
Notes receivable for stock issuances	—	—	—	—	—	—
Interest on notes receivable for stock issuances	—	—	—	—	—	—
Preferred stock dividend	—	—	—	—	—	(270)
Conversion of preferred stock to common stock	(21,000)	(2,100)	153,274	2	2,098	—
Issuance of warrants	—	—	—	—	72	—
Issuance of common stock	—	—	12,111	—	25	—
Preferred stock dividends paid through issuance of common stock	—	—	48,053	1	456	—
Balance, December 31, 2002 (as restated)	30,000	2,430	6,352,842	64	46,640	(47,412)

Net loss (as restated)	—	—	—	—	—	(14,349)

Compensation expense, primarily related to stock options granted for services	—	—	—	—	1,142	—
Cancellation of notes receivable for stock issuances	—	—	(280,000)	(3)	(1,677)	—
Interest on notes receivable for stock issuances	—	—	—	—	—	—
Beneficial conversion of Series D preferred stock	—	—	—	—	12,605	—
Deemed dividend for beneficial conversion feature	—	—	—	—	(12,605)	—
Conversion of preferred stock to common stock	(30,000)	(2,430)	931,217	9	2,421	—
Preferred stock dividends paid through issuance of common stock	—	—	257,899	3	393	(195)
Issuance of common stock for non-compete and release agreements	—	—	1,150,766	12	6,492	—
Other issuances of common stock			78,615	—	219	—
Balance, December 31, 2003 (as restated)	—	$—	8,491,339	$85	$55,630	$(61,956)

The accompanying notes are an integral part of these financial statements.

TURBOCHEF TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(IN THOUSANDS, EXCEPT SHARE DATA)

	Notes receivable for stock issuances	Treasury stock	Total stockholders’ equity
Balance, January 1, 2001	$(2,274)	$(451)	$1,668

Net loss	—	—	(6,031)

Compensation expense	—	—	274
Interest on notes receivable for stock issuances	(132)	—	(132)
Issuance of preferred stock	—	—	2,430
Preferred stock dividend	—	—	(305)
Beneficial conversion of preferred stock	—	—	380
Issuance of warrants	—	—	615
Issuance of common stock	—	—	6,128
Balance, December 31, 2001	(2,406)	(451)	5,027

Net loss (as restated)	—	—	(6,684)

Compensation expense	—	—	238
Notes receivable for stock issuances	8	—	8
Interest on notes receivable for stock issuances	(132)	—	(132)
Preferred stock dividend	—	—	(270)
Conversion of preferred stock to common stock	—	—	—
Issuance of warrants	—	—	72
Issuance of common stock	—	—	25
Preferred stock dividends paid through issuance of common stock	—	—	457
Balance, December 31, 2002 (as restated)	(2,530)	(451)	(1,259)

Net loss (as restated)	—	—	(14,349)

Compensation expense, primarily related to stock options granted for services	—	—	1,142
Cancellation of notes receivable for stock issuances	2,596	—	916
Interest on notes receivable for stock issuances	(109)	—	(109)
Beneficial conversion of preferred stock	—	—	12,605
Deemed dividend for beneficial conversion feature	—	—	(12,605)
Conversion of preferred stock to common stock	—	—	—
Preferred stock dividends paid through issuance of common stock	—	—	201
Issuance of common stock for non-compete and release agreements	—	—	6,504
Other issuances of common stock	—	—	219
Balance, December 31, 2003 (as restated)	$(43)	$(451)	$(6,735)

The accompanying notes are an integral part of these financial statements.

TURBOCHEF TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Years Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net loss (as restated)	$(14,349)	$(6,684)	$(6,031)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	264	530	454
Discount on convertible note	—	—	190
Non-cash interest on notes receivable from employees and directors	(109)	(132)	(132)
Non-cash interest and debt extinguishment costs on non-interest bearing promissory note	904	200	—
Non-cash compensation expense	7,995	110	49
Provision for doubtful accounts	101	99	(16)
Provision for uncollectible other receivables	735	—	—
Foreign exchange loss	117	—	—
Gain on disposal of assets	—	—	(12)
Changes in operating assets and liabilities:
Accounts receivable	1,109	(802)	456
Inventories	360	(280)	(507)
Prepaid expenses and other assets	(258)	(18)	255
Accounts payable	(809)	795	(1,375)
Accrued expenses (As Restated Note 1)	(11)	580	7
Deferred revenue (As Restated Note 1)	553	813	—
Net cash used in operating activities	(3,398)	(4,789)	(6,662)
Cash flows from investing activities:
Purchase of equipment and leasehold improvements, net	(33)	(113)	(172)
Cash flows from financing activities:
Proceeds from the sale of preferred stock, net	12,605	—	2,000
Issuance of convertible note	—	—	1,000
Proceeds from note payable	—	1,000	327
Payment of note payable	(1,000)	—	—
Payment of broker commission on the sale of common stock	—	(25)	—
Proceeds from the sale of common stock	—	—	6,049
Proceeds from the exercise of stock options	87	50	539
Repayments of notes receivable from employees	—	8	—
Net cash provided by financing activities	11,692	1,033	9,915
Net increase (decrease) in cash and cash equivalents	8,261	(3,869)	3,081
Cash and cash equivalents at beginning of year	629	4,498	1,417
Cash and cash equivalents at end of year	$8,890	$629	$4,498
Supplemental disclosures of noncash activities:
Noncash financing activity — beneficial conversion of preferred stock	$12,605	$—	$380
Noncash financing activity — conversion of preferred stock to common stock	$2,430	$2,100	$—
Noncash financing activity — conversion of note payable to preferred stock	$—	$—	$810
Noncash financing activity — interest on notes receivable from stock issuances	$109	$132	$132
Noncash financing activity — accrued preferred stock dividend	$—	$270	$305
Noncash financing activity — preferred stock dividends paid through the issuance of common stock	$396	$457	$—
Noncash investing activity — cancellation of note receivable for stock issuance	$2,596	$—	$—

The accompanying notes are an integral part of these financial statements.

TURBOCHEF TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1.	RESTATEMENT OF FINANCIAL STATEMENTS

In November 2004, the Company determined that its previously issued financial statements for the years ended December 31, 2003 and 2002 required restatement due to additional information that came to light during November 2004, indicating that there was an error resulting from an oversight in accounting for certain sales incentives offered by the Company in 2002.

In 2002, the Company sold 100 of its C-3 model ovens in Puerto Rico to franchisees of a major restaurant chain under a proposal that conditionally offered a cash rebate in connection with the future purchase of a Tornado oven, if and when a franchise-wide sale and roll-out of the Company’s Tornado model oven was completed. Also commencing in 2002 and continuing into 2003, sales of approximately 400 C-3 model ovens were made to certain other franchisees of the same restaurant chain. In connection therewith, the Company proposed a future exchange of those C-3 ovens for the Company’s Tornado model oven if and when a franchise-wide sale and roll-out of Tornado ovens was completed. At the time these incentives were offered, the Tornado oven was yet to be commercialized, the Company had no obligation to develop such an oven and no party had any obligation to proceed with a franchise-wide roll-out. These sales had been accounted for without a reduction of revenue for the estimated rebate liability and without a reduction of revenue and cost of goods sold for potential returns from the exchange offer. A franchise-wide roll-out of Tornado ovens began in July 2004, and current management determined that, irrespective of any contingencies associated with the Company’s ability to fulfill these offers, the implied rights of return in the exchange offer required deferral of the revenue recognition until the potential returns occur or can be reasonably estimated or the right expires and the rebate offer should have been recognized as a reduction of revenue at the time of the underlying sales transactions. Accordingly, current management concluded that the Company’s financial statements should be restated to reflect these changes. The following table reflects the impact of the restatement on the relevant captions from the Company’s financial statements as of and for the years ended December 31, 2003 and 2002.

Changes to Statements of Operations

	Year Ended December 31, 2003			Year Ended December 31, 2002
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(In thousands, except per share data)
Statement of Operations Revenue	$4,340	$(650)	$3,690	$7,996	$(2,341)	$5,655
Cost of revenue	2,338	(392)	1,946	4,715	(1,241)	3,474
Total costs and expenses	17,343	(392)	16,951	13,609	(1,241)	12,368
Operating loss	(13,003)	(258)	(13,261)	(5,613)	(1,100)	(6,713)
Net loss	(14,091)	(258)	(14,349)	(5,584)	(1,100)	(6,684)
Loss available to common stockholders	$(26,891)	$(258)	$(27,149)	$(5,854)	$(1,100)	$(6,954)
Loss per share available to common stockholders	$(3.96)	$(0.03)	$(3.99)	$(0.93)	$(0.17)	$(1.10)

Changes to Balance Sheet

	As of December 31, 2003			As of December 31, 2002
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Balance Sheet
Accrued expenses	$841	$287	$1,128	$583	$287	$870
Deferred revenue	295	1,071	1,366	—	813	813
Total current liabilities	4,203	1,358	5,561	5,546	1,100	6,646
Accumulated deficit	(60,598)	(1,358)	(61,956)	(46,312)	(1,100)	(47,412)
Total stockholders’ deficit	(5,377)	(1,358)	(6,735)	(159)	(1,100)	(1,259)

The restatement did not result in any changes to cash and cash equivalents as of December 31, 2003 and 2002 or any changes to the net cash flows from operations, investing or financing activities in the Statement of Cash Flows for the year ended December 31, 2003 and 2002 although it did impact certain components of net cash flow from operations.

As a result of the adjustments discussed above, modifications were required to previously filed footnotes as follows: Note 2, Note 3, Note 5, Note 9, Note 15 and Note 16.

NOTE 2.	NATURE OF OPERATIONS AND GENERAL

TurboChef Technologies, Inc. (“the Company”) was incorporated in the State of Kansas on April 3, 1991 and changed its domicile to the State of Delaware on August 16, 1993. The Company is engaged in designing, developing and marketing its proprietary rapid cook technologies. The Company’s primary markets are with commercial food service operators throughout North America, the United Kingdom, Europe and Asia. Management believes that the Company operates in one primary business segment.

TurboChef’s capital requirements in connection with its product and technology development and marketing efforts have been and will continue to be significant. Since its inception, the Company has incurred significant operating losses. As shown in the financial statements, the Company incurred a net loss applicable to common stockholders of $27.1 million for 2003 and has an accumulated deficit of $62.0 million as of December 31, 2003.

As of December 31, 2002, and through much of 2003, the Company had been unable to raise the necessary capital to continue normal business operations and expand the Company’s operations. The Company’s working capital as of December 31, 2002 and during much of 2003 was severely limited and the Company delayed payments to critical suppliers of parts, delayed purchases of ovens and extended other accounts payables to preserve cash. As of December 31, 2002, the Company required additional financing to support operations and, in the event the Company’s cash position did not improve, the Company might not have been able to meet its critical obligations. Taken together as of December 31, 2002, these factors impacted the Company’s ability to operate as a going concern as of that date. As a result of these conditions, the independent registered public accounting firm’s report on the Company’s financial statements for the year ended December 31, 2002 contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

In October 2003, the Company received $12.6 million net proceeds from the sale of preferred stock in a private placement (Note 10). In March 2004, the Company announced that it had been selected as the exclusive worldwide supplier of rapid cook ovens to one of the world’s largest quick service restaurant franchises (Note 4). Management believes that the working capital provided by the private placement and the cash flows from this major new agreement enable the Company to adequately fund its operations and growth.

NOTE 3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the application of certain accounting policies described below and elsewhere in the notes to the financial statements.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts owed to the Company for the sale of its products in the normal course of business. Accounts receivable consist of monies owed in US Dollars, British Pounds and Euros. Accounts receivable originally denominated in British Pounds and Euros are translated into US Dollars with a transaction gain or loss recorded at such time. Accounts receivable is reported net of allowance for doubtful accounts. Additions to the allowance are based on ongoing credit evaluations of customers and general credit experience has been within the range of management’s expectations.

Inventories

Inventories are valued at the lower of cost or market and primarily consist of ovens (finished goods) and parts for use in production or as replacements. The Company determines cost for ovens by the specific cost method. Freight costs are included in costs of goods sold. Ovens used for demonstration and testing are generally depreciated over a one-year period. Depreciation for demonstration ovens was $124,000, $183,000 and $91,000 for the years ended December 31, 2003, 2002 and 2001 respectively. Inventory consists of the following at December 31:

	2003	2002
	(In thousands)
Finished goods — ovens	$371	$1,135
Demonstration inventory, net	70	124
Parts inventory, net	1,029	695
	$1,470	$1,954

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets and accelerated methods for income tax purposes. Computer equipment is generally depreciated over a three-year period. All other property and equipment are generally depreciated over a five-year period.

Deferred Revenue

Deposits received from customers for future purchases of cooking systems and any other amounts received in advance of completion of the earning process is recorded as deferred revenue. Deferred revenue amounts will be recognized when the cooking systems are delivered and/or installed for the customer as required by the specific nature of the sales transaction. The Company deferred revenue of approximately $650,000 and $2.1 million and cost of revenue of approximately $400,000 and $1.2 million related to ovens sold in 2003 and 2002, respectively, to franchisees of a major restaurant chain under a proposal which offered a future exchange for a new oven contingent on completion of a franchise-wide sale and roll-out of the new ovens.

Other Assets

Other assets consist primarily of capitalized patent costs, which include outside legal fees incurred in the registration of the Company’s patents. These costs are amortized over their economic lives, ranging from four to ten years. Amortization of other assets was $28,000, $24,000 and $34,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Research and Development Expenses

Research and development expenses consist of salaries and other related costs incurred for personnel and departmental operations in planning, design and testing of the rapid cook ovens. Research and development expenditures are charged to operations as incurred.

Product Warranty

The Company’s ovens are warranted against defects in material and workmanship for a period of one year. Anticipated future warranty costs are estimated, based upon historical expenses, and are recorded in the period cooking systems are sold. Periodically, the Company’s warranty reserve is reviewed to determine if the reserve is sufficient to cover estimated repair costs associated with the remaining ovens under warranty. At this time, the Company believes that, based upon historical data, the current warranty reserve is sufficient to cover the costs associated. If warranty costs trend higher, the Company would need to recognize a higher initial reserve as well as adjust the estimated amounts necessary to cover all ovens remaining under warranty. Any such additional reserves would be charged to cost of goods sold.

Revenue Recognition

Revenue is recognized when substantially all obligations relating to a sale are completed. If the terms of a sale require installation, the revenue cycle is substantially complete after installation has occurred, accordingly, in such cases revenue is recognized once the installation is complete. For sales where the customer has assumed the installation responsibility or for sales to designated agents, substantially all obligations are complete at the time of shipment to the customer or the customer’s designated agent. Revenue for the sale of replacement parts, ceramic platters, cooking utensils and proprietary oven cleaner is recorded upon shipment to the customer. Reserves for sales returns and allowances are recorded in the same accounting period as the related revenues and are not significant as of December 31, 2003 and 2002. The Company deferred revenue of approximately $650,000 and $2.1 million and cost of revenue of approximately $400,000 and $1.2 million related to ovens sold in 2003 and 2002, respectively, to franchisees of a major restaurant chain under a proposal which offered a future exchange for a new oven contingent on completion of a franchise-wide sale and roll-out of the new ovens.

Cost of Goods Sold

Cost of goods sold is calculated based upon the actual cost of the oven, the cost of any accessories supplied with the oven, an allocation of cost for delivery, duties and taxes for the importation of the oven and a reserve for warranty. Cost of sales does not include any cost allocation for administrative and support services required to deliver or install the oven or an allocation of costs associated with the quality control of the Company’s contract manufacturer. These costs are recorded within selling, general and administrative expenses.

Shipping and Handling Costs

Costs related to the shipment of products to customers are included in cost of goods sold.

Advertising Expenses

Advertising and promotion costs are expensed as incurred and amounted to nil, $30,000 and $5,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Foreign Exchange

During the years ended December 31, 2003 and 2002, approximately 43% and 37%, respectively, of the Company’s revenues were derived from sales outside of the United States. These sales and subsequent accounts receivable, the salaries of employees located outside of the United States and approximately 12% of selling, general and administrative expenses are denominated in foreign currencies, principally British Pounds and Euros. The Company is subject to risk of financial loss resulting from fluctuations in exchange rates of these currencies against the US dollar. In addition, trade terms with customers outside of the United States are longer than with customers inside of the United States, which increases the potential of foreign exchange gains or losses. At this time, the Company does not engage in any hedging activities.

Income Taxes

The Company accounts for income taxes using the liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date. The Company recognizes and adjusts the deferred tax asset valuation allowance based on judgments as to future realization of the deferred tax benefits supported by demonstrated trends in the Company’s operating results.

Reverse Stock Split

All share and per share data has been retroactively restated to reflect the one-for-three reverse stock split (see Note 17).

Loss Per Common Share

Basic net loss per common share is computed by dividing net loss, plus the dividends and dividend equivalents on preferred stock, by the weighted average number of common shares outstanding. For the years ended December 31, 2003, 2002 and 2001, net loss applicable to common stockholders is as follows:

	2003	2002	2001
	(In thousands)
Net loss (as restated)	$(14,349)	$(6,684)	$(6,031)
Beneficial conversion of preferred stock	(12,605)	—	(380)
Preferred stock dividends	(195)	(270)	(305)
Net loss applicable to common stockholders (as restated)	$(27,149)	$(6,954)	$(6,716)

Diluted net loss per common share is computed by dividing net loss, adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potentially dilutive securities. For the years ended December 31, 2003, 2002 and 2001, potentially dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share. For the year ended December 31, 2003, the potentially dilutive securities include options and warrants, which are convertible into 3,734,897 shares of common stock and 2,132,650 of convertible preferred stock, which was convertible into 14,217,667 shares of common stock dependent upon the Company’s ability to secure shareholder approval to increase the number of authorized common shares. For the year ended December 31, 2002, the potential dilutive securities included 2,818,232 shares for options and warrants and 931,217 shares attributable to convertible preferred stock. For the year ended December 31, 2001, the potential dilutive securities include 1,995,659 shares for options and warrants and 1,102,039 shares attributable to convertible preferred stock.

Stock-Based Employee Compensation

The Company accounts for its stock-based employee compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related technical interpretations. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation requires companies that elect not to account for stock-based compensation as prescribed by that statement to disclose, among other things, the pro forma effects on operations as if SFAS No. 123 had been adopted. SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure provides for alternative methods of transitioning to SFAS No. 123. It also amends the disclosure provisions of SFAS No. 123 and APB No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The amendment of disclosure requirements of APB Opinion No. 28 is effective for interim periods beginning after December 15, 2002. The Company will continue to use the intrinsic value method of accounting for stock-based compensation as allowed by SFAS No. 148 and make the appropriate disclosures. Accordingly, no compensation expense is recognized for fixed option plans because the exercise prices of employee stock options equals or exceeds the market value of the underlying stock on the dates of grant.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information, based on the options held by the Company’s employees, is as follows:

	2003	2002	2001
	(In thousands except per share amounts)
Net loss applicable to common stockholders, as reported (as restated)	$(27,149)	$(6,954)	$(6,716)
Deduct: Employee stock-based compensation income (expense), net of forfeitures	1,749	(1,344)	(747)
Pro forma net loss applicable to common stockholders (as restated)	$(25,400)	$(8,298)	$(7,463)
Net loss applicable to common stockholders per share — basic and diluted:
As reported (as restated)	$(3.99)	$(1.10)	$(1.24)
Pro forma (as restated)	$(3.74)	$(1.32)	$(1.38)

The per share weighted-average fair value of stock options granted during 2003, 2002 and 2001 was $4.71, $2.91 and $5.01, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: For 2003, a risk-free interest rate, ranging from 3.65% to 4.31%; expected life, ranging from one to three years; expected dividend yield 0%; and volatility, ranging from 51% to 174%. For 2002, a risk-free interest rate, ranging from 4.24% to 5.22%; expected life, ten years; expected dividend yield 0%; and volatility, 40%. For 2001, a risk-free interest rate, ranging from 4.25% to 5.30%; expected life, ten years; expected dividend yield, 0%; and volatility, 41%.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates reflected in these financial statements include the beneficial conversion feature applicable to the Company’s issuance of convertible preferred stock, accrued expenses and valuation of stock-based compensation.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, note receivable from employees and directors, accounts payable, accrued expenses, and note payable approximates fair value due to the short maturity of these instruments. The fair value of the mezzanine equity represented by convertible, redeemable preferred stock approximates its carrying value at December 31, 2003 based on the value of the consideration paid and the conversion and redemption terms as outlined in the certificate of designations for this instrument.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated sales expenses. Management believes no impairment exists as of December 31, 2003.

Reclassifications

Certain amounts in prior period financial statements have been reclassified to conform to current year presentation.

New Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, which amended SFAS No. 123. The Standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, the Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Statement is effective for financial statements with fiscal years ending after December 15, 2002. In compliance with SFAS 148, the Company has elected to continue to follow the intrinsic value method in accounting for our stock-based employee compensation arrangements as defined by APB Opinion No. 25 and will make the applicable disclosures.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (“FIN No. 46”). FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity, to decide whether to consolidate that entity for financial reporting purposes. The Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Interpretation applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Adoption of this Standard did not have a material effect on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS No. 150 did not materially impact the Company’s results of operations or financial position and SFAS No. 150 does not impact the Series D Preferred Stock as it is not mandatorily redeemable.

NOTE 4.	LONG-TERM CONTRACTS

In the second quarter of 2000, the Company entered into a manufacturing agreement with the Shandong Xiaoya Group, Ltd. (“Xiaoya”) in China in which Xiaoya was granted the exclusive manufacturing rights for the Company’s current oven. In March 2002, the Company agreed to purchase 5,000 ovens from Xiaoya over a seventeen-month period. In December 2002, this purchase requirement was extended for an additional 12 months to August 2004 and the purchase minimum reduced to 200 ovens per month. Contemporaneously with the October 2003 private placement, the Company entered into a Settlement, Release Agreement and Third Amendment to its manufacturing agreement with Xiaoya to resolve potential claims and further reduce the monthly purchase commitment. Pursuant to this agreement the Company made a payment in full satisfaction of all amounts then due to Xiaoya. In exchange, Xiaoya agreed to release the Company from any claims Xiaoya may have had as of the signing of the agreement and reduced the Company’s monthly minimum purchase requirement of ovens to a level more in line with near-term sales expectations. Under the present terms of the agreement, the Company is committed to minimum purchases of approximately $250,000 per month. In addition, in connection with the manufacturing agreement the Company is required to use working capital to purchase certain component parts supplied to Xiaoya for use in the ovens.

On March 8, 2004, the Company announced that it had reached agreement with Subway Restaurants to be the exclusive supplier of rapid cook ovens to more than 20,000 Subway® franchisees worldwide. TurboChef expects to start delivering ovens to Subway® restaurants in the U.S. during the second quarter of 2004. The Company has also entered into an agreement with a domestic contract manufacturer for production of these ovens.

NOTE 5.	CONCENTRATION OF BUSINESS RISKS

The Company is generally subject to the financial well being of the business of commercial food service operators and related equipment; however, management does not believe that there is significant credit risk with respect to trade receivables. For the year ended December 31, 2003, 19% of the Company’s sales were made to one customer. For the years ended December 31, 2002 and 2001, respectively, 22% and 35% of the Company’s direct sales were made to one customer.

NOTE 6.	DEBT

In January 2003, Maytag obtained a summary judgment against TurboChef in the amount of $359,372 related to debt arising from a 2001 purchase of oven and parts inventory. The note, which bore interest at the prime rate plus 2%, was not paid according to its terms, has been in default since November 2002 and is recorded as a liability as of December 31, 2003 in the amount of approximately $380,000 including estimated additional interest. In March 2004, the Company remitted to Maytag payment for the summary judgment and estimated additional interest. In addition, the Company had $1.4 million of other payables on its balance sheets at December 31, 2003 and 2002 related to amounts due to Maytag for parts purchases. The Company believes that ultimately these obligations will be incorporated into resolution of the litigation issues between the parties which are now under arbitration (Note 14).

In July 2002, the Company issued a non-interest bearing promissory note in the amount of $1.0 million to Grand Cheer Company Limited (“Grand Cheer”), a principal stockholder of the Company, which was secured by proceeds from the future sale of 350 ovens. All of the ovens were sold and the cash was received but no payment was made to Grand Cheer. The note was due on October 15, 2002. The note provided that if the Company did not repay the note in full by October 15, 2002, all remaining unvested warrants for the purchase of the Company’s common stock (222,222 warrants) previously issued to Grand Cheer would immediately vest. In connection with the issuance of the note, the Company incurred a non-cash finance charge of $200,000 which was payable by offsetting the exercise price of the 333,333 warrants previously issued to Grand Cheer upon its purchase of the Company’s Series B Convertible Preferred Stock.

Contemporaneously with the October 2003 private placement (Note 10), the Company entered into a Settlement and Release Agreement with Grand Cheer to resolve claims relating to the note. In connection therewith, Grand Cheer (i) exercised its rights to convert all of its shares of the Company’s Series B Convertible Preferred Stock, plus all accrued and unpaid dividends thereon, into 674,995 shares of the Company’s Common Stock and (ii) agreed to reduce from 333,333 to 266,667 the number of shares of the Company’s common stock issuable upon exercise of Grand Cheer’s warrants. The Company agreed to pay Grand Cheer $1.2 million in cash from the proceeds of the sale of its Series D preferred stock to settle its obligations under the note and issue Grand Cheer 217,429 shares of its Common Stock. Grand Cheer also entered into a voting agreement granting its irrevocable proxy with respect to certain transactions to the investor in the private placement. The $1.1 million fair value of the aggregate consideration in the exchange in excess of the face value of the obligation was recorded as interest and debt extinguishment costs in the 2003 statement of operations.

NOTE 7.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2003	2002
	(In thousands)
Leasehold improvements	$235	$235
Furniture and fixtures	685	685
Equipment	345	302
	1,265	1,222
Less accumulated depreciation	(1,164)	(1,052)
	$101	$170

Depreciation expense was $112,000, $323,000 and $315,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 8.	ACCRUED WARRANTY AND UPGRADE COSTS

The Company generally provides a one-year parts and labor warranty on its ovens. Provisions for warranty claims are recorded at the time products are sold and are reviewed and adjusted periodically by management to reflect actual and anticipated experience.

In September 1999, the Company entered into an agreement to upgrade and warranty 262 ovens installed for Whitbread. The Company received approximately $1.4 million from Whitbread to complete the upgrade and provide a three-year extended warranty to each of the ovens. The oven upgrades included design changes that were to substantially increase the life and durability of the ovens. These upgrades were completed in February 2000. The $1.4 million had been used to offset expenses relating to the upgrade and warranty as incurred. Through 2000, the Company incurred $1.7 million for expenses in excess of payments from Whitbread, relating to the completion of the upgrade and repairs during the remainder of the warranty period. No additional costs have been incurred since 2000. In February 2002, the Company and Whitbread entered into a new agreement to terminate the September 1999 upgrade and extended warranty agreement. Under the new agreement, TurboChef was required to pay Whitbread £460,000 (approximately $670,000) plus VAT (value added tax) over a 24-month period. In return, Whitbread would release TurboChef from its obligation to continue its warranty. On signing the agreement, TurboChef made an initial payment to Whitbread of £50,000 (approximately $72,000) plus VAT and committed to pay £15,000 (approximately $22,000) plus VAT per month for the next 24 months, with a final payment of £50,000 plus VAT due the final month. Upon entering into this agreement, the Company recorded an adjustment to reduce the warranty liability by $190,000, the amount by which the amount of the warranty liability related to Whitbread exceeded the amount to be paid under the agreement. The Company has not made any payments since November 2002 and is currently in default of the agreement. As a result of the default, an estimated warranty liability of $190,000 was recorded as of December 31, 2002. Other than a provision for the estimated effects of exchange, there was no activity in the Company’s liability related to the Whitbread agreement in 2003.

An analysis of changes in the liability for product warranty claims, including amounts related to Whitbread (as adjusted for the impact of foreign exchange), is as follows for the years ended December 31:

	2003	2002	2001
	(In thousands)
Whitbread:
Balance at beginning of year	$612	$670	$871
Provision for warranties	—	—	—
Warranty expenditures	—	(248)	(11)
Adjustments	—	190	(190)
Currency fluctuations	117	—	—
Balance at end of year	729	612	670
Other:
Balance at beginning of year	434	368	20
Provision for warranties	274	290	476
Warranty expenditures	(509)	(224)	(128)
Balance at end of year	199	434	368
Total:
Whitbread	729	612	670
Other	199	434	368
Balance at end of year	$928	$1,046	$1,038

NOTE 9.	INCOME TAXES

The following is a reconciliation of the provision (benefit) for income taxes at the U.S. federal income tax rate to the income taxes reflected in the statements of operations for the years ended December 31:

	2003	2002	2001
	(In thousands)
Expected income tax benefit (as restated)	$(4,879)	$(2,273)	$(2,050)
Other	2	(20)	144
Changes in deferred income tax asset valuation allowance (as restated)	4,877	2,293	1,906
Benefit for income taxes	$—	$—	$—

The components of the Company’s net deferred tax assets were as follows:

	December 31
	2003	2002
	(In thousands)
Deferred income tax assets:
Warranty reserves	$315	$291
Deferred revenue (as restated)	364	276
Basis difference of other current assets (as restated)	278	233
Total current deferred income tax assets	957	800
Net operating loss carryforwards	17,031	13,430
Basis difference of intangible assets	1,349	—
Research and development credit carryforwards	245	245
Basis difference of other long-term assets	42	272
Total non-current deferred income tax assets	18,667	13,947
Total gross deferred income tax assets	19,624	14,747
Less deferred income tax asset valuation allowance (as restated)	(19,624)	(14,747)
Net deferred income tax assets	$—	$—

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the historical operating results of the Company, management is unable to conclude on a more likely than not basis that the deferred income tax assets will be realized. Accordingly, the Company recorded a valuation allowance equal to 100% of the net deferred income tax assets at December 31, 2003 and 2002, respectively.

At December 31, 2003, the Company has net operating loss carryforwards for federal income tax purposes of $50.1 million, which may be used against future taxable income, if any, and which expire in years 2009 to 2023. Additionally, the Company has $220,000 in income tax deductions related to stock option exercises the tax effect of which will be reflected as a credit to additional paid-in capital when realized. In October 2003 a change in ownership took place (Note 10), which for income tax purposes under Internal Revenue Code Section 382, limits the annual utilization of approximately $42.6 million of these carryforwards and could cause some amount of the carryforwards to expire before they are utilized.

The Company also has research and development credit carryforwards of approximately $245,000, which may be used to offset future federal tax liability, if any. Such credit also may be subject to limitations.

NOTE 10.	PRIVATE PLACEMENT OF SERIES D PREFERRED STOCK AND RELATED EVENTS

On October 28, 2003, the Company completed a private placement of 2,132,650 shares of its new Series D Convertible Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”) to OvenWorks, LLLP (“OvenWorks”) and to certain other investors for whom OvenWorks served as nominee. At the time of issuance, the shares of Series D Preferred Stock issued in the private placement were convertible into an aggregate of 14,217,667 shares of the Company’s common stock, which represented approximately 58% of the Company’s total equity on a fully diluted, as converted basis (i.e. assuming that all outstanding options, warrants and other rights for the purchase of common stock would have been exercised, and all outstanding shares of all series of the Company’s preferred stock, including the Series D Preferred Stock, would have been converted into common stock). Net proceeds to the Company of $12.6 million have and will be used to satisfy existing obligations and to fund the Company’s working capital needs, including product development and manufacturing, sales and marketing and other general corporate purposes.

OvenWorks is a newly formed Georgia limited liability limited partnership of which Oven Management, Inc., a Georgia corporation controlled by Richard E. Perlman, serves as the general partner. OvenWorks’ funding for purchase of the Series D Preferred Stock was obtained through the sale of interests in OvenWorks, LLLP to individual investors.

In connection with the private placement, Jeffrey B. Bogatin and Donald J. Gogel resigned from their board and officer positions with the Company. The Company appointed new officers and directors.

Shares of the Series D Preferred Stock rank senior to all other classes of stock of the Company as to liquidation, dividends, redemption and other payments or distributions. Holders of Series D Preferred Stock also have redemption rights (to the extent they are unable to convert all or part of their shares to common stock of the Company at December 31, 2004), preemptive rights, and demand and piggy-back registration rights with respect to their shares. Holders of Series D Preferred Stock are entitled to vote as a class in connection with certain matters, are generally entitled to vote together with the holders of the Company’s common stock on an as converted basis, and are also entitled to elect two-thirds of the members of the Company’s Board of Directors.

At December 31, 2003, the Company did not have enough shares of authorized but unissued common stock to permit conversion of all of the shares of Series D Preferred Stock. Accordingly, the Series D Preferred Stock is considered redeemable preferred stock until a formal proxy statement is filed to approve the authorization of additional shares of the Company’s common stock. Therefore, the Company has recorded $12.6 million; the aggregate consideration paid for such shares, as mezzanine equity.

The shares of Series D Preferred Stock are immediately convertible, and such shares also have beneficial conversion characteristics. In accordance with the guidance of Emerging Issues Task Force No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the Company recorded $12.6 million as a deemed dividend representing the estimated value of the beneficial conversion feature.

In connection with the private placement, Messrs. Bogatin and Gogel agreed to a general 18-month prohibition on the transfer of their shares of capital stock of the Company, and to a right of first refusal in favor of the Company and OvenWorks, subject to a monthly trading allowance based on the average daily trading volume of the Company’s common stock. Messrs. Bogatin and Gogel also entered into voting agreements pursuant to which they agreed to vote all their shares of the Company’s common stock in favor of, among other things, any proposal to amend the Company’s Certificate of Incorporation to increase the amount of the Company’s authorized capital stock. Mr. Gogel exercised his right to convert all of his shares of the Company’s Series C Preferred Stock, plus all accrued and unpaid dividends thereon, into 267,855 shares of the Company’s common stock. Messrs. Bogatin and Gogel also have each entered into a non-competition agreement and a release agreement in favor of the Company in consideration for which Messrs. Bogatin and Gogel received an aggregate of 811,111 and 122,223 shares of the Company’s common stock, respectively. The $5.6 million fair value of the shares issued for the non-compete agreements and the release agreements is deemed compensation with no benefit to future periods and is included in compensation and severance related to termination of former officers and directors in the statement of operations for the year ended December 31, 2003.

Prior to the private placement, Messrs. Bogatin and Gogel agreed to the termination of all of their outstanding options to purchase the Company’s common stock. Additionally, the Company agreed to cancel the obligations of Messrs. Bogatin and Gogel to pay the Company $2.0 million and $100,000, respectively, under certain promissory notes delivered by them to the Company in connection with their exercise of stock options in 1999 and 2000. In return, Messrs. Bogatin and Gogel agreed to the cancellation of the 266,667 and 13,333 shares respectively, of the Company’s common stock acquired by them in connection with such option exercises. The transactions resulted in a $916,000 compensation charge which is also included in compensation and severance related to termination of former officers and directors in the statement of operations for the year ended December 31, 2003.

In connection with the appointment of new officers and directors resulting from the private placement transaction, the Company also terminated the employment of two other former officers. The terms of the severance arrangements entered into included a commitment for future cash payments and, for one former officer, a grant of options to purchase 66,667 shares of the Company’s common stock at less than fair market value at the grant date and, for the other former officer, modifications of vesting for options previously granted. These transactions resulted in a compensation charge which, together with the cash severance, aggregated $1.1 million and is included in compensation and severance related to termination of former officers and directors in the statement of operations for the year ended December 31, 2003.

In connection with the private placement, the Company also entered into a Settlement and Release Agreement with Grand Cheer, a principal stockholder of the Company and the holder of the Company’s promissory note which was in default. The agreement provided resolution of all claims under the note and under its terms Grand Cheer exercised its rights to convert all of its shares of the Company’s Series B Preferred Stock, plus all accrued and unpaid dividends thereon, into 674,995 shares of the Company’s Common Stock and agreed to reduce from 333,333 to 266,667 the number of shares of the Company’s common stock issuable upon exercise of warrants held by Grand Cheer and the Company agreed to pay Grand Cheer $1.2 million in cash from the proceeds of the transaction, and issue to Grand Cheer 217,429 shares of its Common Stock. Grand Cheer also entered into a voting agreement granting its irrevocable proxy with respect to certain transactions to the investor in the private placement. On November 4, 2003 the Company paid Grand Cheer $1.2 million to settle its obligations under the note. The $1.1 million fair value of the aggregate consideration in the exchange in excess of the face value of the obligation was recorded as interest and debt extinguishment costs in the statement of operations for the year ended December 31, 2003.

Additionally, in connection with the private placement, the Company entered a Settlement, Release Agreement and Third Amendment to its manufacturing agreement with Xiaoya which was in default to resolve potential claims and reduce the monthly purchase commitment. Pursuant to this agreement the Company agreed to make a payment of $244,000 in full satisfaction of all amounts then due to Xiaoya. In exchange, Xiaoya agreed to release the Company from any claims Xiaoya may have as of the signing of the agreement and reduce the monthly minimum purchase requirement of ovens that the Company must make from Xiaoya. On November 12, 2003 the Company made the payment of $244,000 that was owed to Xiaoya.

NOTE 11.	STOCKHOLDERS’ EQUITY

Reverse Stock Split

On December 27, 2004, the Company effected a one-for-three reverse stock split. The par value and number of authorized but unissued shares of Common Stock was not changed as a result of this reverse stock split. All references to common stock, weighted average number of common shares outstanding and per share amounts prior to the effective date of the reverse stock split have been restated to reflect the one-for-three reverse stock split.

Stock Option Plans

The Company has stock option plans that provide for the grant of incentive and nonqualified options to purchase the Company’s stock to eligible officers, key employees, directors and consultants. These plans include the 1994 Stock Option Plan (the “1994 Plan”) and 2003 Stock Incentive Plan (the “2003 Plan”). The 1994 Plan, as amended, provided that an aggregate of 2,550,000 shares of the Company’s common stock be reserved for grants to eligible participants. The 2003 Plan reserved up to 2,000,000 shares of the Company’s common stock for issuance to eligible participants. Options awarded under these plans (i) are generally granted at exercise prices equal to or above quoted market prices on the dates of the grant; (ii) generally become exercisable over a period of one to four years; and (iii) generally expire seven or ten years subsequent to award. At December 31, 2003, there was an aggregate maximum of 920,000 shares available for grant under both of these plans.

A summary of stock option activity follows:

	Number of Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2001	938,167	$14.31
Options granted	569,000	9.06
Options exercised	(114,153)	4.95
Options expired or canceled	(323,292)	15.78
Options outstanding at December 31, 2001	1,069,722	$11.55
Options granted	380,378	2.88
Options exercised	(12,111)	3.99
Options expired or canceled	(39,472)	12.42
Options outstanding at December 31, 2002	1,398,517	$9.24
Options granted	2,262,128	5.40
Options exercised	(33,615)	2.58
Options expired or canceled	(732,057)	11.01
Options outstanding at December 31, 2003	2,894,973	$5.91
Options exercisable at December 31, 2001	512,639	$13.80
Options exercisable at December 31, 2002	864,738	$11.82
Options exercisable at December 31, 2003	757,973	$6.78

The following table summarizes information about the Company’s stock options outstanding at December 31, 2003:

	Options Outstanding		Weighted Average Exercise Price	Options Exercisable
Range of Exercise Prices	Outstanding as of December 31, 2003	Weighted Average Remaining Contractual Life		Exercisable as of December 31, 2003	Weighted Average Exercise Price
$0.93–$7.50	2,334,002	9.06	$4.62	563,668	$3.21
$7.51–$15.00	451,388	8.61	$8.40	84,722	$10.29
$15.01–$22.50	42,583	2.52	$18.60	42,583	$18.60
$22.51–$28.50	67,000	2.32	$25.08	67,000	$25.08
	2,894,973	8.73	$5.91	757,973	$6.78

In addition, the Company grants, from time to time, non-plan stock options. The following table summarizes all option grants outside of the 1994 Plan. No option grants have been made outside of the 2003 Plan.

Grant Year	Shares Granted	Exercise Price	Remaining Life (in years)	Shares Exercisable as of December 31, 2003
2002	491,667	$1.62	—*	—
1997	55,000	$30.39	—*	—
1995	87,500	$7.50	2.25	87,500
1995	7,000	$27.00	2.50	7,000

*	Expired or cancelled in 2003

Two former joint venture partners have options to purchase 87,500 and 7,000 shares of common stock at $7.50 and $27.00 per share which expire on December 27, 2005 and March 31, 2006, respectively. Compensation expense relating to these options in the amount of $12,000 was recorded in 2002 and is included in selling, general and administrative expense of the Company’s statement of operations.

In 2003, the Company recorded compensation expense of $255,000 included in selling, general and administrative expense in connection with options given in payment for consulting services. The number of shares of common stock which can be purchased under these grants aggregated 50,000 exercisable at $5.25. These options expire in 2013.

As of December 31, 2003, none of these options have been exercised.

Stock Issuances

In March 2001, the Company raised $2.0 million through the sale of its 8% Series B Convertible Preferred Stock. The dividend on the preferred stock was payable, at the Company’s option, in either cash or shares of common stock. The preferred stock was convertible to common stock at $3.00 per common share (representing the closing sale price of the common stock on the date of such funding). The conversion feature was valued at $380,000 and a deemed dividend for $380,000 was recorded at the time of issue. On October 29, 2003, these securities were converted into 674,995 shares of the Company’s common stock, including shares applicable to accumulated dividends.

In April 2001, the Company raised $1.0 million through the issuance of an 8% Non-Negotiable Promissory Note due April 20, 2003 provided that upon the approval of the stockholders of the Company, which was obtained in August 2001, the entire outstanding principal amount of this note was converted into the Company’s Series C Convertible Preferred Stock. On October 29, 2003, these securities were converted into 267,855 shares of common stock, including shares applicable to accumulated dividends.

During 2001, the Company raised $5.8 million through the sales of 641,606 shares of its $.01 per share par value common stock.

In April 2002, the Company issued 19,328 and 11,176 shares of common stock as payment of accrued dividends on the Company’s Series B and Series C convertible preferred stock, respectively.

In April 2003, the Company issued 80,158 and 40,079 shares of common stock as payment of accrued dividends on the Company’s Series B and Series C convertible preferred stock, respectively.

In October 2003, the Company issued 92,347 and 45,314 shares of common stock as payment of accrued dividends on the Company’s Series B and Series C convertible preferred stock, respectively.

In 2003, the Company issued an aggregate of 45,000 shares of common stock in exchange for services. The fair value of these shares totaled $132,250 and the Company included this compensation charge in selling, general and administrative expense.

Stock Warrants

In March 2001, the Company issued investor warrants to purchase 333,333 shares of common stock at $3.60 per share, in connection to the sale of its Series B Convertible Preferred Stock. These warrants were exercisable in three equal annual installments, commencing one year from the date of issuance and expire in 2011. These warrants were valued at $380,000 and were recorded in stockholders’ equity in the accompanying financial statements. In October 2003 and as described in Notes 5 and 9, these warrants were modified to reduce the number of warrants to 266,667 in conjunction with a settlement with the investor. The fair value ascribed to this modification was $400,000 and is included as a reduction in interest and debt extinguishment costs related to the overall Grand Cheer settlement.

In June 2001, the Company issued investor warrants to purchase an additional 104,167 shares of common stock at $3.00 per share, in connection with the sale of 208,333 shares of common stock. These warrants vest ratably over three years. These warrants were valued at $158,000 at issuance and are recorded in stockholders’ equity in the accompanying financial statements. These warrants were exercised in March 2004.

In August 2001, the Company converted a $1.0 million convertible note into its Series C Convertible Preferred Stock. A total of 132,275 warrants to purchase the Company’s common stock at $4.53 per share were issued along with the preferred stock. These warrants vest ratably over three years. These warrants were valued at $235,000 at issuance and are recorded in stockholders’ equity in the accompanying financial statements.

In October 2001, the Company issued investor warrants to purchase an additional 83,333 shares of common stock at $6.75 per share, in connection to the sale of 83,333 shares of common stock. The warrants are exercisable immediately and expire in 2011. These warrants were valued at $489,000 at issuance and are recorded in stockholders’ equity in the accompanying financial statements.

In connection with the sale of 349,941 shares of common stock in December 2001, the Company issued warrants to purchase an additional 27,995 shares and 30,986 shares of common stock at $12.30 and $16.02 per share, respectively. The warrants are exercisable immediately and expire in 2006. These warrants were valued at $230,000 at issuance and are recorded in stockholders’ equity in the accompanying financial statements.

In December 2002, the Company issued 83,333 warrants to purchase common stock at $3.09 per share in connection with an agreement with Bank of America to assist in raising capital for the Company. The warrants are exercisable immediately and expire in December 2007. These warrants were valued at $72,000 at issuance and are recorded in stockholders’ equity in the accompanying financial statements. These warrants were exercised in January 2004.

At December 31, 2003, warrants remained outstanding for purchase of an aggregate of 745,423 shares of the Company’s common stock.

NOTE 12.	RELATED-PARTY TRANSACTIONS

In July 2002, the Company issued a non-interest bearing promissory note in the amount of $1.0 million to Grand Cheer Company Limited, a principal stockholder of the Company, which was secured by proceeds from sale of 350 ovens. All of the ovens were sold and cash received but no payment was made to Grand Cheer. The note was due on October 15, 2002. The note provided that if the Company did not repay the note in full by October 15, 2002, all remaining unvested warrants (222,222 warrants) previously issued to Grand Cheer would immediately vest. In connection with issuance of the note, the Company incurred a non-cash finance charge of $200,000 which was payable by offsetting the exercise price of the 333,333 warrants previously issued to Grand Cheer upon its purchase of the Company’s Series B Convertible Preferred Stock. The $200,000 finance charge was recorded as interest expense during the third quarter of 2002.

In connection with the foregoing transaction, a question arose as to whether Jeffrey B. Bogatin, Chairman at the time, or a member of his family had a direct or indirect ownership interest in or control of Grand Cheer, a Hong Kong company which is a principal stockholder and creditor of the Company. Mr. Bogatin had an outside business relationship with a principal of Grand Cheer. Mr. Bogatin provided the Company with an affidavit stating that neither he nor any member of his family nor any entity in which any of them had an interest (i) in the past had any direct or indirect interest in or beneficial ownership of Grand Cheer, (ii) in the past has been an affiliate of Grand Cheer, (iii) in the past held any director, executive or officer position with Grand Cheer or (iv) was in a position to influence the day-to-day business operations of Grand Cheer. In addition, Grand Cheer represented to the Company that Mr. Bogatin had not held any direct or indirect interest in Grand Cheer and had not held any director, executive, officer or other control position in Grand Cheer. If Mr. Bogatin had been determined to have an interest in or control of Grand Cheer, the investment in the Company and loan made to the Company by Grand Cheer, which had been negotiated on behalf of the Company by Mr. Bogatin, would not have been arm’s length transactions. In addition, if

Mr. Bogatin had been deemed to beneficially own the securities of the Company held by Grand Cheer, Mr. Bogatin’s ownership as reflected in the table included under “Item 2. Security Ownership of Certain Beneficial Owners and Management,” would not have been accurately reflected in the Company’s 2002 Annual Report on Form 10-K. This matter was reviewed by the Audit Committee of the Company at the time which determined that future transactions with Grand Cheer, including any amendment or modification to the loan, would be subject to their approval. As described in Notes 6 and 10, the Grand Cheer loan was paid in full and the Company settled all its related obligations thereunder in connection with the October 2003 private placement transaction.

During 2002, the Company leased office space in New York at 660 Madison Avenue through January 31, 2003. This building is owned by a limited liability company controlled by an individual who joined the Company’s Board of Directors in March 2002 but subsequently resigned in August 2002. The Company paid approximately $185,000 in base rental charges during 2002 for this office space. The Company believed that, at the time of the lease, these were the prevailing market rates for similar office space in New York. In addition, Mr. Bogatin, at the time an officer of the Company, owned a minority interest in the limited liability corporation.

In April 2001, the Company raised $1.0 million through the issuance of an 8% Non-Negotiable Promissory Note due April 20, 2003 from Donald J. Gogel, at the time a director of the Company. The entire outstanding principal amount of this note was to be converted into preferred stock of the Company upon the approval of the stockholders. This was approved by the stockholders of the Company in August 2001 and the note was converted into Series C Convertible Preferred Stock. In addition, the Company issued 132,275 warrants to purchase shares of its common stock. The warrants have a term of 10 years at an exercise price of $4.53 per share and were valued at $190,000. This amount was treated as unamortized discount charged to interest expense. Each share of the preferred stock has (i) a liquidation value of $300 per share, (ii) is entitled to a dividend of $24.00 per share, payable semi-annually in cash or in shares of the common stock at the then fair market value and are (iii) convertible into shares of Common Stock at a conversion price of $3.78. As described in Note 10, these securities were converted into common stock in connection with the October 2003 private placement transaction.

NOTE 13.	COMMITMENTS

The Company is obligated under certain non-cancelable leases for office space and equipment, the majority of which have remaining terms of less than one year. Obligations for office space, which extends beyond one year, are $224,000, $126,000, and $8,000 in 2004, 2005 and 2006, respectively. Rent expense for each of the years ended December 31, 2003, 2002 and 2001 was $271,000, $407,000 and $375,000, respectively.

NOTE 14.	LITIGATION

TurboChef filed for arbitration against Maytag Corporation (“Maytag”) in Dallas, Texas, on February 2, 2001, in connection with a series of contracts for research, development and commercialization of certain technology through a joint, strategic relationship. TurboChef claims damages in excess of $300 million for various contractual breaches, fraud, breach of the duty of good faith and fair dealing, bad faith, punitive damages and attorney fees, and it seeks an injunction requiring Maytag to return all rights in intellectual property owned by TurboChef under the parties agreements. In July 2002, in response to an Iowa court proceeding brought by Maytag which is discussed below, we filed an amended arbitration claim removing two of our pending claims from the Texas arbitration. Those claims have been filed in the Boston arbitration discussed below. Maytag has made certain counterclaims against us in the Texas arbitration and is seeking in excess of $35 million in damages under its counterclaims.

We believe that Maytag’s Texas claims are without merit, and we intend to vigorously defend against Maytag’s allegations.

In May 2002, Maytag filed a complaint in Iowa federal court seeking, among other things, to require that two of our claims originally filed and pending in the Texas arbitration be decided only in a separate arbitration proceeding in Boston, Massachusetts. Maytag’s complaint in the Iowa proceeding also alleges that we publicized false and misleading statements about Maytag’s use of our intellectual property in its residential appliances in a January 2002 press release and in certain other unidentified statements. Based upon this allegation, Maytag asserts claims that we caused false advertising with respect to Maytag’s goods and services, that we have intentionally interfered with Maytag’s prospective business, that we have defamed Maytag and that we have unfairly competed with Maytag. Unlike Maytag’s counterclaims in the Texas arbitration proceeding, its complaint in the Iowa proceeding does not specify the dollar amount of damages sought. In July 2002, we filed a motion to dismiss the Maytag complaint or, in the alternative, stay the Iowa proceeding pending resolution of the Texas arbitration. On July 30, 2002, Maytag filed a Motion for Leave to File First Amended Complaint adding a claim that TurboChef failed to pay a promissory note in the amount of $327,478. On January 6, 2003, the Federal Court in the Iowa proceeding granted a summary judgment against TurboChef in the amount of $359,372, which is accrued and included in notes payable on the balance sheet at December 31, 2003 and stayed the remainder of Maytag’s claims pending the final resolution of the Texas claims. In March 2004, we tendered full payment of the amount of the summary judgment.

Maytag has also initiated an arbitration in Boston, claiming damages in the amount in excess of $1.3 million for failure to pay for ovens. TurboChef has filed its counterclaim alleging that Maytag breached its warranty and committed fraud and that TurboChef has been damaged in an amount in excess of $1.5 million.

The parties had since January 2003 agreed to stay the proceedings in Dallas and Boston pending the outcome of settlement negotiations. In March 2004 we notified Maytag that we believed negotiations had not produced an acceptable offer of settlement and we would, therefore, proceed with arbitration. The outcome of any litigation, is uncertain, and an unfavorable outcome could have a material adverse effect on our operating results and future operations. Since the outcomes of the arbitration proceedings are uncertain, no adjustments have been made to the financial statements.

NOTE 15.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Unaudited quarterly financial information follows (in thousands except per share data):

2003	First		Second	Third	Fourth	Fiscal Year
	As Reported		As Reported	As Reported	As Reported	As Reported

Total revenues	$2,224	*	$612	$533	$971	$4,340
Gross profit	1,050	*	265	278	409	2,002
Net loss available to common stockholders	(794	)*	(1,674)	(628)	(23,795)	(26,891)
Basic and diluted loss per share	$(0.12	)*	$(0.26)	$(0.10)	$(3.03)	$(3.96)
Number of shares used in the computation of loss per share	6,354,178		6,473,080	6,473,080	7,865,563	6,797,575

	As Restated	As Restated	As Restated	As Restated	As Restated

Total revenues	$1,775	$547	$507	$861	$3,690
Gross profit	872	239	268	365	1,744
Net loss available to common stockholders	(972)	(1,700)	(638)	(23,839)	(27,149)
Basic and diluted loss per share	$(0.15)	$(0.26)	$(0.10)	$(3.03)	$(3.99)
Number of shares used in the computation of loss per share	6,354,178	6,473,080	6,473,080	7,865,563	6,797,575

2002	First	Second	Third	Fourth	Fiscal Year
	As Reported	As Reported	As Reported	As Reported	As Reported

Total revenues	$1,829	$905	$2,477	$2,785	$7,996
Gross profit	830	491	1,062	898	3,281
Net loss available to common stockholders	(1,330)	(1,836)	(1,746)	(942)	(5,854)
Basic and diluted loss per share	$(0.22)	$(0.29)	$(0.27)	$(0.15)	$(0.93)
Number of shares used in the computation of loss per share	6,147,555	6,348,888	6,352,842	6,352,842	6,301,236

	As Restated	As Restated	As Restated	As Restated

Total revenues	$1,542	$1,586	$1,622	$5,655
Gross profit	543	709	438	2,181
Net loss available to common stockholders	(1,617)	(2,099)	(1,402)	(6,954)
Basic and diluted loss per share	$(0.26)	$(0.33)	$(0.22)	$(1.10)
Number of shares used in the computation of loss per share	6,147,555	6,352,842	6,352,842	6,301,236

*	As restated — on March 30, 2004, the Company amended it quarterly reports on Form 10-Q to revise recognition of revenue for a transaction entered into in the first quarter of 2003 and to revise interest expense recorded in the third quarter for a debt extinguishment which was completed in October 2003.

NOTE 16.	REVENUE BY GEOGRAPHIC AREA

The Company currently derives primarily all its revenues from the sale of ovens. The Company does not have significant assets outside the United States. Revenues by geographic region for each of the three years ended December 31, 2003 is as follows:

REGION	2003	2002	2001
	(In thousands)
North America	$2,096	$3,576	$946
United Kingdom	970	1,703	1,986
Europe and Asia	624	376	298
Totals	$3,690	$5,655	$3,230

NOTE 17.	REVERSE STOCK SPLIT

On November 30, 2004, the Company’s majority stockholder approved a one-for-three reverse stock split. The reverse stock split became effective December 27, 2004, upon the filing of an amendment to our Restated Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware. Accordingly, all share and per share data for all periods presented has been retroactively restated to present the effect of the reverse stock split.

TURBOCHEF
COOK TIME
1 min 45 sec
TURBOCHEF
COOK TIME
1 min 30 sec

TURBOCHEF
COOK TIME
50 seconds

TURBOCHEF
COOK TIME
2 minutes

TURBOCHEF
COOK TIME
1 min 30 sec

All food pictured was cooked in a TurboChef speed cook oven.

TURBOCHEF

Accelerating the World of Cooking™

5,000,000 Shares

TurboChef Technologies, Inc.

Common Stock

Prospectus
                                                , 2005

Joint Book-Running Managers

Banc of America Securities LLC	William Blair & Company

Stephens Inc.	Oppenheimer & Co. Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by us in connection with this offering. All of the amounts shown are estimated, except the Securities and Exchange Commission registration fee and NASD filing fee.

Securities and Exchange Commission registration fee	$15,566
National Association of Securities Dealers, Inc. filing fee	13,725
American Stock Exchange listing fees	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*
Total	$ *

*	To be completed by amendment.

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The Delaware General Corporation Law provides that a corporation may pay expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, and must reimburse a successful defendant for expenses, including attorneys’ fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers. The Delaware General Corporation Law provides that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper.

Our Restated Certificate of Incorporation, as amended, and our bylaws require the indemnification of directors and officers under certain circumstances and grant our directors and officers a right to indemnification to the full extent permitted by law for all reasonable expenses relating to civil, criminal, administrative or investigative procedures to which they are a party (a) by reason of the fact that they are or were our directors, officers, employees or agents or (b) by reason of the fact that, while they are or were our directors or officers, they are or were serving at our request as a director, officer, employee or agent of another enterprise.

We carry insurance on behalf of our directors and officers that covers, among other things, any liabilities that may accrue under the statutory provisions referred to above.

Item 16.	Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
2.1
Stock Purchase Agreement dated as of October 28, 2003 by and between the Registrant and OvenWorks, LLLP (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on November 10, 2003)

4.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1.2 to the Registrant’s Registration Statement on Form SB-2, Registration No. 33-75008)
4.2
Amendment to Certificate of Incorporation — Certificate of Designation of Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3(i) to the Registrant’s Current Report on Form 8-K, filed with the Commission on November 10, 2003)

4.3	Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on July 20, 2004)
4.4	Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on December 22, 2004)
4.5	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form SB-2, Registration No. 33-75008)
4.6	Restated By-Laws (incorporated by reference to Exhibit 3.2.2 to the Registrant’s Registration Statement on Form SB-2, Registration No. 33-75008)
4.7
Stockholders’ Agreement dated as of October 28, 2003 by and among the Registrant, OvenWorks, LLLP, Jeffrey Bogatin and Donald Gogel (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on November 10, 2003)

4.8
Consent to Transfer and First Amendment to Stockholders’ Agreement dated as of November 21, 2003 by and among the Registrant, OvenWorks, LLLP, Jeffrey Bogatin and Donald Gogel (incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K, filed with the Commission on March 30, 2004)

4.9
Voting Agreement dated as of October 28, 2003 by and between OvenWorks, LLLP and Grand Cheer Company Limited (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K, filed with the Commission on November 10, 2003)

4.10
Voting Agreement dated as of October 28, 2003 by and among OvenWorks, LLLP, Jeffrey Bogatin and Donald Gogel (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on November 10, 2003)

4.11	Specimen Common Stock certificate*
5.1	Opinion and Consent of Kilpatrick Stockton LLP**
23.1	Consent of Kilpatrick Stockton LLP (included in Exhibit 5.1)**
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm*
23.3	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm*
23.4	Consent of Whitley Penn, Independent Registered Public Accounting Firm*
23.5	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm*
24.1	Power of Attorney (see signature page)*

*	Filed herewith.

**	To be filed by amendment.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on January 3, 2005.

TURBOCHEF TECHNOLOGIES, INC.

By: /s/ James K. Price James K. Price President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signatures appears below constitutes and appoints James K. Price and James A. Cochran, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 (including post effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 3, 2005:

Signature	Title
/s/ Richard E. Perlman Richard E. Perlman	Chairman of the Board of Directors
/s/ James K. Price James K. Price	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ James A. Cochran James A. Cochran	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ William A. Shutzer William A. Shutzer	Director
/s/ Raymond H. Welsh Raymond H. Welsh	Director
/s/ J. Thomas Presby J. Thomas Presby	Director
/s/ James W. DeYoung James W. DeYoung	Director
/s/ Sir Anthony Jolliffe Sir Anthony Jolliffe	Director

EXHIBIT INDEX

Exhibit	Description
1.1	Form of Underwriting Agreement
4.11	Specimen Common Stock certificate
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.3	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm
23.4	Consent of Whitley Penn, Independent Registered Public Accounting Firm
23.5	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm